Confidential draft #4 as confidentially submitted to the Securities and Exchange Commission on September 11, 2015

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SQUARE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	80-0429876
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1455 Market Street, Suite 600

San Francisco, CA 94103

(415) 375-3176

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jack Dorsey

Chief Executive Officer

Square, Inc.

1455 Market Street, Suite 600

San Francisco, CA 94103

(415) 375-3176

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Bochner David J. Segre Tony Jeffries Calise Y. Cheng Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 Telephone: (650) 493-9300 Facsimile: (650) 493-6811	David C. Karp Ronald C. Chen Gordon S. Moodie Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000	Dana R. Wagner Sydney B. Schaub Tait O. Svenson Square, Inc. 1455 Market Street, Suite 600 San Francisco, California 94103 Telephone: (415) 375-3176 Facsimile: (855) 204-8795	William H. Hinman, Jr. Daniel N. Webb Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 Telephone: (650) 251-5000 Facsimile: (650) 251-5002

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer ☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Class A Common Stock, $0.0000001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the right to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                     , 2015

PROSPECTUS

             Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Square, Inc. We are selling             shares of our Class A common stock and the selling stockholder named in this prospectus is selling             shares of our Class A common stock. We will not receive any proceeds from the sale of the shares by the selling stockholder.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between             and                     . We intend to apply to list our Class A common stock on the                      under the symbol “    .”

We have two classes of authorized common stock: the Class A common stock offered hereby and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock.

After the completion of this offering, our existing stockholders will continue to hold all of our issued and outstanding Class B common stock and will hold approximately     % of the combined voting power of our common stock. As a result of their ownership, they will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of certain amendments to our certificate of incorporation and bylaws, the approval of any merger or sale of substantially all of our assets, and certain provisions that impact their rights and privileges as Class B common stockholders. See “Description of Capital Stock.”

At our request, the underwriters have reserved for sale, at our initial public offering price, up to     % of the Class A common stock offered hereby to our sellers. The sales will be made through a directed share program. The shares being made available for this program are being sold by the Start Small Foundation, a foundation started by our CEO and founder, Jack Dorsey, as the selling stockholder.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our Class A common stock involves risks. See the section titled “Risk Factors” on page 22 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See the section titled “Underwriting.”

To the extent that the underwriters sell more than             shares of Class A common stock, the underwriters have the option to purchase up to an additional             shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2015.

Goldman, Sachs & Co.	Morgan Stanley	J.P. Morgan

Barclays	Deutsche Bank Securities	Jefferies	RBC Capital Markets	Stifel

LOYAL3 Securities

Prospectus dated                      , 2015

TOD WILSON
MR. TOD’S PIE FACTORY, ENGLEWOOD, NJ

You know why you’re so great? It’s that you help companies like ours be great too
CHARLIE & MELANIE PORTER LAVENDER & HONEY, PASADENA, CA

Prospectus

You should rely only on the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us. Neither we, the selling stockholder, nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of its delivery. Our business, financial condition, results of operations, and prospects may have changed since that date.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: neither we, the selling stockholder, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes, and the information in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless otherwise indicated, references to our “common stock” include our Class A common stock and Class B common stock.

SQUARE, INC.

Our First Sellers

The story of Square is best told through the stories of our sellers, the customers we serve.

As soon as we had a working prototype of our first credit card reader, we went out to talk to sellers. We met owners of a wide range of businesses, and they shared with us many of the challenges they faced.

We met Cheri, the owner of a flower cart called Lilybelle, who lost a sale when a customer did not have any cash and Cheri had no way to accept credit cards.

We met Jerad and Justin, brothers and co-owners of Sightglass Coffee, who were forced to stitch together disparate systems and processes to handle their basic business operations.

We met Andrei, a flight instructor, who depended on checks from his customers and never knew when the checks would clear and the money would be available in his bank account.

We met Kiya, the owner of a clothing store called Self Edge, who was declined by his traditional payment processor when he tried to expand his business from California to a second location in New York.

Cheri, Jerad and Justin, Andrei, and Kiya signed up for Square and became our first sellers. We learned a great deal from them: the value of accessibility, the power of integrated services, the importance of speed, and the necessity of trust. What they taught us helped make Square what it is today and inspired our mission to make commerce easy.

These sellers are only four of the over 30 million businesses in the United States, with millions of entrepreneurs starting more each year. Each has its own story to tell. We measure our success by their success. We listen to them, learn from them, and help them grow into their ambitions.

Our Business

We started Square in February 2009 to enable anyone with a mobile device to accept card payments, anywhere, anytime. While we found early success providing easy access to card payments, commerce extends beyond payments. In every transaction, we see opportunity for our sellers: to learn more about which products are selling best, to reinvest in their businesses, or to create and engage loyal buyers. Although we currently generate approximately 95% of our revenue from payments and point-of-sale (POS) services, we have extended our product and service offerings to include financial services and marketing services, all to help sellers start, run, and grow their businesses.

We work to democratize commerce—leveling the playing field for sellers of all sizes. Our focus on technology and design allows us to create products and services that are accessible, intuitive, and easy-to-use. We set attractive and transparent pricing, and we accept approximately 95% of sellers who seek to process payments with Square. We provide a free software app with our affordable (often free) hardware to turn mobile devices into powerful POS solutions in minutes. Our insights into our sellers’ businesses have allowed us to develop services that are applicable to businesses of all types and sizes, from Square Analytics to digital receipts. We also continue to add advanced software features that tailor our POS solution to specific types of sellers, such as open tickets for bars and restaurants and inventory management for retailers.

Because of our approach, we have grown rapidly. Millions of sellers accept payments with Square. They span all types of businesses: from cabs to coffee shops, lawyers to landscapers, retail stores to restaurants. Although substantially all of our revenue is currently generated in the United States, we also serve sellers throughout Canada and Japan. As this international base of sellers grows, so too should our Gross Payment Volume (GPV) and revenue in these regions. We serve sellers of all sizes, ranging from a single vendor at a farmers’ market to multinational businesses. Our products and services are built to scale, so sellers can stay with us over the life of their businesses. In 2014, sellers using Square processed $23.8 billion of GPV, which was generated by 446 million card payments from approximately 144 million payment cards. GPV measures the total dollar amount of card payment transactions we process for our sellers (net of refunds), excluding card payments processed for Starbucks and our Square Cash peer-to-peer service. Since we generate transaction revenue as a percentage of payment volume, we believe GPV is a key indicator of our ability to generate revenue. In the 12 months ended June 2015, over two million sellers accepted five or more payments using Square, accounting for approximately 97% of our GPV.

The foundation of our business model is the millions of sellers processing payments with Square. We estimate that nearly half of our sellers find us and sign up, rather than us finding them, adding efficiency to our sales and marketing efforts. We measure the effectiveness of our spending by evaluating the “payback period,” which we view as the number of quarters it takes for a quarterly cohort of sellers’ cumulative transaction revenue net of transaction costs to surpass our sales and marketing spending in the quarter in which we acquired that cohort. We define a quarterly cohort of sellers as the group of sellers that are approved to accept card payments with Square in a given quarter. On average, our payback period has been four to five quarters.

Revenue from our sellers grows consistently over time, resulting in strong dollar-based retention rates. Transaction revenue net of transaction costs for each of our 17 quarterly seller cohorts (dating back to the second quarter of 2010) has grown year over year in every quarter. Over the past four quarters, retention of transaction revenue net of transaction costs for our cohorts has, on average, exceeded 110% year over year.

The size and strength of our payments and POS business have allowed us to develop a deep understanding of our sellers’ business performance and to build a cohesive commerce ecosystem. As such, we are well positioned to provide financial services and marketing services to sellers efficiently and intelligently. For example, one of our financial services, Square Capital, uses our deep understanding of our sellers’ businesses to proactively underwrite and extend cash advances to them. Although Square Capital is still in its early stages, we have already advanced over $225 million since launching it in May 2014. Square Capital demonstrates how our services can rapidly reach significant scale through a combination of strong demand and our direct, ongoing interactions with our sellers. Although Square Capital currently does not contribute a significant amount of revenue to our business relative to our payments and POS services, our software and data product revenue, including revenue derived from Square Capital, has grown quickly, and we expect these products will contribute a larger portion of our total revenue over time. Marketing services, such as Square Customer Engagement, give sellers easy-to-use tools to help them close the loop between communication with a buyer and ultimately a new sale. We currently see more than 1.5 million monthly feedback communications sent by buyers to sellers through digital receipts. Together, our financial services and marketing services provide sellers with access to capital and access to customers, making it easier for them to accomplish their goals.

We are making commerce easy for buyers too. Buyers can now use payment cards at millions of sellers whom we believe previously only accepted cash or checks. Digital receipts give buyers a way to connect directly with their favorite businesses and enable loyalty programs to reward them for their continued business. We provide readers that accept the latest and most secure forms of payment, including EMV and NFC, which enables payment via Apple Pay and Android Pay.1 We introduced Square Cash as a fast and easy way to make digital payments for both peer-to-peer transactions, such as splitting the bill at dinner, and business services, such as paying a contractor or accountant. Our buyer network strengthens our ecosystem by building meaningful connections between sellers and buyers.

We have grown rapidly since our founding. For the six months ended June 30, 2015, our total net revenue grew to $560.6 million, up 51% from the six months ended June 30, 2014. In 2014, our total net revenue grew to $850.2 million, up 54% from the prior year. For the six months ended June 30, 2015, our Adjusted Revenue grew to $198.8 million, up 67% from the six months ended June 30, 2014. In 2014, our Adjusted Revenue grew to $276.3 million, up 73% from the prior year. Adjusted Revenue is a non-GAAP financial measure that we define as our total net revenue less transaction costs, adjusted to eliminate the effect of activity under our payment processing agreement with Starbucks. In the third quarter of 2012, we signed an agreement to process credit and debit card payment transactions for all Starbucks-owned stores in the United States. The agreement was amended in August 2015 to eliminate the exclusivity provision in order to permit Starbucks to begin transitioning to another payment processor starting October 1, 2015. Under the amendment, Starbucks also agreed to pay increased processing rates to us for as long as they continue to process transactions with us. We anticipate that Starbucks will transition to another payment processor and will cease using our payment processing services prior to the scheduled expiration of the agreement in the third quarter of 2016, and, in any event, we do not intend to renew it when it expires. For more information on Adjusted Revenue, see the section titled “—Key Operating Metrics and Non-GAAP Financial Measures.” We intend to continue to make investments that will serve sellers and buyers over the long term even if a return on these investments is not realized in the short term. For the six months ended June 30, 2015 and June 30, 2014, we generated a net loss of $77.6 million and $79.4 million, respectively. In 2014 and 2013, we generated a net loss of $154.1 million and $104.5 million, respectively.

[1]	Europay, MasterCard, and Visa (EMV) technology is a global payments standard that places microprocessor chips into credit and debit cards that store and protect cardholder data. Near Field Communication (NFC) is a technology that allows smartphones and other devices, such as payments readers, to communicate when they are close together, enabling transactions that require no physical contact between the payments device and the payments reader.

Trends in Our Favor

Local businesses drive the economy

According to the U.S. Census Bureau’s 2012, 2013, and 2014 reports, and the U.S. Small Business Administration’s March 2014 report, the approximately 30 million small businesses in the United States generated 46% of the nation’s private sector output in 2010. These figures likely underestimate significant parts of the American economy. For example, they do not include the millions of businesses run by freelancers, artists, hobbyists, and others. We believe small businesses will continue to drive the economy as entrepreneurial activity creates millions of businesses each year. The Kauffman Index—Startup Activity 2015, estimates that in 2014 approximately 530,000 new entrepreneurs started businesses each month. Local businesses engage in significant commerce and are essential to the economy and character of local communities, acting as an on-ramp for anyone of any background to participate in economic growth.

Commerce is increasingly digital and mobile

The transition from cash and checks to electronic payments is occurring rapidly. In 2013, consumer payments totaled $8.9 trillion, including $4.9 trillion through payment cards, $1.6 trillion through cash, and $1.0 trillion through checks, according to The Nilson Report published in December 2014. In 2018, consumer payments are expected to reach $11.4 trillion, with payment cards growing to $7.6 trillion and cash and checks declining in use, also according to The Nilson Report published in December 2014. The rapid growth of mobile devices and associated app stores has provided freedom and accessibility to sellers and buyers, who can now engage in commerce anywhere. An estimated 438 million mobile devices in the United States accessed the internet in 2013, and this is expected to grow to over 690 million devices in 2018.

Businesses of all sizes need innovative solutions to thrive

As technology and the regulatory environment evolve, sellers of all types and sizes face a continuous need for new solutions. Historically, payments and POS services (across hardware and software), financial services, and marketing services have been limited or nonexistent for many businesses for the following reasons:

•	Lack of access. Traditional payments solutions are often prohibitively expensive and difficult to use, and sellers are often denied service by traditional providers. We believe approximately 20 million sellers in the United States do not accept card payments today.

•	Disparate and disjointed offerings. Sellers must laboriously piece together hardware, software, and payments services from many different vendors to run their businesses. Because these products and services are not integrated, sellers often resort to reconciling these disparate systems with pen and paper or with spreadsheets.

•	Slow, unpredictable access to funds. Traditional payments solutions and financial services often require sellers to wait days or weeks to receive funds. According to a study published by the Federal Reserve Bank of New York in Spring 2014, the average small business loan application process takes 33 hours of work and includes applying to three different financial institutions.

•

Lack of transparency.    Many traditional providers offer terms and pricing that are opaque, complex, and unpredictable. For example, traditional providers typically charge a wide range of fees that are hard for sellers to understand or anticipate. These fees may include terminal fees, hardware rental fees, payment gateway fees, compliance fees, minimum monthly fees, and reporting fees, in addition to interchange and assessment fees that vary widely across card and transaction types.

Our End-to-End Commerce Ecosystem

Payments are at the heart of commerce and are the foundation of our ecosystem. Every payment a seller accepts creates an opportunity to develop a deeper understanding of his or her business. We use these insights to build additional seller services, which in turn generate more payment activity, bring more buyers into our network, and further strengthen our ecosystem. All of our services feature the following key elements:

•	Access and ease of use. We design products and services that are simple and intuitive for all sellers.

•	Cohesion. Services in our ecosystem connect seamlessly with each other, and we design integrated hardware products and software services to provide sellers and buyers with a frictionless experience.

•	Speed and predictability. We design our products and services to deliver instant value. Sellers can sign up in minutes to take their first payment, getting fast and predictable access to funds.

•	Trust and transparency. We build a mutually beneficial partnership with our sellers, based on straightforward pricing and dependable services that they can rely on to run and grow their businesses. We also take a differentiated approach to risk management that enables us to approve sellers who may have been denied elsewhere, while keeping our risk and fraud losses low.

Payments and POS services

Our payments and POS services include hardware and software to accept payments, streamline operations, and analyze business information. Square Register, our free POS app, combines with our hardware to turn a mobile device into a powerful POS solution. Our mobile payments and POS services transform the checkout process and advance digital and mobile commerce by untethering sales from long lines and antiquated cash registers. Sellers can also use our services such as Square Analytics and Invoices directly from a mobile device. We regularly add advanced software features for our POS solution for specific types of sellers. We act as the merchant of record for our sellers, which puts us in their shoes with respect to card networks and puts the risk for refunds and chargebacks on us. Because we work directly with payment card networks and banks, sellers do not need to manage the complex systems, rules, and requirements of the payments industry. The benefits to our sellers include fast, easy, and inclusive sign-up; simplicity; affordability; transparent pricing; fast access to funds; and the ability to take payments anywhere, anytime. Buyers benefit from these services by being able to easily pay anyone, anywhere with a payment card or mobile device.

Unburdened by legacy systems, we create technology that makes payments faster and more efficient. In November 2013, we launched Square Cash, an easy way for anyone to send and receive money electronically via email or a mobile app. Individuals and businesses can sign up for a Square Cash account using just a debit card and an email address or phone number. Square Cash started with peer-to-peer payments, which we offer to individuals for free. Square Cash can also help businesses eliminate paper checks and process more of their payments electronically by lowering the cost of payment processing through the use of debit cards. Since launch, people have sent over one billion dollars through Square Cash.

Financial services

Just as sellers face many challenges with the traditional system of accepting payment cards, they also face issues accessing and deploying funds to run and grow their businesses. We have applied the same capabilities and insights we used to develop our payments and POS services to address this need as well. We believe our financial services demonstrate the strength of our strategy, execution, and opportunity.

Square Capital provides merchant cash advances to prequalified sellers. We make it easy for sellers to use our service by proactively reaching out to them with an offer of an advance based on their payment processing history. The terms are straightforward, sellers get their funds quickly (often the next business day), and in return, they agree to make payments equal to a percentage of the payment volume we process for them up to a fixed amount. We receive these payments seamlessly through each card transaction we process for them up to a fixed amount. The service has a strong recurring nature, with nearly 90% of sellers who have been offered a second Square Capital advance choosing to accept it. We currently fund a significant majority of these advances from arrangements with third parties that commit to purchase the future receivables related to these advances. This funding significantly increases the speed with which we can scale Square Capital and allows us to mitigate our balance sheet risk.

Payroll is another area where our payments business provides the foundation for the type of opportunity we have realized with Square Capital. Like payments and business financing, payroll services exist within a complex and highly regulated industry. Payroll is one of the largest operating expenses for small businesses. In 2010, small businesses paid 42% of private sector payroll, according to the U.S. Small Business Administration’s March 2014 report. Square Payroll is an affordable, easy-to-use payroll service for sellers, optimized for those with hourly employees. It works seamlessly with Square Register to automatically track employee hours worked. This reduces complexity, saving time and money for our sellers. We recently introduced Square Payroll in California, and we plan to expand it to additional states.

Marketing services

We also use the insights derived from our payments and POS services to develop unique marketing services that help our sellers reach customers and increase sales. Square Customer Engagement helps sellers understand their businesses, engage customers in ongoing conversations, and promote their offerings through email marketing. The result is a personalized and improved shopping experience for buyers that helps drive growth for sellers. By linking buyer payment cards and information to marketing efforts conducted in our ecosystem, we have created a closed loop that allows sellers to easily assess the return on their marketing efforts—a difficult feat in the offline world.

Mobile device proliferation has also enabled delivery-as-a-service. Caviar, our food delivery offering, helps restaurants reach customers and increase sales without having to create and manage their own delivery logistics. By providing delivery services for them, Caviar makes it easy for restaurants to expand their reach with little additional overhead. Buyers can access Caviar through our iOS and Android mobile apps or through our Caviar website.

Our Strengths

•	We create technology to transform commerce. We invest significantly in hardware and software design and engineering to rapidly deploy product updates to sellers and buyers. At the end of 2014, over 45% of our employees served in product engineering, development, and design functions.

•	We have tremendous scale. Our millions of sellers provide a sizable opportunity for up-selling and cross-selling our products and services. Our scale also enables us to establish favorable partnerships with financial institutions to provide attractive pricing for our sellers.

•	We have a strong brand. Nearly half of our sellers find us and sign up, rather than us finding them. This is the result of building services that deliver value and that sellers eagerly recommend.

•	We have a deep understanding of our sellers. Payments and POS activity in our ecosystem allows us to create products and services that address many of the functions our sellers need to operate and grow their businesses.

•	We use a differentiated approach to risk management. Our risk management approach starts with trusting sellers. We remove the friction of signing up, then use technology to quickly detect and eliminate risky and fraudulent activity. Since inception, we have ceased providing services to fewer than 5% of sellers due to suspected or confirmed fraudulent behavior, their exceeding our risk parameters, their violation of our terms of service, or other concerns. Our risk and fraud losses accounted for approximately 0.1% of GPV in the 12 months ended June 30, 2015.

•	We have a persistent communication channel with our sellers. Our direct, ongoing interactions with our sellers help us to tailor offerings directly to them, at scale and in the context of their usage. For example, when a seller accesses their Square Dashboard—a centralized hub from where they can view and manage daily business operations—we can automatically send a notification to prompt the seller to sign up for Square Customer Engagement and take action on what they learned. On average, more than 70% of sellers who process more than $125,000 per year engage daily with analytics in their Square Dashboard.

•	We have a large and growing buyer network. We have a direct relationship with buyers through various touch points in our ecosystem. In 2014, our sellers accepted payments from approximately 144 million payment cards, which we estimate represents approximately one in five active payment cards in circulation in the United States, based on data from The Nilson Report published in February 2015. Our relationship with buyers strengthens our ecosystem and many of our services, including Square Customer Engagement, Square Cash, and Caviar.

Our Growth Strategy

Enhance our products and services

•	Innovate to provide sellers with access to new payment methods. We will continue to introduce new payment products and services, such as Square Cash and Square Readers for newer technologies, for the benefit of new and existing sellers.

•	Increase product and service functionality. We are focused on improving our products and services so that they are applicable to a wide range of sellers and buyers. For example, our recently introduced open tickets feature in Square Register provides critical functionality to bars and full-service restaurants.

•	Grow our third-party App Marketplace. We intend to expand the benefits of our services by strategically partnering with third parties, as we have with Intuit and Bigcommerce, to enable sellers to integrate Square with third-party products.

•	Increase third-party funding for Square Capital. A significant majority of funding for Square Capital currently comes from third parties who commit to purchase the future receivables related to Square Capital advances. We will continue to seek third-party funding for these advances so we can increase our capacity to scale the service and further mitigate our balance sheet risk.

•	Continue to add new products and services that extend our ecosystem. We will continue to introduce new products and services that can make use of the unique insights we garner from the integration of payments and POS services.

Extend our reach

•	Strengthen our brand. We will continue to focus on customer experience and on delivering simple, cohesive services that appeal to our sellers and buyers.

•	Expand marketing channels. We plan to expand our marketing efforts across new and existing channels, including online and mobile marketing, retail distribution of our hardware products, television and radio advertising, direct response mail, and event marketing.

•	Increase adoption of services within our ecosystem. We will continue to use our persistent communication channels, such as in-app notifications and dashboard alerts, to highlight to sellers the value of our payments and POS services, financial services, and marketing services.

•	Enhance relationships with larger sellers. We will continue to invest in our direct sales and account management teams to facilitate the acquisition and support of larger sellers. We use custom pricing to make Square even more compelling for larger businesses.

Expand globally

•	Expand our payments services into additional countries. We evaluate many factors when choosing to enter a new country, including market opportunity, technology adoption, and the regulatory environment. We plan to expand into additional countries to broaden payment card acceptance worldwide and to increase our market opportunity.

•	Deploy non-payments-based services to accelerate global efforts. In countries where regulatory or payment card network requirements constrain our market entry, we may enter first with services other than payments.

Our Current Sellers

Our sellers represent businesses in a diverse set of industries, including retail, services, food, and leisure. We serve sellers of all sizes, ranging from a single vendor at a farmers’ market to multinational businesses. We believe the diversity of our sellers underscores the accessibility of our offerings. We estimate that nearly 50% of our sellers’ businesses are owned or operated by women, versus only 30% of U.S. small businesses. The charts below show the percentage mix of our GPV by seller industry and seller size:

Risks

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” following this prospectus summary. These risks include, but are not limited to, the following:

•	Our business depends on a strong and trusted brand, and any failure to maintain, protect, and enhance our brand would hurt our business;

•	Our growth may not be sustainable and depends on our ability to retain existing sellers, attract new sellers, and increase sales to both new and existing sellers;

•	Our business has generated net losses, and we intend to continue to invest substantially in our business. Thus, we may not be able to achieve or maintain profitability;

•	We, our sellers, our partners, and others who use our services obtain and process a large amount of sensitive data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business;

•	Our risk management efforts may not be effective, which could expose us to losses and liability and otherwise harm our business;

•	We derive substantially all of our revenue from payments services. Our efforts to expand our product portfolio and market reach may not succeed and may reduce our revenue growth;

•	Our success depends on our ability to develop products and services to address the rapidly evolving market for payments and POS, financial, and marketing services, and, if we are not able to implement successful enhancements and new features for our products and services, our business could be materially and adversely affected;

•	Substantial and increasingly intense competition in our industry may harm our business;

•	We are dependent on payment card networks and acquiring processors, and any changes to their rules or practices could harm our business;

•	Our quarterly results of operations and operating metrics fluctuate significantly and are unpredictable and subject to seasonality, which could result in the trading price of our Class A common stock being unpredictable or declining; and

•	The dual class structure of our common stock has the effect of concentrating voting control within our existing stockholders, including our employees and directors and their affiliates; this will limit or preclude your ability to influence corporate matters. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock following this offering.

Our Corporate Information

Square was incorporated in Delaware in June 2009. Our headquarters are located at 1455 Market Street, Suite 600, San Francisco, California 94103. Our telephone number is (415) 375-3176. Our website address is www.squareup.com. The information contained in, or accessible through, our website is not part of, and is not incorporated into, this prospectus, and investors should not rely on any such information in deciding whether to invest in our Class A common stock.

We use various trademarks and trade names in our business, including “Square” and Square®, which we have registered in the United States and in various other countries. This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks we name in this prospectus.

JOBS Act

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenue of at least $1.0 billion, or (c) in which we become a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report, and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Class A common stock offered	shares

Class A common stock to be offered by the selling stockholder	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Option to purchase additional shares of Class A common stock offered by us	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering primarily for working capital and general corporate purposes. We also may use a portion of the net proceeds from this offering for acquisitions of complementary businesses, technologies, or other assets. We have not entered into any agreements or commitments with respect to any specific acquisitions and have no understandings or agreements with respect to any such acquisition or investment at this time. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder. See the section titled “Use of Proceeds.”

Voting rights	Shares of our Class A common stock are entitled to one vote per share. Shares of our Class B common stock are entitled to 10 votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Directed share program	At our request, the underwriters have reserved for sale, at our initial public offering price, up to

    % of the Class A common stock offered hereby to our sellers. The sales will be made through a directed share program. The shares being made available for this program are being sold by the Start Small Foundation as the selling stockholder.

Proposed trading symbol

The number of shares of common stock to be outstanding after this offering is based on no shares of our Class A common stock and 291,005,896 shares of our Class B common stock (including preferred stock on an as-converted basis) outstanding as of June 30, 2015 and excludes the following:

•	103,627,701 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2015, with a weighted-average exercise price of $6.51 per share;

•	3,455,800 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our common stock granted after June 30, 2015, with a weighted-average exercise price of $15.13 per share;

•	15,848,260 shares of our Class B common stock issuable upon the exercise of warrants outstanding as of June 30, 2015, with a weighted-average exercise price of $12.29 per share; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2015 Equity Incentive Plan (2015 Plan), which will become effective prior to the completion of this offering; and

•	shares of our Class A common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan (ESPP), which will become effective prior to the completion of this offering.

Our 2015 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2015 Plan also provides for increases in the number of shares reserved thereunder based on awards under certain of our other equity compensation plans that expire, are forfeited, or are otherwise repurchased by us. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

Except as otherwise indicated, all information in this prospectus assumes the following:

•	the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, which will occur prior to the completion of this offering, and the authorization of our Class A common stock;

•	the automatic conversion and reclassification of all outstanding shares of our convertible preferred stock into an aggregate of 135,252,809 shares of our Class B common stock, which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares.

Summary Consolidated Financial and Other Data

The following summary consolidated statement of operations data for the years ended December 31, 2012, 2013, and 2014, and the consolidated balance sheet data as of December 31, 2013 and 2014, have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended June 30, 2014 and 2015, and the consolidated balance sheet data as of June 30, 2015, have been derived from our unaudited interim consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, all adjustments, which include only normal, recurring adjustments that are necessary to present fairly the unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results in the six months ended June 30, 2015, are not necessarily indicative of results to be expected for the full year or any other period, in part because we do not intend to renew our payment processing agreement with Starbucks when it expires in the third quarter of 2016. Further, in August 2015 we amended our payment processing agreement with Starbucks to eliminate the exclusivity provision in order to permit Starbucks to begin transitioning to another payment processor starting October 1, 2015. Under the amendment, Starbucks also agreed to pay increased processing rates to us for as long as they continue to process transactions with us. We anticipate that Starbucks will transition to another payment processor and will cease using our payment processing services prior to the scheduled expiration of the agreement in the third quarter of 2016. As a result, Starbucks payment processing volumes may decrease meaningfully in the future, and may cease entirely prior to the scheduled expiration of the agreement in the third quarter of 2016. You should read the consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Consolidated Statement of Operations Data:
Revenue:
Transaction revenue	$193,978	$433,737	$707,799	$309,908	$470,974
Starbucks transaction revenue	9,471	114,456	123,024	56,613	62,867
Software and data product revenue	—	—	12,046	2,289	20,934
Hardware revenue	—	4,240	7,323	3,068	5,795

Total net revenue	203,449	552,433	850,192	371,878	560,570

Cost of revenue:
Transaction costs	126,351	277,833	450,858	196,076	298,927
Starbucks transaction costs	12,547	139,803	150,955	70,512	77,132
Software and data product costs	—	—	2,973	45	7,230
Hardware costs	—	6,012	18,330	8,365	10,910
Amortization of acquired technology	—	—	1,002	272	1,744

Total cost of revenue	138,898	423,648	624,118	275,270	395,943

Gross profit	64,551	128,785	226,074	96,608	164,627

Operating expenses:
Product development	46,568	82,864	144,637	65,484	85,432
Sales and marketing	56,648	64,162	112,577	55,790	67,911
General and administrative	36,184	68,942	94,220	44,071	59,923
Transaction and advance losses	10,512	15,329	24,081	10,968	24,835
Amortization of acquired customer assets	—	—	1,050	230	950
Impairment of intangible assets	—	2,430	—	—	—

Total operating expenses	149,912	233,727	376,565	176,543	239,051

Operating loss	(85,361)	(104,942)	(150,491)	(79,935)	(74,424)

Interest (income) and expense	5	(12)	1,058	182	858
Other (income) and expense	(167)	(950)	1,104	(220)	746

Loss before income tax	(85,199)	(103,980)	(152,653)	(79,897)	(76,028)
Provision (benefit) for income taxes	—	513	1,440	(542)	1,570

Net loss	$(85,199)	$(104,493)	$(154,093)	$(79,355)	$(77,598)

Operating expenses include share-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Product development	$3,984	$8,820	$24,758	$9,821	$19,349
Sales and marketing	668	1,235	3,738	1,483	2,774
General and administrative	3,462	4,603	7,604	3,017	6,570

Total share-based compensation	$8,114	$14,658	$36,100	$14,321	$28,693

	December 31,		June 30, 2015
	2013	2014
	(in thousands)
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$166,176	$225,300	$197,940
Settlements receivable	$64,968	$115,481	$171,845
Working capital	$124,061	$218,761	$168,658
Total assets	$318,341	$541,888	$618,559
Customers payable	$95,794	$148,648	$215,892
Total stockholders’ equity	$162,294	$273,672	$262,047

Key Operating Metrics and Non-GAAP Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. In addition to revenue, net loss, and other results under generally accepted accounting principles (GAAP), the following table sets forth key operating metrics and non-GAAP financial measures we use to evaluate our business. Each of these metrics and measures excludes the effect of our payment processing agreement with Starbucks. We do not intend to renew our payment processing agreement with Starbucks when it expires in the third quarter of 2016, and we amended the agreement in August 2015 to eliminate the exclusivity provision in order to permit Starbucks to begin transitioning to another payment processor starting October 1, 2015. Under the amendment, Starbucks also agreed to pay increased processing rates to us for as long as they continue to process transactions with us. We anticipate that Starbucks will transition to another payment processor and will cease using our payment processing services prior to the scheduled expiration of the agreement in the third quarter of 2016. As a result, we believe it is useful to exclude Starbucks activity to clearly show the impact Starbucks has had on our financial results historically, to provide insight into the impact of the expected termination of the Starbucks agreement on our revenues in the future, to facilitate period-to-period comparisons of our business, and to facilitate comparisons of our performance to that of other payment processors. Our agreements with sellers, including Starbucks following the amendment described above, generally provide both our sellers and us the unilateral right to terminate such agreements at any time, without fine or penalty. Furthermore, we generally do not enter into long-term contractual agreements with sellers.

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands, except GPV)
				(unaudited)
Gross Payment Volume (GPV) (in millions)	$6,518	$14,819	$23,780	$10,395	$15,898
Adjusted Revenue	$67,627	$160,144	$276,310	$119,189	$198,776
Adjusted EBITDA	$(70,579)	$(51,530)	$(67,741)	$(44,002)	$(19,270)

Gross Payment Volume (GPV)

We define GPV as the total dollar amount of all card payments processed by sellers using Square, net of refunds. GPV excludes card payments processed for Starbucks. Additionally, GPV excludes activity related to our Square Cash peer-to-peer payments service.

Adjusted Revenue

Adjusted Revenue is a non-GAAP financial measure that reflects our total net revenue less transaction costs, and excludes Starbucks transaction revenue. As described above, we anticipate that Starbucks will transition to another payment processor and will cease using our payment processing services in the future and believe that providing Adjusted Revenue metrics that exclude the impact of our agreement with Starbucks is useful to investors.

We believe it is useful to exclude transaction costs, substantially all of which are interchange fees set by payment card networks and paid to card issuers. The remainder of our transaction costs consists of assessment fees paid to payment card networks, fees paid to third-party payment processors, and bank settlement fees. While some payment processors present their revenue in a similar fashion to us, others present their revenue net of transaction costs because they pass through these costs directly to their sellers. Under our standard pricing model, we do not pass through these costs directly to our sellers.

Adjusted Revenue has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

•	Adjusted Revenue excludes transaction costs, which is our largest cost of revenue item; and

•	other companies, including companies in our industry, may calculate Adjusted Revenue differently from how we calculate this measure or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted Revenue alongside other financial performance measures, including total net revenue and our financial results presented in accordance with GAAP. The following table presents a reconciliation of total net revenue to Adjusted Revenue for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Total net revenue	$203,449	$552,433	$850,192	$371,878	$560,570
Less: Starbucks transaction revenue	9,471	114,456	123,024	56,613	62,867
Less: transaction costs	126,351	277,833	450,858	196,076	298,927

Adjusted Revenue	$67,627	$160,144	$276,310	$119,189	$198,776

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that represents our net loss, adjusted to eliminate the effect of Starbucks transaction revenue and Starbucks transaction costs, before interest income and expense, provision or benefit for income taxes, depreciation, amortization, share-based compensation expense, other income and expense, the gain or loss on the sale of property and equipment, and impairment of intangible assets. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. In addition, it provides a useful measure for period-to-period comparisons of our business as it removes the effect of certain non-cash items and certain variable charges.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expenses, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We exclude Starbucks transaction revenue and Starbucks transaction costs, because we anticipate that Starbucks will transition to another payment processor in the future. As described above, we anticipate Starbucks will cease using our payment processing services in the future and believe that providing Adjusted EBITDA metrics that exclude the impact of our agreement with Starbucks is useful to investors. We exclude gain or loss on the sale of property and equipment, and impairment of intangible assets from Adjusted EBITDA because we do not believe that these items are reflective of our ongoing business operations. Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures or other capital commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the effect of income taxes that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect the effect of foreign currency exchange gains or losses which is included in other income and expense; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently from how we calculate this measure or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net loss and our other financial results presented in accordance with GAAP. The following table presents a reconciliation of net loss to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Net loss	$(85,199)	$(104,493)	$(154,093)	$(79,355)	$(77,598)
Starbucks transaction revenue	(9,471)	(114,456)	(123,024)	(56,613)	(62,867)
Starbucks transaction costs	12,547	139,803	150,955	70,512	77,132
Share-based compensation expense	8,114	14,658	36,100	14,321	28,693
Depreciation and amortization	3,579	8,272	18,586	7,713	11,956
Interest (income) and expense	5	(12)	1,058	182	858
Other (income) and expense	(167)	(950)	1,104	(220)	746
Provision (benefit) for income taxes	—	513	1,440	(542)	1,570
Loss on sale of property and equipment	13	2,705	133	—	240
Impairment of intangible assets	—	2,430	—	—	—

Adjusted EBITDA	$(70,579)	$(51,530)	$(67,741)	$(44,002)	$(19,270)

A NOTE FROM JACK

We started Square because Jim McKelvey, our co-founder and my second boss (after my mother!), couldn’t accept a credit card for his art.

Setting up a merchant account was painful. The application process required lots of paperwork and took months. Banks asked for multiple credit checks and years of financial history. And when we were finally approved to accept cards, we couldn’t decipher the rates we were paying. Then our first deposit was held. The entire process was exclusionary and unfair.

Square was born out of our experience. We built a working prototype: a mobile credit card reader that plugged into the audio jack of an iPhone and an app to enter an amount and process the payment. But it took us a year to convince the financial industry to allow us to make Square broadly available. The problem was not with the technology, but with the system.

We decided to make the entire system faster, more affordable, and more accessible. We gave the card reader and software away for free. We settled funds next business morning, which required us to advance money to sellers faster than we received it. We abstracted away the byzantine maze of interchange pricing to offer a simple fixed rate per swipe, which forced us to find ways to lower our costs immediately. Every one of those decisions carried existential risks that we trusted we’d be able to overcome with time. And we have!

Creating more inclusion and greater equality in the global economy is both a social need and a huge business opportunity. We’ve made it our purpose: empower people with beautifully simple tools that give them an advantage where they previously and unfairly had none. Our strategy to realize that purpose is straightforward: grow our payments service, extend payments into financial services, and extend payments into marketing services.

We’ve built one of the fairest and most efficient payments businesses in the world. We made it possible to accept card payments in less than five minutes. We priced all payment cards at the same flat rate and eliminated fixed fees. With Square Cash we’ve built a network that works for both individuals and businesses, online and offline. We believe sellers should be able to accept any type of payment, from cash to cards, Apple Pay to bitcoin, and whatever the future may bring, so they never miss a sale.

The strength of this business is more than the money it generates. The collective power of our millions of sellers sustains a scale from which we can build valuable financial services and marketing services, creating reinforcing and virtuous cycles back to our core business of payments. We’ve made getting capital as easy as tapping a button. We replaced pen and paper accounting with real-time insights into sales patterns and customer trends. Everything works together seamlessly to help our sellers make smart decisions for their businesses. When they succeed, we succeed.

By making our services accessible to everyone, we can build a more fair and productive system that serves instead of rules. This is both good for Square and the right thing to do. We’re off to a strong start.

As a public company our decisions will continue to reflect what we’ve done as a private one—we put our customers first. That means constantly asking the question: how can the financial system better serve people? We’ll measure ourselves by our commitment to take the long view and focus on building a company that creates value over decades and not just a few fiscal quarters out.

I believe so much in the potential of this company to drive positive impact in my lifetime that over the past two years I have given over             shares, or     % of my own equity, back to both Square and

the Start Small Foundation, a new foundation I am creating to meaningfully invest in the folks who inspire us: artists, musicians, and local businesses, with a special focus on underserved communities around the world. Square customers will have the ability to buy equity in support of the foundation, giving the foundation cash to deploy. I’d rather have a smaller part of something big than a bigger part of something small.

We intend to make this big! Thank you for your support and potential investment in Square.

Jack

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment. See the sections titled “Special Note Regarding Forward-Looking Statements” and “Industry and Market Data.”

Risks Related to Our Business and Our Industry

Our business depends on a strong and trusted brand, and any failure to maintain, protect, and enhance our brand would hurt our business.

We have developed a strong and trusted brand that has contributed significantly to the success of our business. Our brand is predicated on the idea that sellers and buyers will trust us and find value in building and growing their businesses with our products and services. Maintaining, protecting, and enhancing our brand is critical to expanding our base of sellers, buyers, and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve seller and buyer complaints, our privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with our products or services, could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by our partners, service providers, or other counterparties. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

Our growth may not be sustainable and depends on our ability to retain existing sellers, attract new sellers, and increase sales to both new and existing sellers.

Our total net revenue grew to $850.2 million in 2014 from $203.4 million in 2012 and to $560.6 million for the six months ended June 30, 2015, from $371.9 million for the six months ended June 30, 2014. We expect our rate of revenue growth will decline, and it may decline more quickly than we expect for a variety of reasons, including the risks described in this prospectus. We also anticipate that the expiration of our payment processing agreement with Starbucks will have a negative effect on our total net revenue in the third quarter of 2016. Our sellers and other users of our services have no obligation to continue to use our services, and we cannot assure you that they will. We generally do not have long-term contracts with our sellers, and the difficulty and costs associated with switching to a competitor may not be significant for many of our services. Our sellers’ payment processing activity with us may decrease for a variety of reasons, including sellers’ level of satisfaction with our products and services, the effectiveness of our support services, our pricing, the pricing and quality of competing products or services, the effects of global economic conditions, or reductions in our sellers’ customer spending levels. In addition, the growth of our business depends in part on existing sellers expanding their use of our products and services. If we are unable to encourage sellers to broaden their use of our services, our growth may slow or stop, and our business may be materially and adversely affected.

The growth of our business also depends on our ability to attract new sellers, to encourage larger sellers to use our products and services, and to introduce successful new products and services. We have invested in new products and services, including Square Cash and Caviar, and will continue to invest in new products and services, but if those products and services fail to be successful, our growth may slow or decline.

Our business has generated net losses, and we intend to continue to invest substantially in our business. Thus, we may not be able to achieve or maintain profitability.

We generated net losses of $85.2 million, $104.5 million, and $154.1 million in 2012, 2013, and 2014, respectively. As of December 31, 2014, we had an accumulated deficit of $395.6 million. For the six months ended June 30, 2015, we generated a net loss of $77.6 million. As of June 30, 2015, we had an accumulated deficit of $473.2 million. We intend to continue to make significant investments in our business, including with respect to our employee base; sales and marketing, including expenses relating to increased direct marketing efforts, referral programs, and free hardware and subsidized services; development of new products, services, and features; expansion of office space and other infrastructure; expansion of international operations; and general administration, including legal, finance, and other compliance expenses related to being a public company. If the costs associated with acquiring and supporting new or larger sellers materially rise in the future, including the fees we pay to third parties to advertise our products and services, our expenses may rise significantly. In addition, increases in our seller base could cause us to incur increased losses, because costs associated with new sellers are generally incurred up front, while revenue is recognized thereafter as sellers utilize our services. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses and may not achieve or maintain profitability.

We frequently make decisions that may reduce our short-term operating results if we believe those decisions will improve the experiences of our sellers, their customers, and other users of our products and services, which we believe will improve our operating results over the long term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.

We, our sellers, our partners, and others who use our services obtain and process a large amount of sensitive data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

We, our sellers, and our partners, including third-party data centers that we use, obtain and process large amounts of sensitive data, including data related to our sellers, their customers, and their transactions. This is also true of other users of our services, such as Square Cash and Square Payroll. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand. Our operations involve the storage and transmission of sensitive information of individuals using our services, including their names, addresses, social security numbers, payment card numbers and expiration dates, bank account information, and data regarding the performance of our sellers’ businesses. We also obtain sensitive information regarding our sellers’ customers, including their contact information, payment card numbers and expiration dates, and purchase histories. We have administrative, technical, and physical security measures in place, and have policies and procedures in place to contractually require third parties to whom we transfer data to implement and maintain appropriate security measures. However, if our security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee error, malfeasance, malware, phishing, hacking attacks, system error, trickery, or otherwise, and, as a result, someone obtains unauthorized access to sensitive information, including personally identifiable information, on our systems or our partners’ systems, our reputation and business could be damaged. If the sensitive information is lost or improperly disclosed or threatened to be disclosed, we could incur significant liability and be subject to regulatory scrutiny and penalties, including costs associated with remediating the breach. Under payment card rules and our contracts with our card processors, if there is a breach of payment card information that we store or that is stored by our sellers or other third parties with which we do business, we could be liable to the payment card issuing banks for their cost of issuing new cards and other related expenses. Additionally, if our own confidential business information were improperly disclosed, our business could be materially and adversely affected. A core aspect of our business is the reliability and security of our payments platform. Any perceived or actual breach of security could have a significant impact on our reputation as a trusted brand, cause us to lose existing sellers, prevent us from obtaining new sellers, require us to expend significant funds to remedy problems caused by breaches and to implement measures to prevent further breaches, and expose us to legal risk and potential liability. Any security breach at a company providing services to us, our sellers, or other users of our services could have similar effects.

Our risk management efforts may not be effective, which could expose us to losses and liability and otherwise harm our business.

We offer payments services and other products and services to a large number of customers, and we are responsible for vetting and monitoring these customers and determining whether the transactions we process for them are legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to sellers and are unable to recover them, we suffer losses and liability. These types of illegitimate transactions can also expose us to governmental and regulatory sanctions. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours. In configuring our payments services, we face an inherent trade-off between security and customer convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As a greater number of larger sellers use our services, our exposure to material risk losses from a single seller, or from a small number of sellers, will increase. For example, in the three months ended March 31, 2015, we recorded a loss of approximately $5.7 million related to fraud by a single seller using our payments services. In addition, when we introduce new services, focus on new business types, or begin to operate in markets where we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

We are currently, and will continue to be, exposed to risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our sellers. In the event that a billing dispute between a cardholder and a seller is not resolved in favor of the seller, including in situations where the seller engaged in fraud, the transaction is typically “charged back” to the seller and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the seller’s account, or if the seller refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. We do not collect and maintain reserves from our sellers to cover these potential losses, and for customer relations purposes we sometimes decline to seek reimbursement for certain chargebacks. The risk of chargebacks is typically greater with those of our sellers that promise future delivery of goods and services, which we allow on our service. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment card networks could fine us, increase our transaction fees, or terminate our ability to process payment cards. Any increase in our transaction fees could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected.

We derive substantially all of our revenue from payments services. Our efforts to expand our product portfolio and market reach may not succeed and may reduce our revenue growth.

We derive substantially all of our revenue from transaction fees we collect in connection with payments services. While we intend to continue to broaden the scope of products and services we offer, we may not be successful in deriving any significant revenue from these products and services. Failure to broaden the scope of products and services that are attractive may inhibit the growth of repeat business and harm our business, as well as increase the vulnerability of our core payments business to competitors offering a full suite of products and services. Furthermore, we may have limited or no experience in our newer markets. For example, we cannot assure you that any financial services and marketing services will be widely used. These offerings may present new and difficult technology, operational, and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Our newer activities may not recoup our investments in a timely manner or at all. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our business.

Our success depends on our ability to develop products and services to address the rapidly evolving market for payments and POS, financial, and marketing services, and, if we are not able to implement successful enhancements and new features for our products and services, our business could be materially and adversely affected.

We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and evolve. Rapid and significant technological changes continue to confront the industries in which we operate, including developments in ecommerce, mobile commerce, and proximity payment devices (including contactless payments via NFC technology). Other potential changes are on the horizon as well, such as developments in crypto-currencies and in tokenization, which replaces sensitive data (e.g., payment card information) with symbols (tokens) to keep the data safe in the event that it ends up in the wrong hands. Similarly, there is rapid innovation in the provision of other products and services to businesses, including in financial services and marketing services.

These new services and technologies may be superior to, impair, or render obsolete the products and services we currently offer or the technologies we currently use to provide them. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and we may not be successful in realizing a return on these development efforts in a timely manner or at all. There can be no assurance that any new products or services we develop and offer to our sellers will achieve significant commercial acceptance. For example, in 2011, we introduced Square Wallet, a mobile payment app, and discontinued it in May 2014. Our ability to develop new products and services may be inhibited by industry-wide standards, payment card networks, laws and regulations, resistance to change from buyers or sellers, or third parties’ intellectual property rights. Our success will depend on our ability to develop new technologies and to adapt to technological changes and evolving industry standards. If we are unable to provide enhancements and new features for our products and services or to develop new products and services that achieve market acceptance or that keep pace with rapid technological developments and evolving industry standards, our business would be materially and adversely affected.

The success of enhancements, new features, and products and services depends on several factors, including the timely completion, introduction, and market acceptance of the enhancements or new features or services. We often rely not only on our own initiatives and innovations, but also on third parties, including some of our competitors, for the development of and access to new technologies. For example, we have recently introduced a chip and contactless reader combining EMV and NFC technologies, but we do not yet know whether this reader will be supported by other important industry participants or gain wide market acceptance. Failure to accurately predict or to respond effectively to developments in our industry may significantly impair our business.

In addition, because our products and services are designed to operate with a variety of systems, infrastructures, and devices, we need to continuously modify and enhance our products and services to keep pace with changes in mobile, software, communication, and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely and cost-effective manner. Any failure of our products and services to continue to operate effectively with third-party infrastructures and technologies could reduce the demand for our products and services, result in dissatisfaction of our sellers or their customers, and materially and adversely affect our business.

Substantial and increasingly intense competition in our industry may harm our business.

We compete in markets characterized by vigorous competition, changing technology, changing seller and buyer needs, evolving industry standards, and frequent introductions of new products and services. We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We compete against many companies to attract customers, and some of these companies have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources to the development, promotion, and sale of products and services, and they may offer lower prices or more effectively introduce their own innovative products and services that adversely impact our growth. Mergers and acquisitions by these companies may lead to even larger competitors with more resources. We also expect new entrants to offer competitive products and services. Certain sellers have longstanding exclusive, or nearly exclusive, relationships with our competitors to accept payment cards and other services that we offer. These relationships may make it difficult or cost-prohibitive for us to conduct material amounts of business with them. Competing services tied to established brands may engender greater confidence in the safety and efficacy of their services. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will be materially and adversely affected.

We may also face pricing pressures from competitors. Some potential competitors are able to offer lower prices to sellers for similar services by cross-subsidizing their payments services through other services they offer. Such competition may result in the need for us to alter the pricing we offer to our sellers and could reduce our gross profit. In addition, as we grow, sellers may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to such pricing, further reducing our gross profit. We currently negotiate pricing discounts and other incentive arrangements with certain large sellers to increase acceptance and usage of our products and services. If we continue this practice and if an increasing proportion of our sellers are large sellers, we may have to increase the discounts or incentives we provide, which could also reduce our gross profit.

We are dependent on payment card networks and acquiring processors, and any changes to their rules or practices could harm our business.

Our business depends on our ability to accept credit and debit cards, which ability is provided by the payment card networks, including Visa, MasterCard, American Express, and Discover. Other than American Express, we do not directly access the payment card networks that enable our acceptance of payment cards. As a result, we must rely on banks and acquiring processors to process transactions on our behalf. Our acquiring processor agreements have terms ranging from two to four years. Our three largest such agreements expire between the first quarter of 2017 and the first quarter of 2018, and each agreement provides for automatic renewal. These banks and acquiring processors may fail or refuse to process transactions adequately, may breach their agreements with us, or may refuse to renew these agreements on commercially reasonable terms. They might also take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services. If we are unsuccessful in establishing or maintaining mutually beneficial relationships with these payment card networks, banks, and acquiring processors, our business may be harmed.

The payment card networks and our acquiring processors require us to comply with payment card network operating rules, including special operating rules that apply to us as a “payment service provider” providing payment processing services to merchants. The payment card networks set these network rules and have discretion to interpret them and change them. Any changes to or interpretations of the network rules that are inconsistent with the way we or our acquiring processors currently operate may require us to make changes to our business that could be costly or difficult to implement. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could fine us or prohibit us from processing payment cards. In addition, violations of the network rules or any failure to maintain good relationships with the payment card networks could impact our ability to receive incentives from them, could increase our costs, or could otherwise harm our business. If we were unable to accept payment cards or were limited in our ability to do so, our business would be materially and adversely affected.

We are required to pay interchange fees and assessments to the payment card networks, as well as fees to our acquiring processors, to process transactions. From time to time, payment card networks have increased, and may increase in the future, the interchange fees and assessments that they charge for each transaction processed using their networks. In addition, our acquiring processors may refuse to renew our agreements with them on commercially reasonable terms. Interchange fees or assessments are also subject to change from time to time due to government regulation. Because we generally charge our sellers a flat rate for our payments services, rather than passing through interchange fees and assessments to our sellers directly, any increase or decrease in interchange fees or assessments or in the fees we pay to our acquiring processors could make our pricing look less competitive, lead us to change our pricing model, or adversely affect our margins.

We could be, and in the past have been, subject to penalties from payment card networks if we fail to detect that sellers are engaging in activities that are illegal, contrary to the payment card network operating rules, or considered “high risk.” We must either prevent high-risk sellers from using our products and services or register such sellers with the payment card networks and conduct additional monitoring with respect to such sellers. Although the amount of these penalties has not been material to date, any additional penalties in the future could become material and could result in termination of our ability to accept payment cards or could require changes in our process for registering new sellers. This could materially and adversely affect our business.

Our quarterly results of operations and operating metrics fluctuate significantly and are unpredictable and subject to seasonality, which could result in the trading price of our Class A common stock being unpredictable or declining.

Our quarterly results of operations may vary significantly and are not necessarily an indication of future performance. These fluctuations may be due to a variety of factors, some of which are outside of our control and may not fully reflect the underlying performance of our business. Our limited operating history combined with the rapidly evolving markets in which also contributes to these fluctuations. Fluctuations in quarterly results may materially and adversely affect the predictability of our business and the price of our Class A common stock.

Factors that may cause fluctuations in our quarterly financial results include our ability to attract and retain new customers; the timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure, as well as the success of those expansions and upgrades; the outcomes of legal proceedings and claims; our ability to maintain or increase revenue, gross margins, and operating margins; our ability to continue introducing new services and to continue convincing customers to adopt additional offerings; increases in and timing of expenses that we may incur to grow and expand our operations and to remain competitive; period-to-period volatility related to fraud and risk losses; system failures resulting in the inaccessibility of our products and services; changes in the regulatory environment, including with respect to security, privacy, or enforcement of laws and regulations by regulators, including fines, orders, or consent decrees; changes in global business or macroeconomic conditions; unusual weather conditions; general retail buying patterns; and the other risks described in this prospectus.

We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate, and retain our employees could harm our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our executives and other key employees. If we lose the services of any member of management or any key personnel, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth. Jack Dorsey, our co-founder, President, and Chief Executive Officer, currently serves as Chairman of Twitter and, effective July 1, 2015, will also serve as its Interim Chief Executive Officer.

To maintain and grow our business, we will need to identify, hire, develop, motivate, and retain highly skilled employees. Identifying, recruiting, training, integrating, and retaining qualified individuals requires significant time, expense, and attention. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Competition for highly skilled personnel is intense, particularly in the San Francisco Bay Area where our headquarters are located. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. If we are not able to add and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected, and our business and growth prospects will be harmed.

In addition, we have a number of employees, including many members of management, whose equity ownership in our company could give them substantial personal wealth following our initial public offering. As a result, it may be difficult for us to continue to retain and motivate these employees, and, if we are unable to do so, our business may be materially and adversely affected.

If we fail to manage growth effectively, our business could be harmed.

In order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to be bold and to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as a smaller, more efficient organization. If we do not successfully manage our growth, our business will suffer.

A deterioration of general macroeconomic conditions could materially and adversely affect our business.

Our performance is subject to economic conditions and their impact on levels of spending by businesses and their customers. Most of the sellers that use our services are small businesses, many of which are in the early stages of their development, and these businesses may be disproportionately adversely affected by economic downturns and may fail at a higher rate than larger or more established businesses. If spending by their customers declines, these businesses would experience reduced sales and process fewer payments with us or, if they cease to operate, stop using our products and services altogether. Small businesses frequently have limited budgets and limited access to capital, and they may choose to allocate their spending to items other than our financial or marketing services, especially in times of economic uncertainty or in recessions. In addition, if more of our sellers cease to operate, this may have an adverse impact not only on the growth of our payments services but also on the success of our other services. For example, the growth in the number of sellers qualifying for Square Capital may slow or the receivables related to the Square Capital merchant cash advances may be paid more slowly, or not at all. Thus, if general macroeconomic conditions deteriorate, our business could be materially and adversely affected.

If we are unable to maintain, promote, and grow our brand through effective marketing and communications strategies, our brand and business may be harmed.

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expanding our base of customers. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable, and innovative products and services, which we may not do successfully. We may introduce, or make changes to, features, products, services, or terms of service that customers do not like, which may materially and adversely affect our brand. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms, such as Google, Twitter, or Facebook. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new sellers would be materially harmed.

We have received a significant amount of media coverage since our formation. We have also been from time to time in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brand and materially deter people from adopting our services. Negative publicity about our company or our management, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory enforcement, and other actions, as well as the actions of our customers and other users of our services, even if inaccurate, could cause a loss of confidence in us. Our ability to respond to negative statements about us may be limited by legal prohibitions on permissible public communications by us during our initial public offering process or during future periods.

We face challenges in expanding into new geographic regions.

We plan to continue expanding into new geographic regions, and we currently face and will continue to face risks entering markets in which we have limited or no experience and in which we may not be well-known. Offering our services in new geographic regions often requires substantial expenditures and takes considerable time, and we may not be successful enough in these new geographies to recoup our investments in a timely manner or at all. We may be unable to attract a sufficient number of sellers, fail to anticipate competitive conditions, or face difficulties in operating effectively in these new markets.

The expansion of our products and services globally exposes us to risks relating to staffing and managing cross-border operations; increased costs and difficulty protecting intellectual property and sensitive data; tariffs and other trade barriers; differing and potentially adverse tax consequences; increased and conflicting regulatory compliance requirements, including with respect to data privacy and security; lack of acceptance of our products and services; challenges caused by distance, language, and cultural differences; exchange rate risk; and political instability. Accordingly, our efforts to expand our global operations may not be successful, which could limit our ability to grow our business.

We rely on third parties and their systems for a variety of services, including to process transaction data and settle funds to us and our sellers, and these third parties’ failure to perform these services adequately could materially and adversely affect our business.

To provide our payments solution and other products and services, we rely on third parties that we do not control, such as the payment card networks, our acquiring processors, the payment card issuers, various financial institution partners, systems like the Federal Reserve Automated Clearing House, and other partners. We rely on these third parties for a variety of services, including to transmit transaction data, process chargebacks and refunds, settle funds to our sellers, and to provide information and other elements of our services. For example, we currently rely on three acquiring processors in the United States and one in each of Canada and Japan. While we believe there are other acquiring processors that could meet our needs, adding or transitioning to new providers may disrupt our business and increase our costs. In the event these third parties fail to provide these services adequately, including as a result of errors in their systems or events beyond their control, or refuse to provide these services on terms acceptable to us or at all, and we are not able to find suitable alternatives, our business may be materially and adversely affected.

Our services must integrate with a variety of operating systems, and the hardware that enables merchants to accept payment cards must interoperate with third-party mobile devices utilizing those operating systems. If we are unable to ensure that our services or hardware interoperate with such operating systems and devices, our business may be materially and adversely affected.

We are dependent on the ability of our products and services to integrate with a variety of operating systems, as well as web browsers that we do not control. Any changes in these systems that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our products and services. In addition, we rely on app marketplaces, such as the Apple App Store and Google Play, to drive downloads of our mobile app. Apple, Google, or other operators of app marketplaces regularly make changes to their marketplaces, and those changes may make access to our products and services more difficult. In the event that it is difficult for our sellers to access and use our products and services, our business may be materially and adversely affected.

In addition, our hardware interoperates with mobile devices developed by third parties. For example, the current version of Square Reader plugs into the audio jack of most smartphones and tablets. Changes in the design of these mobile devices may limit the interoperability of our hardware with such devices and require modifications to our hardware. If we are unable to ensure that our hardware continues to interoperate effectively with such devices, or if doing so is costly, our business may be materially and adversely affected.

Many of our key components are procured from a single or limited number of suppliers. Thus, we are at risk of shortage, price increases, changes, delay, or discontinuation of key components, which could disrupt and materially and adversely affect our business.

Many of the key components used to manufacture our products, such as the custom parts of Square Reader for magnetic stripe cards, including its magnetic stripe-reading element, its plastic cover, and its application-specific integrated circuits, come from limited or single sources of supply, as do the plastic cover, connector, and security cage of Square Reader for EMV chip cards and NFC. In addition, in some cases, we rely only on one manufacturer to fabricate, test, and assemble our products. For example, a single manufacturer assembles Square Reader for magnetic stripe cards and Square Reader for EMV chip cards and NFC, as well as manufactures those products’ plastic parts with custom tools that we own but that they maintain on their premises. The term of the agreement with that manufacturer initially expired on June 26, 2014, but automatically renewed (and will continue to renew) for consecutive one-year periods unless either party provides notice of non-renewal. In general, our contract manufacturers fabricate or procure components on our behalf, subject to certain approved procedures or supplier lists, and we do not have firm commitments from all of these manufacturers to provide all components, or to provide them in quantities and on timelines that we may require. To date, we have not identified alternative manufacturers for the assembly of our products and for most of the single-sourced components used in our products. For example, pursuant to a development and supply agreement, a component supplier provides design, development, customization, and related services for components of the magnetic stripe-reading element in some of our products. The term of the agreement will continue until September 30, 2016, at which point it will automatically renew for successive two-year terms unless either party provides notice of non-renewal. Similarly, a component provider develops certain application-specific integrated circuits for our products pursuant to our designs and specifications. The term of our agreement with this provider will continue until March 24, 2016, and will automatically renew for consecutive one-year periods unless either party provides notice of non-renewal. Due to our reliance on the components or products produced by suppliers such as these, we are subject to the risk of shortages and long lead times in the supply of certain components or products. In the case of off-the-shelf components, we are subject to the risk that our suppliers may discontinue or modify them or that the components may cease to be available on commercially reasonable terms. We have in the past experienced, and may in the future experience, component shortages or delays or other problems in product assembly, and the availability of these components or products may be difficult to predict. Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports or loss of or damage to our products while they are in transit or storage, could limit the supply of our products. In the event of a shortage or supply interruption from suppliers of these components, we may not be able to develop alternate sources quickly, cost-effectively, or at all. Any interruption or delay in component supply, any increases in component costs, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to provide our products to sellers on a timely basis. This could harm our relationships with our sellers, prevent us from acquiring new sellers, and materially and adversely affect our business.

Our business could be harmed if we are unable to accurately forecast demand for our products and to adequately manage our product inventory.

We invest broadly in our business, and such investments are driven by our expectations of the future success of a product. Our products, such as Square Reader, often require investments with a long lead times. An inability to correctly forecast the success of a particular product could harm our business. We must forecast inventory needs and expenses and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in demand for our products or for our competitors’ products, unanticipated changes in general market conditions, and the change in economic conditions.

If we underestimate demand for a particular product, our contract manufacturers and suppliers may not be able to deliver sufficient quantities of that product to meet our requirements, and we may experience a shortage of that product available for sale or distribution. The shortage of a popular product could materially and adversely affect our brand, our seller relationships, and the acquisition of additional sellers. If we overestimate demand for a particular product, we may experience excess inventory levels for that product and the excess inventory may become obsolete or out-of-date. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at further discounted prices, which could negatively impact our gross profit and our business.

Our products and services may not function as intended due to errors in our software, hardware, and systems, or due to security breaches or human error in administering these systems, which could materially and adversely affect our business.

Our software, hardware, and systems may contain undetected errors that could have a material adverse effect on our business, particularly to the extent such errors are not detected and remedied quickly. We have from time to time found defects in our customer-facing software and hardware, internal systems, and technical integrations with third-party systems, and new errors may be introduced in the future. In addition, we provide frequent incremental releases of product and service updates and functional enhancements, which increases the possibility of errors. The electronic payments products and services we provide are designed to process complex transactions and deliver reports and other information related to those transactions, all at high volumes and processing speeds. Since customers use our services for important aspects of their businesses, any errors, defects, disruptions in services, or other performance problems with our services could hurt our reputation and damage our customers’ businesses. Software and system errors, or human error, could delay or inhibit settlement of payments, result in oversettlement, cause reporting errors, or prevent us from collecting transaction fees, all of which have occurred in the past. Similarly, security breaches or errors in our hardware design or manufacture could cause product safety issues typical of consumer electronics devices. Such issues could lead to product recalls and inventory shortages, result in costly and time-consuming efforts to redesign and redistribute our products, give rise to regulatory inquiries and investigations, and result in lawsuits and other liabilities and losses, which could have a material and adverse effect on our business.

Systems failures, interruptions, delays in service, catastrophic events, and resulting interruptions in the availability of our products or services could harm our business and our brand, and subject us to substantial liability.

Our systems and those of our third-party data center facilities may experience service interruptions, denial-of-service and other cyber-attacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, or other events. Our systems are also subject to break-ins, sabotage, and acts of vandalism. Some of our systems are not fully redundant, and our disaster-recovery planning is not sufficient for all eventualities. In addition, as a provider of payments solutions, we are subject to increased scrutiny by regulators that may require specific business continuity and disaster recovery plans and more rigorous testing of such plans. This increased scrutiny may be costly and time-consuming and may divert our resources from other business priorities.

We have experienced and will likely continue to experience denial-of-service attacks, system failures, and other events or conditions that interrupt the availability or reduce the speed or functionality of our products and services. These events have resulted and likely will result in loss of revenue. In addition, they could result in significant expense to repair or replace damaged equipment and remedy resultant data loss or corruption. A prolonged interruption in the availability or reduction in the speed or other functionality of our products or services could materially harm our reputation and business. Frequent or persistent interruptions in our products and services could cause sellers to believe that our products and services are unreliable, leading them to switch to our competitors or to avoid our products and services, and could permanently harm our reputation and business. Moreover, to the extent that any system failure or similar event results in damages to customers or their businesses, these customers could seek compensation from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

A significant natural disaster could have a material and adverse impact on our business. Our headquarters and certain of our data center facilities are located in the San Francisco Bay Area, a region known for seismic activity. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our headquarters or data centers could result in lengthy interruptions in our services or could result in related liabilities. We have implemented a disaster recovery program, which enables us to move production to a back-up data center in the event of a catastrophe. Although this program is functional, it may prove to be inadequate, increasing the risk of interruptions in our services, which could have a material and adverse impact on our business. We do not maintain insurance sufficient to compensate us for the potentially significant losses that could result from disruptions to our services.

Our Square Capital service is subject to additional risks relating to the availability of capital, seller receivables, and general macroeconomic conditions.

Our Square Capital service is subject to risks in addition to those described elsewhere in this prospectus. Maintaining and growing our Square Capital service is dependent on third parties to purchase the future receivables related to the Square Capital merchant cash advances. If third parties fail to continue to purchase such receivables or reduce the amount of future receivables they purchase, then we would have to fund future advances to merchants from our own resources and might have to reduce the scale of our Square Capital service. If third parties reduce the price they are willing to pay for these receivables or reduce the servicing fees they pay us in exchange for servicing the receivables on their behalf, then the financial performance of Square Capital would be harmed.

Adverse changes in macroeconomic conditions could cause some Square Capital sellers to cease operating or to experience a decline in their payment processing volume, rendering us unable to obtain the receivables or extending the period of time required for us to obtain such receivables. Sellers receiving MCAs are contractually obligated to use Square as their only card payment processing service until we have received the agreed-upon fixed amount of receivables. To the extent a seller breaches this obligation, the seller would be liable to us for the balance of the receivables. Consistent with the general nature of MCAs, we do not otherwise have any economic recourse to the seller in the event that it does not process a sufficient volume of payments with us to pay the agreed-upon fixed amount of receivables.

In addition, adverse changes in macroeconomic conditions could also lead to a decrease in the number of sellers suitable for Square Capital advances and strain our ability to correctly identify such sellers or manage risk of non-payment or fraud. Similarly, if we fail to correctly predict or price the availability of receivables of sellers utilizing our Square Capital service, our business may be materially and adversely affected.

We intend to continue to explore other models and structures for our Square Capital service, including lending and other forms of credit. Some of those models or structures would require, or be deemed to require, additional procedures, partnerships, licenses, or capabilities that we have not yet obtained or developed. Should we fail to expand and evolve our Square Capital service in this manner, or should these new models or structures, or new regulations or interpretations of existing regulations, impose requirements on us that are impractical or that we cannot satisfy, the future growth and success of the Square Capital service may be materially and adversely affected.

Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

We are subject to a wide variety of local, state, federal, and international laws and regulations in the United States and in other countries in which we operate. These laws and regulations govern numerous areas that are important to our business, including consumer protection, privacy, labor and employment, immigration, import and export practices, product labeling, competition, and marketing and communications practices, to name a few. Such laws and regulations are subject to evolving interpretations and application, and it can be difficult to predict how they may be applied to our business, particularly as we introduce new products and services and expand into new jurisdictions. Any perceived or actual breach of laws and regulations could negatively impact our business. It is possible that these laws and regulations could be interpreted or applied in a manner that would prohibit, alter, or impair our existing or planned products and services; that could cause us to be subject to audits, inquiries, or investigations; that could result in fines, injunctive relief, or other penalties; or that could require costly, time-consuming, or otherwise burdensome compliance measures from us.

In particular, as we seek to build a trusted and secure platform for commerce, and as we expand our network of sellers and buyers and facilitate their transactions and interactions with one another, we will increasingly be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and sellers and their customers. As with the other laws and regulations noted above, these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. We post on our website our privacy policies and practices concerning the collection, use, and disclosure of information. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other local, state, federal, or international privacy or consumer protection-related laws and regulations could cause sellers or their customers to reduce their use of our products and services and could materially and adversely affect our business.

Our business is subject to complex and evolving regulations and oversight related to our provision of payments services and other financial services.

The laws, rules, and regulations that govern our business include or may in the future include those relating to banking, deposit-taking, cross-border and domestic money transmission, foreign exchange, payments services (such as payment processing and settlement services), consumer financial protection, anti-money laundering, escheatment, and compliance with the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data. These laws, rules, and regulations are enforced by multiple authorities and governing bodies in the United States, including the Department of the Treasury, the Consumer Financial Protection Bureau, the Federal Deposit Insurance Corporation, and numerous state and local agencies. Outside of the United States, we are subject to additional laws, rules, and regulations related to the provision of payments and financial services, including those enforced by the Ministry of

Economy, Trade, and Industry in Japan and those enforced by the Financial Transactions and Reports Analysis Centre in Canada, and as we expand into new jurisdictions, the number of foreign regulations and regulators governing our business will expand as well.

Although we have a compliance program focused on applicable laws, rules, and regulations and are continually investing more in this program, we may still be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk and potential liability.

We have obtained licenses to operate as a money transmitter (or its equivalent) in the United States and in the states where this is required. As a licensed money transmitter, we are subject to obligations and restrictions with respect to the investment of customer funds, reporting requirements, bonding requirements, and inspection by state regulatory agencies concerning those aspects of our business considered money transmission. Evaluation of our compliance efforts, as well as the questions of whether and to what extent our products and services are considered money transmission, are matters of regulatory interpretation and could change over time. In the past, we have been required to pay fines to Florida regulatory authorities and have received a Cease and Desist Order from Illinois regulatory authorities due to their interpretations and applications to our business of their respective state money transmission laws. In the future, as a result of the regulations applicable to our business, we could be subject to additional liability, including governmental fines, restrictions on our business, or other sanctions, and we could be forced to cease conducting certain aspects of our business with residents of certain jurisdictions, be forced to otherwise change our business practices in certain jurisdictions, or be required to obtain additional licenses or regulatory approvals. There can be no assurance that we will be able to obtain any such licenses, and, even if we were able to do so, there could be substantial costs and potential product changes involved in maintaining such licenses, which could have a material and adverse effect on our business.

We are subject to risks related to litigation, including intellectual property claims and regulatory disputes.

We may be, and in some instances have been, subject to claims, lawsuits (including class actions and individual lawsuits), government investigations, and other proceedings involving intellectual property, consumer protection, privacy, labor and employment, immigration, import and export practices, product labeling, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, and other matters. For example, we have been served with a putative class action complaint filed on behalf of couriers for our Caviar subsidiary alleging that the couriers have been improperly denied reimbursement for business expenses due to their classification as independent contractors.

We are currently in litigation with Robert E. Morley and a related entity regarding the inventorship of certain patents related to our intellectual property (Morley Litigation). If one or more claims in the Morley Litigation were determined adversely to us, or if the Morley Litigation were settled on unfavorable terms, this could affect our ability to use certain intellectual property and could also result in substantial monetary liabilities. In addition, Mr. Morley filed a subsequent lawsuit containing allegations that the formation of Square and the development of our card reader and decoding technologies constituted, among other things, breach of an alleged oral joint venture, fraud, negligent misrepresentation, civil conspiracy, unjust enrichment, and misappropriation of trade secrets, as well as other related claims. Mr. Morley contends that he was an equal partner with Jack Dorsey and Jim McKelvey in the business enterprise that ultimately evolved into Square, and that Mr. Dorsey and Mr. McKelvey breached their alleged oral joint venture agreement with Mr. Morley by excluding him from ownership in Square. Mr. Morley is seeking a judgment and order that Square, Mr. Dorsey, and Mr. McKelvey hold ownership of Square in constructive trust for Mr. Morley, as well as a variety of damages, injunctive relief, royalties, and correction of inventorship of certain of our patents.

The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our products and services have increased in complexity. Becoming a public company will raise our public profile, which may result in increased litigation. In addition, some of the laws and regulations affecting the internet, mobile commerce, payment processing, business financing, and employment did not anticipate businesses like ours, and many of the laws and regulations affecting us have been enacted relatively recently. As a result, there is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. In the future, we may also be accused of having, or be found to have, infringed or violated third-party intellectual property rights.

Regardless of the outcome, legal proceedings can have a material and adverse impact on us due to their costs, diversion of our resources, and other factors. Plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of litigation, including preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. We may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into, royalty or licensing arrangements, such arrangements may not be available on reasonable terms or at all and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of technology, and doing so could require significant effort and expense or may not be feasible. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits or proceedings may require us to cease some or all of our operations or pay substantial amounts to the other party and could materially and adversely affect our business.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.

Our trade secrets, trademarks, copyrights, patents, and other intellectual property rights are critical to our success. We rely on, and expect to continue to rely on, a combination of confidentiality, invention assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret, and patent rights, to protect our brand and other intellectual property rights. However, various events outside of our control may pose a threat to our intellectual property rights, as well as to our products and services. Effective protection of trademarks, copyrights, domain names, patent rights, and other intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Our intellectual property rights may be infringed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Similarly, our reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on agreements we have in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may be insufficient or may be breached, or we may not enter into sufficient agreements with such individuals in the first instance, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. For example, we are currently in litigation with Robert E. Morley and a related entity regarding the inventorship of certain patents and patent applications related to our intellectual property. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and that compete with our business.

As of June 30, 2015, we had 95 patents issued in the United States and abroad and 433 patent applications on file in the United States and abroad, though there can be no assurance that any or all of these applications will ultimately be issued as patents. We also pursue registration of copyrights, trademarks, and domain names in the United States and in certain jurisdictions outside of the United States, but doing so may not always be successful or cost-effective. In general, we may be unable or, in some instances, choose not to obtain legal protection for our intellectual property, and our existing and future intellectual property rights may not provide us with competitive advantages or distinguish our products and services from those of our competitors. The laws of some foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States, and effective intellectual property protection and mechanisms may not be available in those jurisdictions. We may need to expend additional resources to defend our intellectual property in these countries, and the inability to do so could impair our business or adversely affect our international expansion. Our intellectual property rights may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting, or otherwise violating them.

Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could have a material and adverse effect on our business.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through equity financings, bank credit facilities, and capital lease arrangements. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. Any debt financing obtained by us in the future could also involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our credit facility contains operating covenants, including customary limitations on the incurrence of certain indebtedness and liens, restrictions on certain inter-company transactions, and limitations on the amount of dividends and stock repurchases. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under the credit facility and any future financial agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facility and any future financing agreements that we may enter into to become immediately due and payable.

If we raise additional funds through further issuances of equity, convertible debt securities, or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our Class A common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Acquisitions, strategic investments, entries into new businesses, and divestitures could disrupt our business, divert our management’s attention, result in additional dilution to our stockholders, and harm our business.

We may in the future seek to acquire or invest in businesses, apps, or technologies that we believe could complement or expand our products and services, enhance our technical capabilities, or otherwise offer growth opportunities. The identification, evaluation, and negotiation of potential acquisitions or potential divestitures may divert the attention of management and entail various expenses, whether or not such transactions are ultimately completed. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations, and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired businesses due to a number of factors, including difficulties resulting from the integration of technologies, IT systems, accounting systems, culture or personnel; diversion of management’s attention; litigation; use of resources; or other disruption of our operations. Regulatory constraints, particularly competition regulations, may also affect the extent to which we can maximize the value of our acquisitions or investments. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt. In addition, we may spend time and money on acquisitions or investments that do not increase our revenue. If an acquired business fails to meet our expectations, our business may be materially and adversely affected.

Our reported financial results may be materially and adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the Securities and Exchange Commission (SEC), and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could materially and adversely affect the transactions completed before the announcement of a change.

We may have exposure to greater-than-anticipated tax liabilities, which may materially and adversely affect our business.

We are subject to income taxes and non-income taxes in the United States and other countries in which we conduct business, and such laws and rates vary by jurisdiction. We are subject to review and audit by U.S. federal, state, local and foreign tax authorities. Such tax authorities may disagree with tax positions we take and if any such tax authority were to successfully challenge any such position, our financial results and operations could be materially and adversely affected. In addition, our future tax liability could be adversely affected by changes in tax laws, rates, and regulations. The determination of our worldwide provision for income and other taxes is highly complex and requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the amount ultimately payable may differ from amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Risks Related to Ownership of Our Class A Common Stock and this Offering

The dual class structure of our common stock has the effect of concentrating voting control within our existing stockholders, including our employees and directors and their affiliates; this will limit or preclude your ability to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in our initial public offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers, employees, and directors and their affiliates, will together hold approximately     % of the voting power of our outstanding capital stock following our initial public offering. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will hold more than a majority of the combined voting power of our common stock upon the completion of our initial public offering, and therefore such holders will be able to control all matters submitted to our stockholders for approval. When the shares of our Class B common stock represent less than 5% of combined voting power of our Class A common stock and Class B common stock, the then-outstanding shares of Class B common stock will automatically convert into shares of Class A common stock. These holders of our Class B common stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

Transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. Shares sold by the selling stockholder in this offering will become Class A common stock upon such sale. Such conversions of Class B common stock to Class A common stock upon transfer will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, our existing shareholders retain a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, continue to control a majority of the combined voting power of the Company’s common stock. For a description of the dual class structure, see “Description of Capital Stock.”

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, finance, and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and                         , including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Following this offering, we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls. We expect that complying with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation closer to that of other public technology companies, which would increase our general and administrative expenses and could materially and adversely affect our profitability.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our Class A common stock may be materially and adversely affected.

We are currently evaluating our internal controls, identifying and remediating deficiencies in those internal controls, and documenting the results of our evaluation, testing, and remediation. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. If we identify one or more material weaknesses in our internal control over financial reporting that we are unable to remediate before the end of the same fiscal year in which the material weakness is identified, or if we are otherwise unable to maintain effective internal controls over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to do so, or if our auditors are unable to attest to management’s report on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline. We identified one significant deficiency in our internal control over financial reporting during the preparation of our financial statements for the year ended December 31, 2014, which related to a discrepancy in the reconciliation of a sub-ledger. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. We have taken steps to remediate this significant deficiency, and we did not identify any further significant deficiencies in the course of preparing our consolidated financial statements. However, our efforts to remediate this deficiency may not be effective or prevent any future deficiency in our internal control over financial reporting. We will be required to disclose material changes made in our internal controls and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act.

An active trading market for our Class A common stock may never develop or be sustained.

We intend to apply for the listing of our Class A common stock on                          under the symbol “            .” However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you that a liquid trading market will exist, that you will be able to sell your shares of our Class A common stock when you wish, or that you will obtain your desired price for your shares of our Class A common stock.

The market price of our Class A common stock may be volatile, and you could lose all or part of your investment.

Prior to the completion of this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock will be determined through negotiation between us, the selling stockholder, and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the market price of our Class A common stock following this offering is likely to be highly volatile, may be higher or lower than the initial public offering price of our Class A common stock and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance.

Fluctuations in the market price of our Class A common stock could cause you to lose all or part of your investment because you may not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of companies in our industry or companies that investors consider comparable;

•	changes in operating performance and stock market valuations of other companies generally or of those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•	the financial or other projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	announcements by us or our competitors of new products or services;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations;

•	changes in the regulatory environment;

•	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A total of             , or     %, of the outstanding shares of our capital stock after this offering will be restricted from immediate resale but may be sold in the near future. The large number of shares of our capital stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. Based on shares of our capital stock outstanding as of                     , 2015, we will have             shares of our capital stock outstanding after this offering. Our executive officers, directors, and the holders of substantially all of our capital stock, options, and warrants have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our capital stock for 180 days following the date of this prospectus. As a result of these agreements, the provisions of our investors’ rights agreement described further in the section titled “Description of Capital Stock—Registration Rights” and the provisions of Rule 144 or Rule 701 under the Securities Act, shares of our capital stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and

•	beginning 180 days after the date of this prospectus, the remainder of the shares of our capital stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144 and our insider trading policy.

We or the underwriters may release certain stockholders from the lock-up agreements or market standoff agreements prior to the end of the 180-day period.

Following the expiration of the lock-up agreements referred to above, stockholders owning an aggregate of up to             shares of our Class B common stock can require us to register shares of our capital stock owned by them for public sale in the United States. In addition, we intend to file a registration statement to register approximately             shares of our capital stock reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods, the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, and applicable volume restrictions and other restrictions that apply to affiliates, the shares of our capital stock issued upon exercise of outstanding options to purchase shares of our Class A common stock will be available for immediate resale in the United States in the open market.

Future sales of our Class A common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our common stock to decline and make it more difficult for you to sell shares of our Class A common stock.

Anti-takeover provisions contained in our amended and restated certificate of incorporation, our amended and restated bylaws, and provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation, our amended and restated bylaws, and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors and therefore depress the trading price of our Class A common stock.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws include provisions (i) creating a classified board of directors whose members serve staggered three-year terms; (ii) authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock; (iii) limiting the ability of our stockholders to call special meetings; (iv) eliminating the ability of our stockholders to act by written consent without a meeting or to remove directors without cause; and (v) requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents certain stockholders holding more than 15% of our outstanding capital stock from engaging in certain business combinations without the approval of our board of directors or the holders of at least two-thirds of our outstanding capital stock not held by such stockholder.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws, or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws, which will become effective prior to the completion of this offering, provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders; (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law; or (iv) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material and adverse impact on our business.

Our management will have broad discretion over the use of proceeds and may apply the proceeds of this offering in ways that may not improve our business or increase the value of your investments.

We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We cannot specify with certainty the particular uses of the net proceeds to us from this offering. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma net tangible book value per share of our outstanding capital stock upon the completion of this offering. Therefore, if you purchase shares of our Class A common stock in this offering, you will incur immediate dilution of $         in the net tangible book value per share from the price you paid. In addition, investors purchasing shares of our Class A common stock from us in this offering will have contributed     % of the total consideration paid to us by all stockholders who purchased shares of our Class A common stock, in exchange for acquiring approximately     % of the outstanding shares of our Class A common stock as of                     , 2015, after giving effect to this offering. The exercise of outstanding options to purchase shares of our Class A common stock will result in further dilution.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers or employees, that incorrectly reports on statements made by our officers or employees, or that is misleading. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, our market, or our competitors, or if they adversely change their recommendations regarding our Class A common stock, the market price of our Class A common stock and trading volume could decline.

The market for our Class A common stock will be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover us adversely change their recommendations regarding our Class A common stock, or provide more favorable recommendations regarding our competitors, the market price of our common stock may decline. If any of the analysts who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we may lose visibility in the financial markets, which in turn could cause the market price of our Class A common stock and trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase shares of our common stock.

Additional stock issuances could result in significant dilution to our stockholders.

We may issue additional equity securities to raise capital, make acquisitions, or for a variety of other purposes. Additional issuances of our stock may be made pursuant to the exercise or conversion of new or existing convertible debt securities, warrants, stock options, or other equity incentive awards to new and existing service providers. Any such issuances will result in dilution to existing holders of our stock. We rely on equity-based compensation as an important tool in recruiting and retaining employees. The amount of dilution due to equity-based compensation of our employees and other additional issuances could be substantial.

As an emerging growth company within the meaning of the Securities Act, we will utilize certain modified disclosure requirements, and we cannot be certain whether these reduced requirements will make our Class A common stock less attractive to investors.

We are an emerging growth company, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” These exemptions include reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, an exemption from the requirement that our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, and exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and to provide stockholders the opportunity to vote on any golden parachute payments not previously approved. We have in this prospectus utilized, and we plan in future filings with the SEC to continue to utilize, the modified disclosure requirements available to emerging growth companies. As a result, our stockholders may not have access to certain information they may deem important.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our total annual revenue reaches or exceeds $1.0 billion; (ii) the date that we become a “large accelerated filer” as defined in the Exchange Act, which could occur as early as January 1, 2017; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period; or (iv) the last day of the first fiscal year following the fifth anniversary of the completion of this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including expectations regarding our net revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate cash flow, and ability to achieve, and maintain, future profitability;

•	our ability to anticipate market needs and develop and introduce new and enhanced products and service functionality to adapt to changes in our industry;

•	our anticipated growth and growth strategies and our ability to effectively manage that growth;

•	the impact of increased competition in our market, innovation by our competitors, and our ability to compete effectively;

•	our ability to successfully enter new markets and manage our international expansion;

•	our ability to further penetrate our existing seller base to grow our end-to-end commerce ecosystem;

•	our plans for funding Square Capital;

•	our expectations concerning relationships with third parties, including Starbucks;

•	our ability to successfully hire and retain qualified employees and key personnel;

•	our ability to maintain, protect, and enhance our brand and intellectual property;

•	costs associated with defending intellectual property infringement and other litigation to which we are a party;

•	future acquisitions of or investments in complementary companies, products, services, or technologies and our ability to successfully integrate such companies or assets;

•	the effects of seasonal trends on our results of operations;

•	the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements, as well as our plans for the net proceeds from this offering; and

•	our compliance with applicable regulatory developments and regulations that currently apply or become applicable to our business.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

INDUSTRY AND MARKET DATA AND CUSTOMER TESTIMONIALS

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various third-party industry and research sources, on assumptions that we have made based on that data and other similar sources, and on our knowledge of the markets for our services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

In addition, industry publications, studies, and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause our actual results to differ materially from those expressed in the estimates made by the independent parties and by us.

The sources of industry and market data contained in this prospectus are listed below:

(1)	BIA/Kelsey, U.S. Local Media Forecast 2015 Spring Update, April 2015

(2)	FDIC, Loans to Small Businesses and Farms, FDIC-Insured Institutions, 1995-2015, Q4 2014

(3)	Federal Reserve Bank of New York, Key Findings: Small Business Credit Survey, Spring 2014

(4)	Oliver Wyman, Financing Small Businesses: How “New-Form Lending” Will Reshape Banks’ Small Business Strategies, 2013

(5)	The Kauffman Index, Startup Activity National Trends, 2015

(6)	The Nilson Report, Issue 1054, December 2014

(7)	The Nilson Report, Issue 1056, January 2015

(8)	The Nilson Report, Issue 1057, February 2015

(9)	United States Census Bureau, 2013 Nonemployer Statistics, 2013

(10)	United States Census Bureau, Number of Firms, Number of Establishments, Employment, and Annual Payroll by Small Enterprise Employment Sizes for the U.S. and States, NAICS Sectors, 2012

(11)	United States Small Business Administration, Office of Advocacy, Frequently Asked Questions, March 2014

(12)	Urban Institute, The Nonprofit Sector in Brief 2014, October 2014

The customer testimonials contained in this prospectus are from actual sellers. These sellers have agreed to the use of their testimonials and likenesses for marketing, advertising, and other purposes. Some of these sellers were previously compensated for their time, effort, and other costs associated with providing testimonials and appearing in pictures or videos.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of             shares of our Class A common stock in this offering will be approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive additional net proceeds of $         million. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholder. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds from the offering by approximately $         million, assuming the number of shares offered remains the same and after deducting the estimated underwriting discounts and commissions.

The principal purposes of this offering are to obtain additional capital, to create a public market for our Class A common stock, and to facilitate our future access to the public equity markets. We plan to invest the net proceeds in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, or guaranteed obligations of the U.S. government. We currently intend to use the net proceeds received by us from this offering primarily for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering for acquisitions of complementary businesses, technologies, or other assets. We have not entered into any agreements or commitments with respect to any specific acquisitions and have no understandings or agreements with respect to any such acquisition or investment at this time. We cannot specify with certainty the particular uses for the net proceeds from this offering. Accordingly, our management team will have broad discretion in using the net proceeds from this offering.

DIVIDEND POLICY

We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our capital stock in the foreseeable future. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including: our historic and projected financial condition, liquidity, and results of operations; our capital levels and needs; tax considerations; any acquisitions or potential acquisitions that we may examine; statutory and regulatory prohibitions and other limitations; the terms of any credit agreements, including our existing revolving line of credit facility, or other borrowing arrangements that restrict the amount of cash dividends that we can pay; general economic conditions; and other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our Class A common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, as well as our capitalization, as of June 30, 2015, as follows:

•	on an actual basis, giving effect to the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, which will occur prior to the closing of this offering, as if such reclassification had occurred on June 30, 2015;

•	on a pro forma basis, giving effect to the adjustment set forth above and the automatic conversion and reclassification of all outstanding shares of our convertible preferred stock into an aggregate of 135,252,809 shares of our Class B common stock, which will occur prior to the closing of this offering, as if such reclassification and conversion had occurred on June 30, 2015; and

•	on a pro forma as adjusted basis, giving effect to the actual and pro forma adjustments set forth above and the sale and issuance of shares of our Class A common stock by us in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share data)
Cash and cash equivalents	$197,940	$197,940

Debt	30,000	30,000
Shareholders’ equity:
Convertible preferred stock, $0.0000001 par value. 135,339,499 shares authorized, 135,252,809 issued and outstanding actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	514,945	—
Existing common stock, par value $0.0000001 per share; 445,000,000 shares authorized, 155,753,087 shares issued and outstanding actual; 445,000,000 shares authorized, 291,005,896 shares issued and outstanding pro forma; 445,000,000 shares authorized, issued and outstanding and pro forma as adjusted	—	—

Class A common stock, par value $0.0000001 per share;                      shares authorized, no shares issued and outstanding actual;                      shares authorized,                      issued and outstanding pro forma;                      shares authorized,                      issued and outstanding and pro forma as adjusted

Class B common stock, par value $0.0000001 per share; 445,000,000 shares authorized, 155,753,087 shares issued and outstanding actual;                      shares authorized, 291,005,896 issued and outstanding pro forma;                      shares authorized,                      issued and outstanding and pro forma as adjusted

Additional paid-in capital	221,491	736,436
Accumulated other comprehensive loss	(1,159)	(1,159)
Accumulated deficit	(473,230)	(473,230)

Total stockholders’ equity	262,047	262,047

Total capitalization	$292,047	$292,047

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based on no shares of our Class A common stock and 291,005,896 shares of our Class B common stock (including preferred stock on an as-converted basis) outstanding as of June 30, 2015, and excludes the following:

•	103,627,701 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of June 30, 2015, with a weighted-average exercise price of $6.51 per share;

•	3,455,800 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after June 30, 2015, with a weighted-average exercise price of $15.13 per share;

•	15,848,260 shares of our Class B common stock issuable upon the exercise of warrants outstanding as of June 30, 2015, with a weighted-average exercise price of $12.29 per share; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2015 Equity Incentive Plan (2015 Plan), which will become effective prior to the completion of this offering; and

•	shares of our Class A common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan (ESPP), which will become effective prior to the completion of this offering.

Our 2015 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2015 Plan also provides for increases in the number of shares reserved thereunder based on awards under certain of our other equity compensation plans that expire, are forfeited, or are otherwise repurchased by us. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

DILUTION

If you purchase shares of our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Dilution in pro forma net tangible book value per share to investors purchasing shares of our Class A common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after completion of this offering.

Our pro forma net tangible book value as of June 30, 2015, was $         million, or $         per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our Class A common stock outstanding as of June 30, 2015, after giving effect to the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock and the automatic conversion and reclassification of all outstanding shares of our convertible preferred stock into an aggregate of 135,252,809 shares of our Class B common stock. Such conversion will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of             shares of our Class A common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                 , 2015, would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share as of June 30, 2015	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of our Class A common stock in this offering

Pro forma as adjusted net tangible book value per share of our Class A common stock immediately after the completion of this offering

Dilution in pro forma net tangible book value per share to investors purchasing shares of our Class A common stock in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to investors purchasing shares of our Class A common stock in this offering by approximately $            , assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after the

completion of this offering would be $         per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares of our Class A common stock in this offering would be $         per share.

The following table presents, on a pro forma basis as of June 30, 2015, after giving effect to (i) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock; (ii) the automatic conversion and reclassification of all outstanding shares of our convertible preferred stock into an aggregate of 135,252,809 shares of our Class B common stock, which conversion and reclassification will occur immediately prior to the completion of this offering; and (iii) the sale by us of shares of our Class A common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the difference between the existing stockholders and the investors purchasing shares of our Class A common stock in this offering with respect to the number of shares of our Class A common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing stockholders			%	$		%	$
Investors purchasing shares of our Class A common stock in this offering

Totals		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by investors purchasing shares of our Class A common stock in this offering and total consideration paid by all stockholders by approximately $         million, assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and the investors purchasing shares of our Class A common stock in this offering would own     % of the total number of shares of our Class A common stock outstanding immediately after completion of this offering.

The number of shares of our Class A and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 291,005,896 shares of our Class B common stock (including preferred stock on an as-converted basis) outstanding as of as of June 30, 2015, and excludes the following:

•	103,627,701 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of June 30, 2015, with a weighted-average exercise price of $6.51 per share;

•	3,455,800 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after June 30, 2015, with a weighted-average exercise price of $15.13 per share;

•	15,848,260 shares of our Class B common stock issuable upon the exercise of warrants outstanding as of June 30, 2015, with a weighted-average exercise price of $12.29 per share; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2015 Equity Incentive Plan (2015 Plan), which will become effective prior to the completion of this offering; and

•	shares of our Class A common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan (ESPP), which will become effective prior to the completion of this offering.

Our 2015 Plan provides for annual automatic increases in the number of shares reserved thereunder, and our 2015 Plan also provides for increases in the number of shares reserved thereunder based on awards under certain of our other equity compensation plans that expire, are forfeited, or are otherwise repurchased by us. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statement of operations data for the years ended December 31, 2012, 2013, and 2014, and the consolidated balance sheet data as of December 31, 2013 and 2014, have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2014 and 2015, and the consolidated balance sheet data as of June 30, 2015, have been derived from our unaudited interim consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, all adjustments, which include only normal, recurring adjustments that are necessary to present fairly the unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results in the six months ended June 30, 2015, are not necessarily indicative of results to be expected for the full year or any other period, in part because we do not intend to renew our payment processing agreement with Starbucks when it expires in the third quarter of 2016. Further, in August 2015 we amended our payment processing agreement with Starbucks to eliminate the exclusivity provision in order to permit Starbucks to begin transitioning to another payment processor starting October 1, 2015. Under the amendment, Starbucks also agreed to pay increased processing rates to us for as long as they continue to process transactions with us. We anticipate that Starbucks will transition to another payment processor and will cease using our payment processing services prior to the scheduled expiration of the agreement in the third quarter of 2016. As a result, Starbucks payment processing volumes may decrease meaningfully in the future, and may cease entirely prior to the scheduled expiration of the agreement in the third quarter of 2016. You should read the consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Consolidated Statement of Operations Data:
Revenue:
Transaction revenue	$193,978	$433,737	$707,799	$309,908	$470,974
Starbucks transaction revenue	9,471	114,456	123,024	56,613	62,867
Software and data product revenue	—	—	12,046	2,289	20,934
Hardware revenue	—	4,240	7,323	3,068	5,795

Total net revenue	203,449	552,433	850,192	371,878	560,570

Cost of revenue:
Transaction costs	126,351	277,833	450,858	196,076	298,927
Starbucks transaction costs	12,547	139,803	150,955	70,512	77,132
Software and data product costs	—	—	2,973	45	7,230
Hardware costs	—	6,012	18,330	8,365	10,910
Amortization of acquired technology	—	—	1,002	272	1,744

Total cost of revenue	138,898	423,648	624,118	275,270	395,943

Gross profit	64,551	128,785	226,074	96,608	164,627

Operating expenses:
Product development	46,568	82,864	144,637	65,484	85,432
Sales and marketing	56,648	64,162	112,577	55,790	67,911
General and administrative	36,184	68,942	94,220	44,071	59,923
Transaction and advance losses	10,512	15,329	24,081	10,968	24,835
Amortization of acquired customer assets	—	—	1,050	230	950
Impairment of intangible assets	—	2,430	—	—	—

Total operating expenses	149,912	233,727	376,565	176,543	239,051

Operating loss	(85,361)	(104,942)	(150,491)	(79,935)	(74,424)

Interest (income) and expense	5	(12)	1,058	182	858
Other (income) and expense	(167)	(950)	1,104	(220)	746

Loss before income tax	(85,199)	(103,980)	(152,653)	(79,897)	(76,028)
Provision (benefit) for income taxes	—	513	1,440	(542)	1,570

Net loss	$(85,199)	$(104,493)	$(154,093)	$(79,355)	$(77,598)

Operating expenses include share-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Product development	$3,984	$8,820	$24,758	$9,821	$19,349
Sales and marketing	668	1,235	3,738	1,483	2,774
General and administrative	3,462	4,603	7,604	3,017	6,570

Total share-based compensation	$8,114	$14,658	$36,100	$14,321	$28,693

	Year Ended December 31,		June 30, 2015
	2013	2014
	(in thousands)
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$166,176	$225,300	$197,940
Settlements receivable	$64,968	$115,481	$171,845
Working capital	$124,061	$218,761	$168,658
Total assets	$318,341	$541,888	$618,559
Customers payable	$95,794	$148,648	$215,892
Total stockholders’ equity	$162,294	$273,672	$262,047

Key Operating Metrics and Non-GAAP Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. In addition to revenue, net (loss) income, and other results under generally accepted accounting principles (GAAP), the following table sets forth key operating metrics and non-GAAP financial measures we use to evaluate our business. Each of these metrics and measures excludes the effect of our payment processing agreement with Starbucks. We do not intend to renew our payment processing agreement with Starbucks when it expires in the third quarter of 2016, and we recently amended the agreement to eliminate the exclusivity provision in order to permit Starbucks to begin transitioning to another payment processor starting October 1, 2015. Under the amendment, Starbucks also agreed to pay increased processing rates to us for as long as they continue to process transactions with us. We anticipate that Starbucks will transition to another payment processor and will cease using our payment processing services prior to the scheduled expiration of the agreement in the third quarter of 2016. As a result, we believe it is useful to exclude Starbucks activity to clearly show the impact Starbucks has had on our financial results historically, to provide insight into the impact of the expected termination of the Starbucks agreement on our revenues in the future, to facilitate period-to-period comparisons of our business, and to facilitate comparisons of our performance to that of other payment processors. Our agreements with other sellers, including Starbucks following the amendment described above, generally provide both those sellers and us the unilateral right to terminate such agreements at any time, without fine or penalty. Furthermore, we generally do not enter into long-term contractual agreements with sellers.

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands except GPV)
				(unaudited)
Gross Payment Volume (GPV) (in millions)	$6,518	$14,819	$23,780	$10,395	$15,898
Adjusted Revenue	$67,627	$160,144	$276,310	$119,189	$198,776
Adjusted EBITDA	$(70,579)	$(51,530)	$(67,741)	$(44,002)	$(19,270)

Gross Payment Volume (GPV)

We define GPV as the total dollar amount of all card payments processed by sellers using Square, net of refunds. GPV excludes card payments processed for Starbucks. Additionally, GPV excludes activity related to our Square Cash peer-to-peer payments service.

Adjusted Revenue

Adjusted Revenue is a non-GAAP financial measure that reflects our total net revenue less transaction costs, and excludes Starbucks transaction revenue. As described above, we anticipate that Starbucks will transition to another payment processor and will cease using our payment processing services in the future and believe that providing Adjusted Revenue metrics that exclude the impact of our agreement with Starbucks is useful to investors.

We believe it is useful to exclude transaction costs from Adjusted Revenue as this is a primary metric used by management to measure our business performance, and it affords greater comparability to other payments processing companies. Substantially all of the transaction costs excluded from Adjusted Revenue are interchange fees set by payment card networks and are paid to card issuers, with the remainder of such transaction costs consisting of assessment fees paid to payment card networks, fees paid to third-party payment processors, and bank settlement fees. While some payment processors present their revenue in a similar fashion to us, others present their revenue net of transaction costs because they pass through these costs directly to their sellers. Under our standard pricing model, we do not pass through these costs directly to our sellers.

Adjusted Revenue has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

•	Adjusted Revenue excludes transaction costs, which is our largest cost of revenue item; and

•	other companies, including companies in our industry, may calculate Adjusted Revenue differently from how we calculate this measure or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted Revenue alongside other financial performance measures, including total net revenue and our financial results presented in accordance with GAAP. The following table presents a reconciliation of total net revenue to Adjusted Revenue for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Total net revenue	$203,449	$552,433	$850,192	$371,878	$560,570
Less: Starbucks transaction revenue	9,471	114,456	123,024	56,613	62,867
Less: transaction costs	126,351	277,833	450,858	196,076	298,927

Adjusted Revenue	$67,627	$160,144	$276,310	$119,189	$198,776

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that represents our net loss, adjusted to eliminate the effect of Starbucks transaction revenue and Starbucks transaction costs, before interest income and expense, provision or benefit for income taxes, depreciation, amortization, share-based compensation expense, other income and expense, the gain or loss on the sale of property and equipment, and impairment of intangible assets. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. In addition, it provides a useful measure for period-to-period comparisons of our business, as it removes the effect of certain non-cash items and certain variable charges.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization, and share-based compensation expenses, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We exclude Starbucks transaction revenue and Starbucks transaction costs because we anticipate that Starbucks will transition to another payment processor in the future. As described above, we anticipate Starbucks will cease using our payment processing services in the future and believe that providing Adjusted EBITDA metrics that exclude the impact of our agreement with Starbucks is useful to investors. We exclude gain or loss on the sale of property and equipment, and impairment of intangible assets from Adjusted EBITDA because we do not believe that these items are reflective of our ongoing business operations. In addition, we believe it is useful to exclude interest income and expense, other income and expense, and provision or benefit from income taxes, as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures or other capital commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the effect of income taxes that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect the effect of foreign currency exchange gains or losses which are included in other income and expense; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently from how we calculate this measure or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net loss and our other financial results presented in accordance with GAAP. The following table presents a reconciliation of net loss to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Net loss	$(85,199)	$(104,493)	$(154,093)	$(79,355)	$(77,598)
Starbucks transaction revenue	(9,471)	(114,456)	(123,024)	(56,613)	(62,867)
Starbucks transaction costs	12,547	139,803	150,955	70,512	77,132
Share-based compensation expense	8,114	14,658	36,100	14,321	28,693
Depreciation and amortization	3,579	8,272	18,586	7,713	11,956
Interest (income) and expense	5	(12)	1,058	182	858
Other (income) and expense	(167)	(950)	1,104	(220)	746
Provision (benefit) for income taxes	—	513	1,440	(542)	1,570
Loss on sale of property and equipment	13	2,705	133	—	240
Impairment of intangible assets	—	2,430	—	—	—

Adjusted EBITDA	$(70,579)	$(51,530)	$(67,741)	$(44,002)	$(19,270)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the information set forth under “Selected Consolidated Financial And Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding our expectations of our future performance; liquidity and capital resources; our plans, estimates, beliefs and expectations that involve risks and uncertainties; and other non-historical statements in this discussion, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We started Square in February 2009 to enable anyone with a mobile device to accept card payments, anywhere, anytime. While we found early success providing easy access to card payments, commerce extends beyond payments. In every transaction, we see opportunity for our sellers: to learn more about which products are selling best, to reinvest in their businesses, or to create and engage loyal buyers. Although we currently generate approximately 95% of our revenue from payments and point-of-sale (POS) services, we have extended our product and service offerings to include financial services and marketing services, all to help sellers start, run, and grow their businesses.

We work to democratize commerce—leveling the playing field for sellers of all sizes. Our focus on technology and design allows us to create products and services that are accessible, intuitive, and easy-to-use. We set attractive and transparent pricing, and we accept approximately 95% of sellers who seek to process payments with Square. We provide a free software app with our affordable (often free) hardware to turn mobile devices into powerful POS solutions in minutes. Our insights into our sellers’ businesses have allowed us to develop services that are applicable to businesses of all types and sizes, from Square Analytics to digital receipts. We also continue to add advanced software features that tailor our POS solution to specific types of sellers, such as open tickets for bars and restaurants and inventory management for retailers.

Because of our approach, we have grown rapidly. Millions of sellers accept payments with Square. They span all types of businesses: from cabs to coffee shops, lawyers to landscapers, retail stores to restaurants. Although substantially all of our revenue is currently generated in the United States, we also serve sellers throughout Canada and Japan. As this international base of sellers grows, so too should our Gross Payment Volume (GPV) and revenue in these regions. We serve sellers of all sizes, ranging from a single vendor at a farmers’ market to multinational businesses. Our products and services are built to scale, so sellers can stay with us over the life of their businesses. In 2014, sellers using Square processed $23.8 billion of GPV, which was generated by 446 million card payments from approximately 144 million payment cards. GPV measures the total dollar amount of card payment transactions we process for our sellers (net of refunds), excluding card payments processed for Starbucks and our Square Cash peer-to-peer service. Since we generate transaction revenue as a percentage of payment volume, we believe GPV is a key indicator of our ability to generate revenue. In the 12 months ended June 2015, over two million sellers accepted five or more payments using Square, accounting for approximately 97% of our GPV.

The foundation of our business model is the millions of sellers processing payments with Square. We estimate that nearly half of our sellers find us and sign up, rather than us finding them, adding efficiency to our sales and marketing efforts. We measure the effectiveness of our spending by evaluating the “payback period,” which we view as the number of quarters it takes for a quarterly cohort of sellers’ cumulative transaction revenue net of transaction costs to surpass our sales and marketing spending in the quarter in which we acquired that cohort. We define a quarterly cohort of sellers as the group of sellers who are approved to accept card payments with Square in a given quarter. On average, our payback period has been four to five quarters.

Revenue from our sellers grows consistently over time, resulting in strong dollar-based retention rates. Transaction revenue net of transaction costs for each of our 17 quarterly seller cohorts (dating back to the second quarter of 2010) has grown year over year in every quarter. Over the past four quarters, retention of transaction revenue net of transaction costs for our cohorts has, on average, exceeded 110% year over year.

The addition of new products and services is also a key part of our strategy. Our scale, growth, and unique insights enable us to serve sellers of all sizes with additional financial services and marketing services, further strengthening our business. For example, sellers who grow sales as a result of deploying funds from Square Capital into their business will ultimately process increased payment volume with us.

We earn nearly all of our revenue from payments and POS services. For the six months ended June 30, 2015, transaction revenue and Starbucks transaction revenue together represented 95% of total net revenue. For the six months ended June 30, 2015, our total net revenue grew to $560.6 million, up 51% from the six months ended June 30, 2014. In 2014, our total net revenue grew to $850.2 million, up 54% from the prior year. For the six months ended June 30, 2015, our Adjusted Revenue grew to $198.8 million, up 67% from the six months ended June 30, 2014. In 2014, our Adjusted Revenue grew to $276.3 million, up 73% from the prior year. We intend to continue to make investments that will serve sellers and buyers over the long term even if a return on these investments is not realized in the short term. For the six months ended June 30, 2015 and June 30, 2014, we generated a net loss of $77.6 million and $79.4 million, respectively. In 2014 and 2013, we generated a net loss of $154.1 million and $104.5 million, respectively.

Factors Affecting Our Operating Performance

Adoption of our payments and POS services.    Our payments services are the foundation of our relationship with our sellers. We generate revenue with every card payment that our sellers accept. We will continue to drive adoption of our payments services by scaling our solutions to meet the needs of sellers of all types and sizes. We believe we can do this by further developing our products and services, using custom pricing to attract larger sellers, and enhancing relationships with larger sellers through our direct sales and account management teams.

We seek to continue to drive adoption of our payments and POS services, as they represent one important way sellers can gain familiarity with our full range of products, features, and services. The insights generated by our payments services enable many new products and services, such as analytics that show our sellers how their businesses are performing, helping them increase sales and thereby generating incremental revenue for us. As a result, the level of ongoing seller adoption of our payments and POS services will affect our growth.

Up-selling and cross-selling additional products and services.    Our existing sellers represent a sizable opportunity to up-sell and cross-sell products and services with little incremental sales and marketing expense. We believe that POS services such as Square Appointments, financial services such as Square Capital, and marketing services such as Square Customer Engagement represent opportunities to further increase engagement with our sellers. We plan to continually invest in product development, and in sales and marketing, to increase the usage and awareness of these services. As a result, to the extent we are able to up-sell and cross-sell these financial services and marketing services and develop and introduce new products and services to our existing sellers, our growth and margins will be positively affected.

Ongoing evolution in payment technologies.    We are committed to ensuring that no seller misses a sale because he or she cannot accept a certain form of payment. In the near term, this means enabling our sellers to accept NFC and EMV payments in addition to magnetic stripe card payments. We are also committed to encouraging the shift to authenticated technologies for a stronger and more secure seller and buyer experience. Today, card-issuing banks are generally responsible for fraudulent card-present transactions. In October 2015, it is expected that sellers in the United States who accept card-present payments with EMV chip cards and who are not using EMV-compliant hardware will be subject to liability for fraud associated with those transactions. We believe this will lead to a significant upgrade cycle for POS terminals among our current seller base and that it presents an opportunity for us to reach an even broader group of sellers seeking cost-effective solutions to comply with EMV requirements, in particular the new standards in the United States and Japan. In conjunction with the shift toward EMV, we believe that sellers will increasingly want to enable NFC payments, as NFC technology can offer fast EMV-compliant transactions. In the second quarter of 2015, we began shipping our first Square Reader for EMV chip cards, and we recently announced a Square Reader for both EMV chip cards and NFC, which will begin shipping in the second half of 2015.

Unlike our Square Reader for magnetic stripe cards, which we distribute for free and the costs of which are reflected in our sales and marketing expenses, our Square Readers for EMV chip cards and NFC will be available for sale and will be reflected in hardware revenue and hardware costs. We currently offer our Square Reader for EMV chip cards at a price approximately equal to our costs, and we expect to do the same with our Square Reader for EMV chip cards and NFC. As a result, the timing of the transition of new and existing sellers from our Square Reader for magnetic stripe cards to our Square Reader for EMV chip cards and NFC will affect our results of operations. Relative to our free Square Reader for magnetic stripe cards, we may encounter changes in demand from new sellers for our Square Reader for EMV chip cards and NFC given the cost associated with purchasing more advanced hardware. Additionally, from time to time we may engage in promotional efforts to encourage the adoption of Square Readers for EMV chip cards and NFC. These efforts may have short-term negative effects on our operating results.

Sales and marketing investment.    We plan to invest in sales and marketing channels that we believe drive further growth and adoption of our services. Given the nature of our revenue streams, which are distributed over time as sellers process transactions, our investments in sales and marketing do not realize returns in the same period in which they are made but over subsequent periods, which could adversely affect our near-term results. We measure the effectiveness of sales and marketing spending in a quarter relative to the performance of the seller cohort acquired in that quarter. The payback period for our seller cohorts has been four to five quarters on average.

Continued investment in product development.    We will continue to invest in product development to build new products and services and to bring them to market. We expect to continue to increase headcount to promote and support our anticipated growth. Although we expect these investments to benefit our business over the long term, we expect our total operating expenses will increase in dollar amount over time, and in the short term they may have negative effects on our operating results.

Seller size.    As our existing sellers grow and as we serve increasingly larger sellers, we have an opportunity to significantly grow our GPV. Serving an increasing number of larger sellers also presents an opportunity to cross-sell software and data products and services that generate incremental revenue and gross profit with limited or zero incremental customer acquisition costs. Over time, we expect an increasing portion of our growth to come from increased revenue per seller. However, we experience an inherent trade-off between the size of our sellers and our transaction revenue as a percentage of GPV because we selectively offer custom pricing to larger sellers.

Global adoption.    We believe we are well positioned to enter additional markets globally, including through our ability to provide modern, cost-effective hardware to markets that have embraced NFC or EMV technologies. We plan to continue expanding into new countries to broaden our base of sellers and to increase our market opportunity. In doing so, we may need to invest significantly, which could have negative effects on our operating results.

Buyer adoption of our services.    We offer services that directly reach buyers. Today, our digital receipts provide a unique link between sellers and buyers—any time a buyer completes a sale with a Square seller, he or she can choose to receive a digital receipt via email or text message, building a direct communication channel. In 2014, we sent 147 million digital receipts; for the six months ended June 30, 2015, we sent approximately 105 million digital receipts, representing nearly 70% growth over the same period last year. We currently see more than 1.5 million monthly feedback communications sent by buyers to sellers through digital receipts. We also offer Caviar, Square Cash, and other services to make commerce easy for buyers. We have made significant investments in the development of these buyer-facing products and services, and our ability to grow our buyer network will be important for strengthening our ecosystem and driving our growth.

Amendment and expiration of Starbucks payment processing agreement.    In the third quarter of 2012, we signed an agreement to process credit and debit card payment transactions for all Starbucks-owned stores in the United States. We believe this agreement was a valuable catalyst for building best-in-class enterprise infrastructure. For the six months ended June 30, 2015, and the year ended December 31, 2014, the gross loss related to our payment processing agreement with Starbucks was $14.3 million and $27.9 million, respectively. In August 2015, we amended our payment processing agreement with Starbucks to eliminate the exclusivity provision in order to permit Starbucks to begin transitioning to another payment processor starting October 1, 2015. Under the amendment, Starbucks also agreed to pay increased processing rates to us for as long as they continue to process transactions with us. We anticipate that Starbucks will transition to another payment processor and will cease using our payment processing services prior to the scheduled expiration of the agreement in the third quarter of 2016. As a result, Starbucks payment processing volumes may decrease meaningfully in the future, and may cease entirely prior to the scheduled expiration of the agreement in the third quarter of 2016. In any event, we do not intend to renew our payment processing agreement with Starbucks when it expires in the third quarter of 2016, at which point we would cease generating both Starbucks transaction revenue and Starbucks transaction costs, positively affecting our overall gross profit. Because we do not expect to renew our payment processing agreement with Starbucks, and because the agreement’s historical terms are not representative of future economics, we believe it is useful to exclude Starbucks activity to clearly show the impact Starbucks has had on our financial results historically, to provide insight into the impact of the expected termination of the Starbucks agreement on our revenues in the future, to facilitate period-to-period comparisons of our business, and to facilitate comparisons of our performance to that of other payment processors.

Effect of pricing initiatives for our payment processing services.  Since February 2011, our standard model for payments services has remained stable at 2.75% of the total transaction amount for processing card-present transactions, and 3.5% of the total transaction amount plus $0.15 per transaction for card-not-present transactions. Notwithstanding our history of stable pricing for our payments services, we face competition across our payments services. We have introduced pricing programs to attract newer larger customers, such as our current custom pricing program (introduced in November 2013). Our custom pricing initiative affects a small but fast growing portion of our sellers and represents an opportunity for incremental growth. To the extent competition for sellers increases, particularly for those that are offered custom pricing, our rate of growth and margins may be adversely affected.

Macroeconomic environment.    Our sellers’ underlying business activity from buyers is linked to the macroeconomic environment, affecting our transaction revenue as well as the adoption of additional services by our sellers.

Components of Results of Operations

Revenue

Transaction revenue.    We charge our sellers a transaction fee for payment processing services equal to 2.75% of the total transaction amount for processing card-present transactions and for processing payments with Square Invoices, and 3.5% of the total transaction amount plus $0.15 per transaction for processing manually entered (card-not-present) transactions. We also selectively offer custom pricing for larger sellers.

Starbucks transaction revenue.    Under our payment processing agreement with Starbucks, we charge a percentage of the total transaction amount for processing credit and debit card payment transactions for all Starbucks-owned stores in the United States. Under the amended terms of our payment processing agreement, Starbucks can terminate the agreement with 30 days’ notice, and, as of October 1, 2015, Starbucks will no longer be obligated to use us as their exclusive payment processor. As a result, Starbucks payment processing volumes may decrease meaningfully in the future, and may cease entirely prior to the scheduled expiration of the agreement in the third quarter of 2016, positively affecting our overall gross profit. In any event, we do not intend to renew our payment processing agreement with Starbucks when it expires. Starbucks transaction revenue in 2012 includes the initial recognition of the fair value of a warrant issued in our payment processing agreement with Starbucks. Subsequent remeasurements of this warrant liability were captured in other income and expense until the third quarter of 2013, when we amended the warrants issued to Starbucks, and no further remeasurements will be required with respect to this warrant. We have also issued Starbucks two additional warrants to purchase Class B common stock which become exercisable if certain performance thresholds under our agreement with Starbucks are achieved prior to the termination of such agreement, or if we consummate a change of control transaction, which does not include an initial public offering of our equity securities. We have assessed the probability of such conditions being met to be remote; however, any initial fair value measurements would be offset against Starbucks transaction revenues if any of the performance thresholds are achieved or there is a change of control before the term of the payment processing agreement expires.

Software and data product revenue.    In addition to payments and POS services, we offer our sellers paid software services, including Square Appointments and Square Customer Engagement. Square Capital is our most significant data service and provides merchant cash advances (MCAs) to pre-qualified sellers. In return for these advances, the merchant agrees to repay a fixed future receivable amount. A fixed percentage of the merchant’s daily processing volume is withheld as repayment for their advance. Of that repayment, the agreed upon fixed percentage is recognized as revenue, resulting in revenue being recognized ratably as cash is collected. We currently fund a significant majority of the MCAs from arrangements with third parties that commit to purchase the future receivables related to the MCAs. This funding significantly increases the speed with which we can scale Square Capital and allows us to mitigate our balance sheet risk. We generate revenue from selling these future receivables to third parties by charging upfront fees when the receivables are sold and charging ongoing servicing fees for servicing these receivables. We fund the remaining MCAs from our balance sheet. In these instances, the difference between the fixed amount of the future receivable and the related MCA is collected over time and recognized as revenue. Revenue for Caviar, our food delivery service, is also included in software and data product revenue and is derived from seller fees, which are a percentage of total food order value, delivery fees, which are fixed per transaction, and service fees paid by the consumer based on total food order value. We expect software and data product revenue to constitute an increasing percentage of our total net revenue.

Hardware revenue.    Hardware revenue includes revenue from sales of Square Stand, Square Readers for EMV chip cards and NFC, and third-party peripherals. Third-party peripherals include cash drawers, receipt printers, and barcode scanners, all of which can be integrated with Square Stand to provide a comprehensive POS solution. We began selling Square Readers for EMV chip cards in the second quarter of 2015. As we broaden our hardware offerings and third-party peripherals, and as we migrate new and existing sellers to Square Readers for EMV chip cards and NFC, hardware revenue may increase as a portion of total net revenue.

Cost of Revenue and Gross Margin

Transaction costs.    Transaction costs consist primarily of interchange fees set by payment card networks and that are paid to the card-issuing financial institution, assessment fees paid to payment card networks, fees paid to third-party payment processors, and bank settlement fees.

Starbucks transaction costs.    Starbucks transaction costs are made up of the same components as our overall transaction costs.

Software and data product costs.    Software and data product costs consist primarily of Caviar-related costs, which include payments to third-party couriers for deliveries and the costs of equipment provided to sellers. Cost of revenue for other software and data products consist primarily of the allocated portion of costs related to our third-party data center facilities and depreciation, as well as personnel-related and facilities costs related to customer support. To the extent we are able to increase the proportion of our total net revenue that is derived from sale of these software and data products, we expect our overall gross margin will be positively affected.

Hardware costs.    Hardware costs consist primarily of product costs associated with Square Stand, Square Readers for EMV chip cards and NFC, and third-party peripherals. Product costs include manufacturing-related overhead and personnel costs, certain royalties, packaging, and fulfillment costs. We currently offer our Square Reader for EMV chip cards and anticipate offering our new Square Reader for EMV chip cards and NFC at a price approximately equal to our costs. For Square Stand, our production costs exceed our revenue. However, we believe that Square Stand is an attractive offering to many of our larger sellers, and, as a result, we intend to continue to offer Square Stand at prices less than our costs. In conjunction with the sale of Square Reader for EMV chip cards and NFC, we will also begin to recognize additional costs related to the design and distribution of those units, although we do not expect the effect of these additional costs on our overall gross margin to be significant.

Amortization of acquired technology.    These costs consist of amortization related to technologies acquired through acquisitions that have the capability of producing revenue.

Operating Expenses

Operating expenses consist of product development, sales and marketing, general and administrative expenses, transaction and advance losses, amortization of acquired customer assets, and impairment of intangible assets. For product development and general and administrative expenses, the largest single component is personnel-related expenses, including salaries and bonuses, employee benefit costs, and share-based compensation. In the case of sales and marketing expenses, a significant portion is related to paid advertising expenses in addition to personnel-related expenses. Operating expenses also include allocated overhead costs for facilities, human resources, and IT.

Product Development

Product development expenses currently represent the largest component of our operating expenses and consist primarily of personnel-related expenses of our engineering and design personnel, fees and supply costs related to maintenance and capacity expansion at third-party data center facilities, development and tooling costs, and fees for software licenses, consulting, legal, and other services that are directly related to growing and maintaining our portfolio of products and services. Additionally, product development expenses include the depreciation of product-related infrastructure and tools, including data center equipment, internally developed software, and computer equipment. We continue to focus our product development efforts on adding new features and apps, and on enhancing the functionality and ease of use of our offerings. Our ability to realize returns on these investments is substantially dependent upon our ability to successfully address current and emerging requirements of sellers and buyers through the development and introduction of these new products and services. While we expect total product development expenses to increase as we invest further in engineering and design personnel, we also expect our product development expenses to decline as a percentage of total net revenue.

Sales and Marketing

Sales and marketing expenses consist primarily of three components. First, sales and marketing includes costs incurred to acquire new sellers through various paid advertising channels, including online, mobile, email, direct mail, and direct response TV, all of which are expensed as incurred. Second, sales and marketing expenses include personnel-related expenses of our direct sales, account management, local and product marketing, retail and ecommerce, partnerships, and communications personnel. Third, sales and marketing expenses include the costs associated with the manufacturing and distribution of the Square Reader for magnetic stripe cards, which is offered for free on our website and provided through various marketing events and distribution channels. New sellers who purchase a Square Reader for magnetic stripe cards from one of our retail distribution partners are offered a rebate equal to the price paid. The cost to us of manufacturing and distributing Square Readers for magnetic stripe cards is partially offset by amounts received from retail distribution partners. As our sellers transition to using Square Readers for EMV chip cards and NFC, we expect to distribute relatively fewer Square Readers for magnetic stripe cards, thus reducing that component of our sales and marketing costs. Sales and marketing expenses also include costs associated with Square Cash, which enables individuals to initiate peer-to-peer cash transfers free of charge. While we expect sales and marketing expenses to increase as the scale of our business grows, we expect sales and marketing expenses to decline as a percentage of total net revenue over the long term. Over the short term, however, sales and marketing expenses as a percentage of total net revenue may demonstrate variability based on the timing and magnitude of marketing and customer acquisition initiatives.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses of our finance, legal, human resources, and administrative personnel. General and administrative expenses also include costs related to customer support personnel and systems, as well as fees paid for professional services, including legal, tax, and accounting services. While we expect general and administrative expenses to increase in dollar amount to support our growth and costs of compliance associated with being a public company, we expect general and administrative expense to decline as a percentage of total net revenue.

Transaction and Advance Losses

We are exposed to transaction losses due to chargebacks as a result of fraud or uncollectibility. Examples of transaction losses include chargebacks for unauthorized credit card use and inability to collect on disputes between buyers and sellers over the delivery of goods or services. The total of expected losses less the total amount of chargebacks reported constitutes our reserve for estimated losses incurred but not reported. We base our reserve estimates on prior chargeback history and current period data points indicative of transaction loss. We reflect additions to the reserve in current operating results, while we make charges to the reserve when we incur losses. We reflect recoveries in the reserve for transaction losses as collected.

We are not exposed to losses for the receivables that are sold to third parties in accordance with our arrangements with them. These third-party arrangements cover a majority of the dollar value of receivables outstanding. For the remaining receivables, we are generally exposed to losses related to uncollectibility, and similar to the accrued transaction loss, we establish losses for uncollectible receivables. We estimate the allowance based on prior default rates and seller-specific activity. We plan to continue to fund a substantial majority of future MCAs through third-party sales. Although advance losses associated with MCAs have been immaterial since Square Capital’s launch in May 2014, we expect advance losses from MCAs to constitute a greater portion of advance losses in future periods to the extent adoption of this product increases over time.

The establishment of appropriate reserves is an inherently uncertain process, and ultimate losses may vary from the current estimates. We regularly update our reserve estimates as new facts become known and events occur that may affect the settlement or recovery of losses. For the year ended December 31, 2014, our transaction and advance losses accounted for approximately 0.1% of GPV. However, as we expand our seller base, offer new services, and expand to new geographies, we expect that our transaction and advance losses would be affected and will vary quarter to quarter.

Amortization of Acquired Customer Assets

Amortization of acquired customer assets includes customer relationships, restaurant relationships, driver relationships, subscriber relationships, and partner relationships.

Impairment of Intangible Assets

As certain acquired intangible assets were not expected to contribute directly or indirectly to our future cash flows and there were no other ways to monetize the technology, an impairment charge was recorded in December 2013.

Interest and Other Income and Expense

Interest income and expense consists primarily of interest expense for the drawn portion of our revolving credit facility. Other income and expense historically consisted primarily of changes in the fair value of our customer warrant liability measurements, and to a lesser extent, interest expense on our capital lease financings, interest income on cash balances, and foreign currency-related gains and losses.

Provision (Benefit) for Income Taxes

The provision (benefit) for income taxes consists primarily of local, state, federal, and foreign tax. Our effective tax rate fluctuates from period to period due to changes in the mix of income and losses in jurisdictions with a wide range of tax rates, the effect of acquisitions, the change resulting from the amount of recorded valuation allowance, the permanent difference between GAAP and local tax laws, certain one-time items, and changes in tax contingencies.

As of December 31, 2014, we had $45.7 million of federal, $123.3 million of state, and $31.3 million of foreign net operating loss carryforwards, which will begin to expire in 2032 for federal and 2019 for state tax purposes. The foreign net operating loss carryforwards do not expire. An annual limitation may apply to the use of net operating loss carryforwards under provisions of the Internal Revenue Code and similar state tax provisions that are applicable if we experience an ownership change. As of December 31, 2014, we have performed an analysis on the potential limitations on the utilization of net operating losses and determined that as of such date they were not subject to any material limitations that would preclude the use of the net operating losses. We have not conducted an analysis to determine if an ownership change will occur as a result of this offering. Substantially all of our net operating loss carryforwards were subject to a valuation allowance as of June 30, 2015.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following table sets forth our consolidated results of operations for the periods shown:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Consolidated Statement of Operations Data:
Total net revenue	$203,449	$552,433	$850,192	$371,878	$560,570
Total cost of revenue	138,898	423,648	624,118	275,270	395,943

Gross profit	64,551	128,785	226,074	96,608	164,627

Operating expenses:
Product development	46,568	82,864	144,637	65,484	85,432
Sales and marketing	56,648	64,162	112,577	55,790	67,911
General and administrative	36,184	68,942	94,220	44,071	59,923
Transaction and advance losses	10,512	15,329	24,081	10,968	24,835
Amortization of acquired customer assets	—	—	1,050	230	950
Impairment of intangible assets	—	2,430	—	—	—

Total operating expenses	149,912	233,727	376,565	176,543	239,051

Operating loss	(85,361)	(104,942)	(150,491)	(79,935)	(74,424)

Interest (income) and expense	5	(12)	1,058	182	858
Other (income) and expense	(167)	(950)	1,104	(220)	746

Loss before income tax	(85,199)	(103,980)	(152,653)	(79,897)	(76,028)
Provision (benefit) for income taxes	—	513	1,440	(542)	1,570

Net loss	$(85,199)	$(104,493)	$(154,093)	$(79,355)	$(77,598)

The following table sets forth share-based compensation expense for the periods shown:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Product development	$3,984	$8,820	$24,758	$9,821	$19,349
Sales and marketing	668	1,235	3,738	1,483	2,774
General and administrative	3,462	4,603	7,604	3,017	6,570

Total share-based compensation	$8,114	$14,658	$36,100	$14,321	$28,693

Comparison of Six Months Ended June 30, 2014 and 2015

Total Net Revenue

The following table sets forth our total net revenue for the periods shown:

	Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(in thousands)
	(unaudited)
Transaction revenue	$309,908	$470,974	$161,066	52%
Starbucks transaction revenue	56,613	62,867	6,254	11%
Software and data product revenue	2,289	20,934	18,645	NM
Hardware revenue	3,068	5,795	2,727	89%

Total net revenue	$371,878	$560,570	$188,692	51%

Total net revenue for the six months ended June 30, 2015, increased by $188.7 million, or 51%, compared to the six months ended June 30, 2014.

Transaction revenue for the six months ended June 30, 2015, increased by $161.1 million, or 52%, compared to the six months ended June 30, 2014. This increase was attributable to growth in GPV processed of $5.5 billion, or 53%, to $15.9 billion from $10.4 billion. The significant majority of growth in GPV was derived from new sellers added within the 12-month period ended June 30, 2015; a smaller portion was generated by growth in GPV from the payment activity of existing sellers that were approved to transact with us on or prior to June 30, 2014. Transaction revenue as a percentage of GPV remained largely constant period to period and contributed 84% of total net revenue in the six months ended June 30, 2015, up from 83% in the six months ended June 30, 2014.

Starbucks transaction revenue for the six months ended June 30, 2015, increased by $6.3 million, or 11%, compared to the six months ended June 30, 2014. Starbucks transaction revenue contributed 11% of total net revenue in the six months ended June 30, 2015, down from 15% in the six months ended June 30, 2014.

Software and data product revenue for the six months ended June 30, 2015, increased by $18.6 million compared to the six months ended June 30, 2014. The increase was driven by the launch of several new products and services in 2014, including Square Capital. Software and data product revenue also reflects revenue contributions from Caviar, which we acquired in August 2014. Software and data product revenue grew to 4% of total net revenue in the six months ended June 30, 2015, up from 1% in the six months ended June 30, 2014.

Hardware revenue for the six months ended June 30, 2015, increased by $2.7 million, or 89%, compared to the six months ended June 30, 2014. The increase reflects growth in our sales of Square Stand and third-party peripherals. Hardware revenue represented 1% of total net revenue in the six months ended June 30, 2015 and 2014.

Total Cost of Revenue

The following table sets forth our total cost of revenue for the periods shown:

	Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(in thousands)
	(unaudited)
Transaction costs	$196,076	$298,927	$102,851	52%
Starbucks transaction costs	70,512	77,132	6,620	9%
Software and data product costs	45	7,230	7,185	NM
Hardware costs	8,365	10,910	2,545	30%
Amortization of acquired technology	272	1,744	1,472	NM

Total cost of revenue	$275,270	$395,943	$120,673	44%

Total cost of revenue for the six months ended June 30, 2015, increased by $120.7 million, or 44%, compared to the six months ended June 30, 2014.

Transaction costs for the six months ended June 30, 2015, increased by $102.9 million, or 52%, compared to the six months ended June 30, 2014. This increase was attributable to growth in GPV processed of $5.5 billion, or 53%, to $15.9 billion from $10.4 billion. Transaction costs as a percentage of GPV remained largely constant period to period.

Starbucks transaction costs for the six months ended June 30, 2015, increased by $6.6 million, or 9%, compared to the six months ended June 30, 2014.

Software and data product costs for the six months ended June 30, 2015, increased by $7.2 million and were a nominal amount in the six months ended June 30, 2014. Software and data product costs primarily reflect the ongoing costs associated with our acquisition of Caviar in August 2014 and with the introduction of our Square Appointments service following our acquisition of BookFresh in February 2014.

Hardware costs for the six months ended June 30, 2015, increased by $2.5 million, or 30%, compared to the six months ended June 30, 2014. The increase was attributable to increased sales of Square Stand and third-party peripherals. Hardware costs associated with the production of Square Stand exceed the revenue we derive from sales of Square Stand, resulting in a negative gross margin.

Amortization of acquired technology for the six months ended June 30, 2015, increased by $1.5 million compared to the six months ended June 30, 2014. The increase was driven primarily by acquired technology assets from our 2014 acquisitions of BookFresh and Caviar and our 2015 acquisitions of FastBite and Kili.

Product Development

The following table sets forth our product development expenses for the periods shown:

	Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(in thousands)
	(unaudited)
Product development	$65,484	$85,432	$19,948	30%
Percentage of total net revenue	18%	15%

Product development expenses for the six months ended June 30, 2015, increased by $19.9 million, or 30%, compared to six months ended June 30, 2014. Product development personnel increased by 8% from June 30, 2014, to June 30, 2015, primarily due to the addition of engineering, design, and product personnel, including those who joined as a result of acquisitions. For the six months ended June 30, 2015, product development expenses included $19.3 million of share-based compensation expense, a $9.5 million increase compared to the six months ended June 30, 2014. For the six months ended June 30, 2015, product development expenses also included $5.9 million of depreciation expense, a $1.5 million increase compared to the six months ended June 30, 2014.

Sales and Marketing

The following table sets forth our sales and marketing expenses for the periods shown:

	Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(in thousands)
	(unaudited)
Sales and marketing	$55,790	$67,911	$12,121	22%
Percentage of total net revenue	15%	12%

Sales and marketing expenses for the six months ended June 30, 2015, increased by $12.1 million, or 22%, compared to the six months ended June 30, 2014. This increase reflects an increase of $2.7 million in paid marketing expenses primarily from direct mail and mobile marketing campaigns that occurred during the period. The balance of the increase was primarily due to a 24% increase in sales and marketing personnel in the period from June 30, 2014, to June 30, 2015, and an increase in costs associated with our Square Cash peer-to-peer payments service. For the six months ended June 30, 2015, sales and marketing expenses included $2.8 million of share-based compensation expense, a $1.3 million increase compared to the six months ended June 30, 2014.

General and Administrative

The following table sets forth our general and administrative expenses for the periods shown:

	Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(in thousands)
	(unaudited)
General and administrative	$44,071	$59,923	$15,852	36%
Percentage of total net revenue	12%	11%

General and administrative expenses for the six months ended June 30, 2015, increased by $15.9 million, or 36%, compared to the six months ended June 30, 2014. General and administrative personnel increased by 46% in the period from June 30, 2014, to June 30, 2015, primarily reflecting additions to our customer support, legal, compliance, and finance teams. The balance of the increase was primarily due to increased third-party legal, finance, consulting, and certain software license expenses. For the six months ended June 30, 2015, general and administrative expenses included $6.6 million of share-based compensation expense, a $3.6 million increase compared to the six months ended June 30, 2014.

Transaction and Advance Losses

The following table sets forth our transaction and advance losses for the periods shown:

	Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(in thousands)
	(unaudited)
Transaction and advance losses	$10,968	$24,835	$13,867	126%

Transaction and advance losses for the six months ended June 30, 2015, increased by $13.9 million. We incurred a charge of approximately $5.7 million related to a fraud loss from a single seller in March 2015.

Amortization of Acquired Customer Assets

The following table sets forth our amortization of acquired customer assets for the periods shown:

	Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(in thousands)
	(unaudited)
Amortization of acquired customer assets	$230	$950	$720	NM

Amortization of acquired customer assets for the six months ended June 30, 2015, increased by $0.7 million compared to the six months ended June 30, 2014, primarily as a result of the amortization of customer assets and the acquisitions of Caviar in August 2014 and FastBite in February 2015.

Interest and Other Income and Expense

The following table sets forth our interest and other income and expense for the periods shown:

	Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(in thousands)
	(unaudited)
Interest (income) and expense	$182	$858	$676	NM
Other (income) and expense	(220)	746	966	NM

Interest income and expense for the six months ended June 30, 2015, increased by $0.7 million compared to the six months ended June 30, 2014, driven primarily by the interest expense related to the draw on our revolving credit facility beginning in the second quarter of 2014.

Other income and expense for the six months ended June 30, 2015, increased by $1.0 million compared to the six months ended June 30, 2014, driven primarily by fluctuations in foreign exchange rates.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods shown:

	Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(in thousands)
	(unaudited)
Provision (benefit) for income taxes	$(542)	$1,570	$2,112	NM
Effective tax rate	1%	(2)%

Provision for income taxes for the six months ended June 30, 2015, increased by $2.1 million compared to the six months ended June 30, 2014.

Comparison of Years Ended December 31, 2012, 2013, and 2014

Total Net Revenue

The following table sets forth our total net revenue for the periods shown:

	Year Ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
	2012	2013	2014
	(in thousands)
Transaction revenue	$193,978	$433,737	$707,799	124%	63%
Starbucks transaction revenue	9,471	114,456	123,024	NM	7%
Software and data product revenue	—	—	12,046	—%	NM
Hardware revenue	—	4,240	7,323	NM	73%

Total net revenue	$203,449	$552,433	$850,192	172%	54%

Comparison of Years Ended December 31, 2013 and 2014

Total net revenue for the year ended December 31, 2014, increased by $297.8 million, or 54%, compared to the year ended December 31, 2013.

Transaction revenue for the year ended December 31, 2014, increased by $274.1 million, or 63%, compared to the year ended December 31, 2013. This increase was attributable to growth in GPV processed of $9.0 billion, or 60%, to $23.8 billion from $14.8 billion. The majority of growth in GPV was derived from new sellers added within the year ended December 31, 2014; a smaller though still meaningful portion was generated by growth in GPV from the payment activity of existing sellers that were approved to transact with us on or prior to December 31, 2013. Our transaction revenue as a percentage of GPV also improved relative to the prior-year period, most notably as a result of the discontinuation in the first quarter of 2014 of our monthly pricing program, under which we charged sellers $275 for up to $21,000 of payment processing. Transaction revenue contributed 83% of total net revenue in the year ended December 31, 2014, up from 79% in the year ended December 31, 2013.

Starbucks transaction revenue for the year ended December 31, 2014, increased by $8.6 million, or 7%, compared to the year ended December 31, 2013. Starbucks transaction revenue contributed 14% of total net revenue in the year ended December 31, 2014, down from 21% in the year ended December 31, 2013.

Software and data product revenue for the year ended December 31, 2014, increased to $12.0 million and was a nominal amount in the year ended December 31, 2013. We launched and expanded several new services in 2014, including Square Capital. Software and data product revenue in 2014 also reflected the effect of our acquisition of BookFresh in February 2014 and Caviar in August 2014. Software and data product revenue contributed 1% of total net revenue in 2014.

Hardware revenue for the year ended December 31, 2014, increased by $3.1 million, or 73%, compared to the year ended December 31, 2013. The increase was attributable to growth in sales of Square Stand and third-party peripherals. Hardware revenue contributed 1% of total net revenue in 2014.

Comparison of Years Ended December 31, 2012 and 2013

Total net revenue for the year ended December 31, 2013, increased by $349.0 million, or 172%, compared to the year ended December 31, 2012.

Transaction revenue for the year ended December 31, 2013, increased by $239.8 million, or 124%, compared to the year ended December 31, 2012. This increase was attributable to growth in GPV processed of $8.3 billion, or 127%, to $14.8 billion from $6.5 billion. The majority of growth in GPV was derived from new sellers added within the year ended December 31, 2013; a smaller though still meaningful portion was generated by growth in GPV from the payment activity of existing sellers that were approved to transact with us on or prior to December 31, 2012. Transaction revenue contributed 79% of total net revenue in the year ended December 31, 2013, down from 95% in the year ended December 31, 2012.

Starbucks transaction revenue for the year ended December 31, 2013, increased by $105.0 million compared to the year ended December 31, 2012. Our agreement to provide payment processing for Starbucks commenced in the fourth quarter of 2012, and 2013 was the first year to include a full 12 months of Starbucks transaction revenue. As a result, Starbucks transaction revenue contributed 21% of total net revenue in the year ended December 31, 2013, up from 5% in the year ended December 31, 2012. The year ended December 31, 2012, also included a $2.2 million non-recurring contra-revenue charge to account for a share-based incentive incurred in connection with entering into our payment processing agreement with Starbucks.

Software and data product revenue was nominal for the year ended December 31, 2013, and zero for the year ended December 31, 2012, as the related services were launched or acquired primarily in 2014.

Hardware revenue for the year ended December 31, 2013, increased by $4.2 million compared to the year ended December 31, 2012. In 2013, we began selling Square Stands. Hardware revenue was zero for the year ended December 31, 2012.

Total Cost of Revenue

The following table sets forth our total cost of revenue for the periods shown:

	Year Ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
	2012	2013	2014
	(in thousands)
Transaction costs	$126,351	$277,833	$450,858	120%	62%
Starbucks transaction costs	12,547	139,803	150,955	NM	8%
Software and data product costs	—	—	2,973	NM	NM
Hardware costs	—	6,012	18,330	NM	205%
Amortization of acquired technology	—	—	1,002	NM	NM

Total cost of revenue	$138,898	$423,648	$624,118	205%	47%

Comparison of Years Ended December 31, 2013 and 2014

Total cost of revenue for the year ended December 31, 2014, increased by $200.5 million, or 47%, compared to the year ended December 31, 2013.

Transaction costs for the year ended December 31, 2014, increased by $173.0 million, or 62%, compared to the year ended December 31, 2013. This increase was attributable to growth in GPV processed of $9.0 billion, or 60%. Our transaction costs as a percentage of transaction revenue declined from 2013 to 2014, primarily as a result of the discontinuation in the first quarter of 2014 of our monthly pricing program, under which we charged sellers $275 for up to $21,000 of payment processing.

Starbucks transaction costs for the year ended December 31, 2014, increased by $11.2 million, or 8%, compared to the year ended December 31, 2013.

Software and data product costs for the year ended December 31, 2014, were $3.0 million and were nominal in the year ended December 31, 2013. Software and data product costs reflect the ongoing costs associated with Caviar following its acquisition in August 2014 and costs associated with the introduction of our Square Appointments services following our acquisition of BookFresh in February 2014.

Hardware costs for the year ended December 31, 2014, increased by $12.3 million, or 205%, compared to the year ended December 31, 2013. The increase was attributable to increased sales of Square Stand and third-party peripherals. Hardware costs associated with the production of Square Stand exceed the revenue we derive from sales of Square Stand, resulting in a negative gross margin.

Amortization of technology assets for the year ended December 31, 2014, was $1.0 million, compared to zero in the year ended December 31, 2013. In 2014, we acquired technology assets through the acquisitions of BookFresh and Caviar.

Comparison of Years Ended December 31, 2012 and 2013

Total cost of revenue for the year ended December 31, 2013, increased by $284.8 million, or 205%, compared to the year ended December 31, 2012.

Transaction costs for the year ended December 31, 2013, increased by $151.5 million, or 120%, compared to the year ended December 31, 2012. This increase was attributable to growth in GPV processed of $8.3 billion, or 127%. During the year transaction costs as a percentage of GPV declined as a result of renegotiated costs with our processing partners.

Starbucks transaction costs for the year ended December 31, 2013, increased by $127.3 million compared to the year ended December 31, 2012. Our agreement to provide payment processing for Starbucks commenced in the fourth quarter of 2012, and as a result 2013 represented the first year to include a full 12 months of Starbucks transaction costs.

Software and data product costs were nominal for the year ended December 31, 2013, and zero for the year ended December 31, 2012, as the related services were launched or acquired in 2014 and 2015.

Hardware costs for the year ended December 31, 2013, were $6.0 million compared to zero for the year ended December 31, 2012, reflecting the commencement of sales of Square Stand and third-party peripherals.

Amortization of technology assets was zero for both the year ended December 31, 2013, and the year ended December 31, 2012, as we did not acquire any technology assets until 2014.

Product Development

The following table sets forth our product development expenses for the periods shown:

	Year Ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
	2012	2013	2014
	(in thousands)
Product development	$46,568	$82,864	$144,637	78%	75%
Percentage of total net revenue	23%	15%	17%

Product development expenses for the year ended December 31, 2014, increased by $61.8 million, or 75%, compared to the year ended December 31, 2013. Product development personnel increased by 33% in the period from December 31, 2013, to December 31, 2014, primarily due to the addition of personnel in our engineering, product, and design teams. For the year ended December 31, 2014, product development expenses included $24.8 million in share-based compensation expense, a $15.9 million increase compared to the year ended December 31, 2013. In 2014, we also incurred an incremental $6.7 million in depreciation expense primarily related to data center equipment and internally developed software.

Product development expenses for the year ended December 31, 2013, increased by $36.3 million, or 78%, compared to the year ended December 31, 2012, primarily due to the addition of personnel in our engineering, product, and design teams. For the year ended December 31, 2013, product development expenses included $8.8 million in share-based compensation expense, a $4.8 million increase compared to the year ended December 31, 2012.

Sales and Marketing

The following table sets forth our sales and marketing expenses for the periods shown:

	Year Ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
	2012	2013	2014
	(in thousands)
Sales and marketing	$56,648	$64,162	$112,577	13%	75%
Percentage of total net revenue	28%	12%	13%

Sales and marketing expenses for the year ended December 31, 2014, increased by $48.4 million, or 75%, compared to the year ended December 31, 2013. Sales and marketing personnel increased by 191% in the period from December 31, 2013, to December 31, 2014. For the year ended December 31, 2014, sales and marketing expenses included $3.7 million in share-based compensation expense, a $2.5 million increase compared to the year ended December 31, 2013. We also increased paid marketing expenses by $17.8 million in 2014 over 2013 as we executed a series of direct response TV, email, direct mail, and online marketing campaigns focused on bringing new sellers onto our platform and driving awareness of new product and service offerings. As a result, we also incurred increased expenses related to providing Square Readers for magnetic stripe cards to these new sellers.

Sales and marketing expenses for the year ended December 31, 2013, increased by $7.5 million, or 13%, compared to the year ended December 31, 2012, due to increased investment in paid marketing channels, shipments of Square Readers for magnetic stripe cards, and the addition of sales and marketing personnel. For the year ended December 31, 2013, sales and marketing expenses included $1.2 million in share-based compensation expense, a $0.6 million increase compared to the year ended December 31, 2012.

General and Administrative

The following table sets forth our general and administrative expenses for the periods shown:

	Year Ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
	2012	2013	2014
	(in thousands)
General and administrative	$36,184	$68,942	$94,220	91%	37%
Percentage of total net revenue	18%	12%	11%

General and administrative expenses for the year ended December 31, 2014, increased by $25.3 million, or 37%, compared to the year ended December 31, 2013. General and administrative personnel increased by 65% in the period from December 31, 2013, to December 31, 2014. For the year ended December 31, 2014, general and administrative expenses included $7.6 million in share-based compensation expense, a $3.0 million increase compared to the year ended December 31, 2013. Additionally, during 2014 we incurred increased third-party legal, finance, tax, consulting, and software license expenses.

General and administrative expenses for the year ended December 31, 2013, increased by $32.8 million, or 91%, compared to the year ended December 31, 2012, primarily reflecting the addition of personnel in our general and administrative functions. For the year ended December 31, 2013, general and administrative expenses included $4.6 million in share-based compensation expense, a $1.1 million increase compared to the year ended December 31, 2012. During 2013, we also incurred increased third-party legal, finance, consulting, and software license expenses.

Transaction and Advance Losses

The following table sets forth our transaction and advance losses for the periods shown:

	Year Ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
	2012	2013	2014
	(in thousands)
Transaction and advance losses	$10,512	$15,329	$24,081	46%	57%

Transaction and advance losses for the year ended December 31, 2014, increased by $8.8 million, or 57%, compared to the year ended December 31, 2013, primarily reflecting growth in GPV of $9.0 billion, or 60%, as well as $2.4 million in provisions for losses related to Square Capital, which launched in May 2014.

Transaction and advance losses for the year ended December 31, 2013, increased by $4.8 million, or 46%, compared to the year ended December 31, 2012, primarily reflecting growth in GPV of $8.3 billion, or 127%, offset by improvements in risk management that lowered transaction and advance losses relative to GPV.

Amortization of Acquired Customer Assets

The following table sets forth our amortization of acquired customer assets expenses for the periods shown:

	Year Ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
	2012	2013	2014
	(in thousands)
Amortization of acquired customer assets	$—	$—	$1,050	NM	NM

Amortization of acquired customer assets for the year ended December 31, 2014, increased by $1.1 million compared to the year ended December 31, 2013, as a result of our acquisitions of BookFresh and Caviar in 2014.

Interest and Other Income and Expense

The following table sets forth our other income and expense for the periods shown:

	Year Ended December 31,			2012 to 2013	2013 to 2014
	2012	2013	2014	% Change	% Change
	(in thousands)
Interest (income) and expense	$5	$(12)	$1,058	NM	NM
Other (income) and expense	$(167)	$(950)	$1,104	NM	NM

Interest income and expense for the year ended December 31, 2014, increased by $1.1 million compared to the year ended December 31, 2013, primarily as a result of the interest incurred on amounts drawn down on our revolving credit facility. Prior to 2014, interest income and expense was minimal as we had no revolving credit facility.

Other income and expense for the year ended December 31, 2014, increased by $2.1 million compared to the year ended December 31, 2013, as a result of warrant liability remeasurement and foreign exchange rate losses. Other income and expense for the year ended December 31, 2013, decreased by $0.8 million compared to the year ended December 31, 2012, as a result of foreign exchange rate gains.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods shown:

	Year Ended December 31,			2012 to 2013	2013 to 2014
	2012	2013	2014	% Change	% Change
	(in thousands)
Provision for income taxes	$—	$513	$1,440	NM	181%

Provision for income taxes for the year ended December 31, 2014, increased by $0.9 million, or 181%, compared to the year ended December 31, 2013. Our current provision for income taxes for the year ended December 31, 2014, included state, federal, and foreign expense of $4.1 million offset by a state and federal deferred benefit of $2.7 million. Our provision for income taxes for the year ended December 31, 2013, included state and foreign expense of $0.5 million. No provision was recorded for the year ended December 31, 2012.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for the last seven quarters. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results we may achieve in future periods.

	Three Months Ended,
	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	June 30, 2015
	(in thousands)
	(unaudited)
Revenue:
Transaction revenue	$130,978	$137,014	$172,894	$191,560	$206,331	$211,110	$259,864
Starbucks transaction revenue	33,754	26,466	30,147	29,895	36,516	29,237	33,630
Software and data product revenue	—	523	1,766	3,733	6,024	8,006	12,928
Hardware revenue	1,244	1,079	1,989	2,232	2,023	2,204	3,591

Total net revenue	165,976	165,082	206,796	227,420	250,894	250,557	310,013

Cost of revenue:
Transaction costs	84,833	86,275	109,801	122,425	132,357	132,164	166,763
Starbucks transaction costs	39,819	33,016	37,496	37,377	43,066	36,211	40,921
Software and data product costs	—	14	31	987	1,941	3,098	4,132
Hardware costs	2,877	3,441	4,924	5,162	4,803	4,197	6,713
Amortization of acquired technology	—	80	192	330	400	602	1,142

Total cost of revenue	127,529	122,826	152,444	166,281	182,567	176,272	219,671

Gross profit	38,447	42,256	54,352	61,139	68,327	74,285	90,342

Operating expenses:
Product development	26,261	30,933	34,551	39,483	39,670	39,545	45,887
Sales and marketing	16,377	26,070	29,720	25,914	30,873	36,181	31,730
General and administrative	19,828	23,402	20,669	24,514	25,635	28,119	31,804
Transaction and advance losses	3,946	6,128	4,840	6,858	6,255	16,322	8,513
Amortization of acquired customer assets	—	68	162	361	459	468	482
Impairment of intangible assets	2,430	—	—	—	—	—	—

Total operating expenses	68,842	86,601	89,942	97,130	102,892	120,635	118,416

Operating loss	(30,395)	(44,345)	(35,590)	(35,991)	(34,565)	(46,350)	(28,074)

Interest (income) and expense	(4)	2	180	433	443	414	444
Other (income) and expense	(114)	454	(674)	957	367	796	(50)

Loss before income tax	(30,277)	(44,801)	(35,096)	(37,381)	(35,375)	(47,560)	(28,468)
Provision (benefit) for income taxes	513	(810)	268	285	1,697	418	1,152

Net loss	$(30,790)	$(43,991)	$(35,364)	$(37,666)	$(37,072)	$(47,978)	$(29,620)

Costs and expenses include share-based compensation expense as follows:

	Three Months Ended,
	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015
	(in thousands)
	(unaudited)
Share-Based Compensation

Product development	$2,938	$4,265	$5,556	$7,086	$7,851	$8,958	$10,391
Sales and marketing	411	644	839	1,070	1,185	1,429	1,345
General and administrative	1,533	1,310	1,707	2,176	2,411	3,074	3,496

Total share-based compensation	$4,882	$6,219	$8,102	$10,332	$11,447	$13,461	$15,232

The following table sets forth the key operating metrics and non-GAAP financial measures we use to evaluate our business for each of the periods indicated:

	Three Months Ended,
	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015
	(in thousands, except GPV)
	(unaudited)
Key Operating Metrics and non-GAAP Financial Measures

GPV (in millions)	$4,486	$4,605	$5,789	$6,430	$6,955	$7,116	$8,782
Adjusted Revenue	$47,389	$52,341	$66,848	$75,100	$82,021	$89,156	$109,620
Adjusted EBITDA	$(11,553)	$(27,782)	$(16,220)	$(13,047)	$(10,692)	$(20,129)	$859

The following table presents a reconciliation of total net revenue to Adjusted Revenue for each of the periods indicated:

	Three Months Ended,
	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015
	(in thousands)
	(unaudited)
Adjusted Revenue Reconciliation

Total net revenue	$165,976	$165,082	$206,796	$227,420	$250,894	$250,557	$310,013
Less: Starbucks transaction revenue	33,754	26,466	30,147	29,895	36,516	29,237	33,630
Less: Transaction costs	84,833	86,275	109,801	122,425	132,357	132,164	166,763

Adjusted Revenue	$47,389	$52,341	$66,848	$75,100	$82,021	$89,156	$109,620

The following table presents a reconciliation of net loss to Adjusted EBITDA for each of the periods indicated:

	Three Months Ended,
	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	June 30, 2015
	(in thousands)
	(unaudited)
Adjusted EBITDA Reconciliation

Net loss	$(30,790)	$(43,991)	$(35,364)	$(37,666)	$(37,072)	$(47,978)	$(29,620)
Starbucks transaction revenue	(33,754)	(26,466)	(30,147)	(29,895)	(36,516)	(29,237)	(33,630)
Starbucks transaction costs	39,819	33,016	37,496	37,377	43,066	36,211	40,921
Share-based compensation expense	4,882	6,219	8,102	10,332	11,447	13,461	15,232
Depreciation and amortization	2,852	3,794	3,919	5,130	5,743	5,546	6,410
Interest (income) and expense	(4)	2	180	433	443	414	444
Other (income) and expense	(114)	454	(674)	957	367	796	(50)
Provision (benefit) for income taxes	513	(810)	268	285	1,697	418	1,152
Loss on sale of property and equipment	2,613	—	—	—	133	240	—
Impairment of intangible assets	2,430	—	—	—	—	—	—

Adjusted EBITDA	$(11,553)	$(27,782)	$(16,220)	$(13,047)	$(10,692)	$(20,129)	$859

Quarterly Trends

Transaction revenue is highly correlated with the level of GPV generated by sellers using our payments services. Historically our transaction revenue has been strongest in our fourth quarter and weakest in our first quarter, as our sellers typically generate additional GPV during the holiday season. We believe that this seasonality has affected and will continue to affect our quarterly results; however, to date its effect may have been masked by our rapid growth.

Software and data product revenue has demonstrated less seasonality than revenue from our payments services.

Hardware revenue generally demonstrates less seasonality than our payments services, with most fluctuations tied to periodic product launches, promotions, or other arrangements with our retail partners.

Changes in product development expenses primarily reflect the timing of additions of engineering and design personnel. To a lesser extent, they also reflect the timing of fees and supply costs related to maintenance and capacity expansion at third-party data center facilities and development and tooling costs related to the design, testing, and shipping of our hardware products, and fees for software licenses, consulting, legal, and other services that are directly related to growing and maintaining our products and services.

Changes in sales and marketing expense reflect the variable nature of the timing and magnitude of paid marketing and customer acquisition initiatives across our advertising channels, including online, mobile, email, direct mail, and direct response TV. Additionally, sales and marketing expense is affected by the total shipments of Square Readers for magnetic stripe cards in a given period, as it includes the cost of manufacturing and distributing those readers.

Changes in general and administrative expenses primarily reflect the timing of additions of finance, legal, human resources, and administrative personnel, as well as the timing of tax payments and reserves. To a lesser extent they also reflect the timing of costs related to customer support personnel and systems, as well as fees paid for professional services, including legal and financial services.

Liquidity and Capital Resources

Since inception through June 30, 2015, we have financed our operations primarily through private sales of equity securities for net proceeds of $514.9 million and, to a lesser extent, bank debt financing of $30.0 million. Prior to the third quarter of 2014, we funded the MCAs to our sellers entirely from our own cash balances. We currently fund a significant majority of these MCAs from arrangements with third parties that commit to purchase the future receivables related to these advances. We plan to continue to fund a substantial majority of future MCAs through third-party sales.

We believe that our existing cash and cash equivalents, availability under our line of credit and the net proceeds we expect to receive from this offering will be sufficient to meet our working capital needs and planned capital expenditures for at least the next 12 months. From time to time, we may seek to raise additional capital through equity, equity-linked, and debt financing arrangements. We cannot assure you that any additional financing will be available to us on acceptable terms or at all.

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Liquidity and Capital Resources

Cash and cash equivalents	$219,409	$166,176	$225,300	$138,563	$197,940
Short-term restricted cash	$50,000	$10,000	$11,950	11,450	11,951
Long-term restricted cash	$9,270	$9,270	$14,394	11,221	14,394
Net loss	$(85,199)	$(104,493)	$(154,093)	(79,355)	(77,598)
Net cash used in operating activities	$(42,925)	$(60,577)	$(109,394)	(50,733)	(10,739)
Net cash used in investing activities	$(47,791)	$(10,803)	$(24,554)	(18,371)	(24,380)
Net cash provided by financing activities	$227,180	$18,907	$194,152	$41,277	$8,633

We consider all highly liquid investments, including money market funds, with an original maturity of three months or less when purchased to be cash equivalents.

Short-term restricted cash of $12.0 million in 2014 reflects pledged cash deposited into savings accounts at the financial institutions that process our sellers’ payments transactions. We use the restricted cash to secure letters of credit with these financial institutions to provide collateral for liabilities arising from cash flow timing differences in the processing of these payments. We have recorded this amount as a current asset on our consolidated balance sheets given the short-term nature of these cash flow timing differences and given that there is no minimum time frame during which the cash must remain restricted.

Long-term restricted cash of $14.4 million in 2014 reflects cash deposited into money market accounts that is used as collateral pursuant to multi-year lease agreements entered into in 2012 and 2014 for our office buildings. We have recorded this amount as a non-current asset on the consolidated balance sheets as the terms of the related leases extend beyond one year.

We experience significant day-to-day fluctuations in our cash and cash equivalents, settlements receivables and customer payables and hence working capital. These fluctuations are primarily due to the following:

•	Timing of period end. For periods that end on a weekend or a bank holiday our cash and cash equivalents, settlements receivable and customers payable amounts typically will be more than for periods ending on a weekday, as we settle to our sellers for payment processing activity on business days; and

•	Fluctuations in daily GPV. When daily GPV increases, our cash and cash equivalents, settlements receivable, and customer payable amounts increase. Typically our cash, cash equivalents, settlements receivable, and customer payable balances at period end represent one to four days of receivables and disbursements to be made in the subsequent period. Customer payable and settlements receivable balances typically move in tandem, as pay-out and pay-in largely occur on the same business day. However, customers payable balances will be greater in amount than settlements receivable due to the fact that a subset of funds are held due to unlinked bank accounts, risk holds and chargebacks. Holidays and day-of-week may also cause significant volatility in daily GPV amounts.

Cash Flows from Operating Activities

Cash used in operating activities consisted of net loss adjusted for certain non-cash items including depreciation and amortization, share-based compensation expense, provisions for transaction losses, excess tax benefit from share based award activity, provision for uncollectible receivables related to MCAs, deferred income taxes, and impairment of intangible assets, as well as the effect of changes in operating assets and liabilities, including working capital.

For the six months ended June 30, 2015, cash used by operating activities was $10.7 million, as a result of a net loss of $77.6 million, offset by non-cash items consisting of share-based compensation of $28.7 million, provision for transaction losses of $21.6 million, and depreciation and amortization of intangible assets of $12.0 million. Additional cash provided from changes in operating assets and liabilities, including an increase of $67.3 million in customers payable was offset by an increase in settlements receivable of $56.3 million and charge-offs and recoveries to accrued transaction losses of $14.2 million.

For the six months ended June 30, 2014, cash used by operating activities was $50.7 million, as a result of a net loss of $79.4 million, offset by non-cash items consisting of share-based compensation expense of $14.3 million, provision for transaction losses of $8.0 million, and depreciation and amortization of intangible assets of $7.7 million. Additional uses of cash from changes in our operating assets and liabilities, including an increase in settlements receivable of $38.0 million and merchant cash advance receivable of $26.4 million, were offset by an increase in customers payable of $49.4 million, and other liabilities of $16.4 million.

For the year ended December 31, 2014, cash used by operating activities was $109.4 million, as a result of a net loss of $154.1 million, offset by non-cash items consisting of share-based compensation expense of $36.1 million, provision for transaction losses of $18.5 million, and depreciation and amortization of intangible assets of $18.6 million. Additional cash provided from changes in our operating assets and liabilities included increases in settlements receivable of $50.4 million, merchant cash advance receivable of $31.7 million, charge-offs and recoveries to accrued transaction losses of $17.5 million, and other current assets of $14.2 million, were offset by an increase in customers payable of $53.0 million, other liabilities of $23.3 million, and accrued expenses of $8.1 million.

For the year ended December 31, 2013, cash used by operating activities was $60.6 million, as a result of a net loss of $104.5 million, offset by non-cash items consisting of share-based compensation expense of $14.7 million, provision for transaction losses of $15.1 million, and depreciation and amortization of intangible assets of $8.3 million. Additional cash provided from changes in our operating assets and liabilities, including increases in customers payable of $21.1 million, other liabilities of $14.3 million, and accrued expenses of $9.9 million, were offset by an increase in settlements receivable of $27.7 million, and charge-offs and recoveries to accrued transaction losses of $13.6 million.

For the year ended December 31, 2012, cash used by operating activities was $42.9 million, as a result of a net loss of $85.2 million, offset by non-cash items consisting of share-based compensation expense of $8.1 million, provision for transaction losses of $10.5 million, and depreciation and amortization of intangible assets of $3.6 million. Additional cash provided from changes in our operating assets and liabilities, including increases in customers payable of $47.1 million, was partially offset by a change in settlements receivable of $19.9 million, and charge-offs and recoveries to accrued transaction losses $7.3 million.

Cash Flows from Investing Activities

Cash flows used in investing activities primarily relate to capital expenditures to support our growth, changes in restricted cash, and business acquisitions.

For the six months ended June 30, 2015, cash used in investing activities was $24.4 million as a result of capital expenditures of $20.5 million and business acquisitions of $3.8 million.

For the six months ended June 30, 2014, cash used in investing activities was $18.4 million as a result of capital expenditures of $14.6 million and an increase in restricted cash of $3.4 million.

For the year ended December 31, 2014, cash used in investing activities was $24.6 million as a result of capital expenditures of $28.8 million and an increase in restricted cash of $7.1 million, which were partially offset by business acquisitions net of cash acquired of $11.7 million. The positive cash flow effect from business acquisitions in the period reflects the cash balance obtained as a result of our acquisition of Caviar.

For the year ended December 31, 2013, cash used in investing activities was $10.8 million as a result of capital expenditures of $47.9 million and business acquisitions of $2.9 million, which were partially offset by a reduction restricted cash of $40.0 million.

For the year ended December 31, 2012, cash used in investing activities was $47.8 million as a result of capital expenditures of $13.0 million and an increase in restricted cash of $34.8 million.

Cash Flows from Financing Activities

Cash flows provided by financing activities primarily relate to proceeds from our issuance of convertible preferred stock, proceeds from long-term debt under our revolving credit facility and proceeds from the exercise of stock options.

For the six months ended June 30, 2015, cash provided by financing activities was $8.6 million as a result of proceeds from the exercise of stock options.

For the six months ended June 30, 2014, cash provided by financing activities was $41.3 million as a result of proceeds from long-term debt under our revolving credit facility of $30.0 million and proceeds from the exercise of stock options of $11.3 million.

For the year ended December 31, 2014, cash provided by financing activities was $194.2 million as a result of proceeds from our issuance of convertible preferred stock of $148.7 million, proceeds from long-term debt under our revolving credit facility of $30.0 million, proceeds from the exercise of stock options of $14.1 million and excess tax benefit from share-based award activity of $1.3 million.

For the year ended December 31, 2013, cash provided by financing activities was $18.9 million as a result of proceeds from the exercise of stock options.

For the year ended December 31, 2012, cash provided by financing activities was $227.2 million as a result of proceeds from our issuance of convertible preferred stock of $221.8 million and proceeds from the exercise of stock options of $5.6 million, which were slightly offset by principal repayments on our capital lease obligations of $0.2 million.

Cash Flows Related to Square Capital

Prior to the third quarter of 2014, we funded our MCAs to our sellers from our balance sheet. The majority of funding for Square Capital currently comes from third parties who commit to purchase the future receivables related to Square Capital. We do not anticipate significant increases in the use of our cash to fund MCAs in future periods.

Concentration of Credit Risk

Other than Starbucks, we did not have any sellers who accounted for more than 10% of our total net revenue for the year ended December 31, 2014, or the six months ended June 30, 2015.

Our three largest third-party processors represented approximately 50%, 33%, and 12% of our settlements receivable as of December 31, 2014. The same three parties represented approximately 69%, 28%, and 0% of our settlements receivable as of December 31, 2013. As of June 30, 2015, the same three parties represented approximately 57%, 24%, and 11% of our settlements receivable.

Contractual Obligations and Commitments

Our principal commitments consist of long-term debt under our revolving credit facility, capital leases, and operating leases. The following table summarizes our commitments to settle contractual obligations in cash as of December 31, 2014.

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Long-term debt	$30,000	$—	$—	$30,000	$—
Capital leases	159	57	99	3	—
Operating leases	142,049	14,541	30,395	30,512	66,601

Total	$172,208	$14,598	$30,494	$60,515	$66,601

Purchase orders are not included in the table above. Our purchase orders represent authorizations to purchase rather than binding agreements.

Long-term Debt Under Our Revolving Credit Facility

We entered into a revolving credit agreement with certain lenders in April 2014, which provided for a $225.0 million revolving unsecured credit facility maturing on April 4, 2019. As of December 31, 2014 and June 30, 2015, $30.0 million was drawn down under the credit facility, with $195.0 million remaining as available. On July 1, 2015, we repaid all amounts outstanding under this facility.

Borrowings under the credit facility bear interest, at our option, at (i) a base rate based on the highest of the prime rate, the federal funds rate plus 0.50%, and an adjusted LIBOR rate for a one-month interest period plus 1.00%, in each case plus a margin ranging from 0.00% to 0.75%; or (ii) an adjusted LIBOR rate plus a margin ranging from 1.00% to 1.75%. This margin is determined based on the total leverage ratio for the preceding fiscal quarter or fiscal year and whether a qualified initial public offering has occurred in accordance with the terms of the revolving credit agreement. We are obligated to pay other customary fees for a credit facility of this size and type including an annual administrative agent fee of $0.1 million and an unused commitment fee ranging from 0.10% to 0.25% depending on our leverage ratio. We paid $0.4 million in unused commitment fees during the year ended December 31, 2014. We paid $0.2 million in unused commitment fees during the six months ended June 30, 2015. At December 31, 2014 and June 30, 2015, $30.0 million was drawn under this facility.

Our credit facility contains operating covenants, including customary limitations on the incurrence of certain indebtedness and liens, restrictions on certain inter-company transactions, and limitations on the amount of dividends and stock repurchases.

Lease Commitments

We have entered into various non-cancelable operating leases for certain offices with contractual lease periods expiring between 2014 and 2025. We recognized total rental expenses under operating leases of $1.6 million, $6.1 million, and $11.4 million, during the years ended December 31, 2012, 2013, and 2014, respectively.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements and did not have any such arrangements in the six months ended June 30, 2015, or for years ended December 31, 2012, 2013, or 2014.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. GAAP requires us to make certain estimates and judgments that affect the amounts reported in our financial statements. We base our estimates on historical experience, anticipated future trends and other assumptions we believe to be reasonable under the circumstances. Because these accounting policies require significant judgment, our actual results may differ materially from our estimates.

We believe the assumptions and estimates associated with revenue recognition, accrued transaction losses, provision for uncollectible receivables related to MCAs, marketing expenses, business combinations, goodwill and intangible assets, income taxes, share-based compensation, and common stock valuation to have the greatest potential effect on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see Note 1 of the accompanying notes to our consolidated financial statements.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery of obligations to our customers has occurred, the related fees are fixed or determinable, and collectability is reasonably assured.

Transaction revenue

Transaction revenue consists of fees a seller pays us to process their payment transactions and is recognized upon authorization of a transaction. Revenue is recognized net of refunds, which are reversals of transactions initiated by sellers. We act as the merchant of record for our sellers, which puts us in their shoes with respect to card networks and puts the risk for refunds and chargebacks on us. Because we work directly with payment card networks and banks, sellers do not need to manage the complex systems, rules, and requirements of the payments industry.

We charge our sellers a transaction fee for payment processing services equal to 2.75% of the total transaction amount for processing card-present transactions and for processing payments with Square Invoices, and 3.5% of the total transaction amount plus $0.15 per transaction for processing manually entered (card-not-present) transactions. We also selectively offer custom pricing for larger sellers.

The gross transaction fees collected from sellers is recognized as revenue on a gross basis as we are the primary obligor to the seller and are responsible for processing the payment, have latitude in establishing pricing with respect to the sellers and other terms of service, have sole discretion in selecting the third party to perform the settlement, and assume the credit risk for the transaction processed.

Starbucks transaction revenue

We entered into an agreement with Starbucks to provide payment processing services for a portion of their retail locations. Starbucks transaction revenue consists of fees paid by Starbucks, net of refunds, to process their payment transactions and is recognized upon authorization of a transaction. As with our other transaction revenue, revenue is recognized on a gross basis as we are the primary obligor to Starbucks and are responsible for processing the payment, have latitude in establishing pricing, have sole discretion in selecting the third party to perform the settlement, and assume credit risk for the transaction processed.

Software and data product revenue

Software and data product revenue primarily consists of revenue related to services provided through software offerings, or revenue derived through the use of underlying data:

•	Software as a service includes Square Appointments and Square Customer Engagement. We provide the use of software for a fee which is recognized ratably over the relevant service period.

•	Square Capital provides MCAs in exchange for a fixed amount of future receivables. For the cash advances in which we retain the right to receivables, the difference between the aggregate amount of the future receivables and the cash advance is recognized as revenue ratably as cash is collected. We also sell a portion of our future receivables related to our MCAs to third parties. We collect and recognize upfront fees, which are a fixed percentage of the cash advanced when the receivables are sold. We also charge third parties an ongoing servicing fee for facilitating the repayment of these receivables through our payment processing platform. The servicing fee is calculated as a fixed percentage of each repayment transaction processed and is collected and recognized as the servicing is performed.

•	Caviar is a courier order management app which facilitates food delivery services to restaurants. We charge restaurants a commission fee based on total food order value for these services. We also charge consumers a fixed delivery fee per transaction, as well as a service fee which is based on total food order value. All fees are recognized upon delivery of the food, net of refunds.

Hardware revenue

Hardware revenue is generated from sales of Square Stand, third-party peripherals, and Square Readers for EMV chip cards and NFC. Hardware revenue is recorded net of returns and is recognized upon delivery of hardware to the end customer.

Accrued Transaction Losses

We are exposed to transaction losses due to chargebacks, which represent a potential loss due to a dispute between a seller and their customer or due to a fraudulent transaction. We establish reserves for estimated losses arising from processing payment transactions. These reserves represent the estimated amounts necessary to provide for transaction losses incurred as of the consolidated balance sheet date, including those for which we have not yet been notified.

The reserves are based on known facts and circumstances as of the reporting date, including subsequent events, and historical trends related to loss rates. Additions to the reserve are reflected in current operating results, while charges to the reserve are made when losses are recognized. These amounts are classified as transaction and advance losses on our consolidated statements of operations and comprehensive loss.

The establishment of appropriate reserves for transaction losses is an estimate based on the available data and is inherently an uncertain process. Ultimately, losses may vary from the current estimates. We regularly update our reserve estimates as new facts become known and events occur that may impact the settlement or recovery of losses.

Provision for Uncollectible Receivables Related to MCAs

Merchant cash advance receivable, net represents the aggregate amount of MCA-related receivables owed by sellers as of the consolidated balance sheet date, net of an allowance for potential uncollectible amounts in the event of merchant fraud or default. We are not exposed to losses for the receivables that are sold to third parties in accordance with our arrangements with them. These third-party arrangements cover a majority of the dollar value of receivables outstanding. For the remaining receivables, we are generally exposed to losses related to uncollectibility, and similar to the accrued transaction loss, we establish losses for uncollectible receivables. We estimate the allowance based on an assessment of various factors, including historical experience, sellers’ current processing volume, and other factors that may affect the sellers’ ability to make future payments on the receivables. Additions to the allowance are reflected in current operating results, while charges against the allowance are made when losses are recognized. These additions are classified within transaction and advance loss on the consolidated statements of operations. Recoveries are reflected as a reduction in the allowance for uncollectible receivables related to MCAs when the recovery occurs. No provision existed prior to 2014 as Square Capital launched in 2014.

Marketing Expenses

Marketing expenses are expensed as incurred and include customer acquisition costs and advertising costs. Customer acquisition costs include manufacturing and distribution costs associated with Square Readers for magnetic stripe cards, which are offered for free on our website and provided through various marketing events and distribution channels. We also offer rebates to new sellers who become customers for the retail price of the credit card readers purchased. The expected future rebates related to card readers distributed are accrued in other current liabilities on the consolidated balance sheets. These costs are partially offset by amounts received from distribution partners. Marketing expenses also include costs associated with Square Cash, which enables individuals to initiate peer-to-peer cash transfers free of charge. Customer acquisition costs are expensed as incurred.

Business Combinations, Goodwill, and Intangible Assets

We apply the provisions of ASC 805, Business Combinations, in the accounting for acquisitions. It requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in our consolidated statements of operations.

Uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We review these items during the measurement period as we continue to actively seek and collect information relating to facts and circumstances that existed at the acquisition date. Changes to these uncertain tax positions and tax related valuation allowances made subsequent to the measurement period, or if they relate to facts and circumstances that did not exist at the acquisition date, are recorded in our provision for income taxes in our consolidated statement of operations.

We perform a goodwill impairment test annually on December 31 and more frequently if events and circumstances indicate that the asset might be impaired. The impairment test is performed in accordance with FASB ASC 350—Intangibles—Goodwill and Other, and an impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit’s fair value. We have the option to first assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and determine whether further action is needed. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. As of December 31, 2014, no impairment of goodwill was recorded.

Acquired intangibles consist of acquired technology and customer relationships associated with various acquisitions. Acquired technology is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of software services acquired in acquisitions. We amortize acquired technology over its estimated useful life on a straight-line basis within cost of revenue. Customer relationships represent relationships that we have with customers of the acquired companies and are either based upon contractual or legal rights or are considered separable; that is, capable of being separated from the acquired entity and being sold, transferred, licensed, rented or exchanged. These customer relationships are initially recorded at their fair value based on the present value of expected future cash flows. We amortize customer relationships on a straight-line basis over their estimated useful lives within our operating expenses. We evaluate the remaining estimated useful life of our intangible assets being amortized on an ongoing basis to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Income Taxes

We report income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740, Income Taxes, which requires an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

We use financial projections to support our net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have a material effect on our ability to realize our deferred tax assets. At the end of each quarterly period, we assess the ability to realize the deferred tax assets. If it is more likely than not that we would not realize the deferred tax assets, then we would establish a valuation allowance for all or a portion of the deferred tax assets.

We recognize the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We record interest and penalties related to uncertain tax positions in the provision for income tax expense on the consolidated statements of operations and comprehensive loss.

Share-Based Compensation

We measure compensation expense for all share-based payment awards, including stock options granted to employees, directors, and non-employees based on the estimated fair values on the date of each grant. The fair value of each stock option granted is estimated using the Black-Scholes-Merton option valuation model. Share-based compensation is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures.

We have historically issued unvested restricted shares to employee stockholders of certain acquired companies. A portion of these awards is generally subject to continued post-acquisition employment, and this portion has been accounted for as post-acquisition share-based compensation expense. We recognize compensation expense equal to the grant date fair value of the common stock on a straight-line basis over the period during which the employee is required to perform service in exchange for the award.

We use the straight-line method for share-based compensation expense recognition. For the years ended December 31, 2012, 2013, and 2014, and period ended June 30, 2015, the weighted average assumptions used are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
				(unaudited)
Dividend yield	—%	—%	—%	—%	—%
Risk-free interest rate	0.96%	1.55%	1.85%	1.93%	1.74%
Expected volatility	44.34%	46.47%	46.95%	45.21%	48.63%
Expected term (years)	6.05	6.09	6.06	6.08	6.10

The following table summarizes the effects of share-based compensation on our consolidated statements of operations and comprehensive loss for the years ended December 31, 2012, 2013, and 2014, and the period ended June 30, 2015:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Share-based compensation expense:
Product development	$3,984	$8,820	$24,758	$9,821	$19,349
Sales and marketing	668	1,235	3,738	1,483	2,774
General and administrative	3,462	4,603	7,604	3,017	6,570

Total	$8,114	$14,658	$36,100	$14,321	$28,693

As of December 31, 2014, there was $177.9 million of total unrecognized compensation expense related to outstanding stock options and restricted stock awards that is expected to be recognized over a weighted average period of 2.86 years. As of June 30, 2015, there was $178.6 million of total unrecognized compensation cost related to outstanding stock options and restricted stock awards that is expected to be recognized over a weighted average period of 3.51 years.

Common Stock Valuations

The fair value of our common stock underlying our stock options has historically been determined by our board of directors, with assistance from management, based upon information available at the time of grant. Given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Accounting & Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors included the following:

•	contemporaneous valuations of our common stock by an independent valuation advisory firm;

•	the prices, rights, preferences, and privileges of our preferred stock relative to the common stock;

•	the prices of preferred stock sold by us to third-party investors in arms-length transactions;

•	our operating and financial performance;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the lack of marketability of our common stock;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global economic and capital market conditions and outlook.

The per share estimated fair value of our common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the valuations of our common stock. There is inherent uncertainty in these estimates and, if we had made different assumptions than those described below, the fair value of the underlying common stock and amount of our stock-based compensation expense, net loss, and net loss per share amounts would have differed.

Following the closing of our initial public offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

The following table summarizes by grant date the number of shares of stock options granted from June 20, 2014 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date:

	Number of options granted	Exercise price per share	Estimated Fair Value per share
Options Granted:
June 20, 2014	9,040,250	$8.23	$8.23
July 18, 2014	1,328,250	$8.23	$8.23
August 16, 2014	1,835,298	$9.11	$9.11
September 25, 2014	645,904	$9.11	$9.11
November 6, 2014	2,207,926	$9.11	$9.11
December 17, 2014	3,425,249	$10.06	$10.06
January 22, 2015	4,452,600	$10.06	$10.06
February 24, 2015	2,121,400	$10.06	$10.06
March 10, 2015	46,000	$10.06	$10.06
March 11, 2015	2,201,431	$10.06	$10.06
March 20, 2015	594,000	$11.28	$11.28
April 21, 2015	2,063,981	$11.28	$11.28
May 14, 2015	797,100	$13.09	$13.09
June 17, 2015	14,526,200	$13.94	$13.94
July 9, 2015	980,900	$14.81	$14.81
August 11, 2015	2,474,900	$15.25	$15.25

Based on the initial public offering price of $         per share of Class A common stock, the intrinsic value of stock options outstanding at was $         million, of which $         million and $         million related to stock options that were vested and unvested, respectively, at that date.

For each valuation, the equity value of our business was determined using the income and market approach, and was then allocated to the common stock using the Hybrid Method which combines the use of the Option Pricing Method (OPM) and Probability Weighted Expected Return Method (PWERM).

The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in the company achieving these estimated cash flows. The terminal value was calculated to estimate our value beyond the forecast period by applying a multiple to the terminal year. Significant inputs of the income approach (in addition to our estimated future cash flows themselves) include the discount rate and terminal multiple.

The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business. The market multiples are based on key metrics implied by the enterprise or acquisition values of comparable publicly traded companies. Given our significant focus on investing in and growing our business, we primarily utilized the revenue multiple when performing our valuation assessment under the market approach. When considering which companies to include in our comparable industry peer companies, we focused mostly on U.S.-based publicly traded companies with businesses similar to ours. The selection of our comparable industry peer companies requires us to make judgments as to the comparability of these companies to us. We considered a number of factors including business description, business size, market share, revenue model, development stage, and historical operating results. We then analyzed the business and financial profiles of the selected companies for relative similarities to us and, based on this assessment, we selected our comparable industry peer companies. Several of the comparable industry peer companies are our competitors and are generally larger than us in terms of total net revenue and assets. We believe that the comparable industry peers selected are a representative group for purposes of performing contemporaneous valuations. The same comparable industry peers were also used in determining various other estimates and assumptions in our contemporaneous valuations.

The OPM considers the various equity securities as call options on the total equity value, giving consideration to the rights and preferences of each class of equity. The various classes of equity are modeled as call options that give their owners the right, but not the obligation, to buy the underlying equity value at a predetermined (or exercise) price. Common equity classes are considered to be a call option with a claim on equity value at an exercise price equal to the aggregate liquidation preferences for the preferred equity classes. The OPM depends on key assumptions regarding the volatility and time to a liquidity event, but does not require explicit estimates of the possible future outcomes. As such, this method is best used when the range of possible future outcomes is difficult to predict, making forecasts highly speculative.

The PWERM considers the value of preferred and common equity based upon an analysis of the future values of equity assuming various future outcomes, including an initial public offering, a merger or sale, dissolution, or continued operation as a private company. The estimated value for each class of equity is based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class. The Probability-Weighted Expected Return Method is complex as it requires numerous assumptions relating to potential future outcomes of equity, hence, this method is best used when possible future outcomes can be predicted with reasonable certainty.

The Hybrid Method is a hybrid between the PWERM and OPM. The Hybrid Method estimates the probability-weighted value across multiple scenarios, but uses the OPM to estimate the allocation of value within one or more of those scenarios. The Hybrid Method can be a useful alternative to explicitly modeling all PWERM scenarios, in situations where the company has transparency into one or more near term exits, but is unsure about what will occur if the current plans fall through. An advantage of the hybrid method is that it takes the advantage of the conceptual framework of option-pricing theory to model a continuous distribution of future outcomes and to capture the option-like payoffs of the various share classes while also explicitly considering future scenarios and the discontinuities in outcomes that companies may experience.

To determine the Fair Value of one share of common stock, we relied on the Hybrid Method, in which we utilized the PWERM to allocate the value under certain Initial Public Offering (IPO) scenarios, and the OPM to allocate the value under scenarios other than an IPO (the All Other scenario). We then applied an appropriate weighting to each scenario. Our selection of this equity allocation method was primarily based on our stage of development, estimated time to liquidity, and capital structure, as well as our expectations for a possible IPO.

Recent Accounting Pronouncements

Under the JOBS Act, we meet the definition of an emerging growth company. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In May 2014, the FASB issued an accounting standards update that will replace existing revenue recognition guidance. Among other things, the updated guidance requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We have not yet selected a transition method and are evaluating the impact of adopting this new accounting standard update on the consolidated financial statements and related disclosures.

In August 2014, the FASB issued an accounting standard update under which management will be required to assess an entity’s ability to continue as a going concern and provide related footnote disclosures in certain circumstances. The new guidance is effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter. The adoption of this guidance is not expected to have an effect on our financial statements or disclosures.

In April 2015, the FASB issued an accounting standards update under which the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendment is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. We have early adopted this new guidance, which did not have any effect on our financial statements.

In April 2015, the FASB issued new guidance that will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement by providing guidance as to whether an arrangement includes the sale or license of software. This guidance will be effective for our fiscal year ending December 31, 2016, with early adoption permitted. We do not believe the pending adoption of this guidance will have a material impact on our consolidated financial statements.

In July 2015, the FASB issued an accounting standards update, which will simplify how we measure inventory. The current guidance requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. Under the new guidance, inventory is measured at the lower of cost and net realizable value, which would eliminate the other two options that currently exist for market: replacement cost and net realizable value less an approximately normal profit margin. The amendment is effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact this new guidance may have on the consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and globally, and we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Sensitivity

Cash and cash equivalents and short-term investments as of June 30, 2015, were held primarily in cash deposits and money market funds. The fair value of our cash, cash equivalents, and short-term investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. Any future borrowings incurred under the credit facility would accrue interest at a floating rate based on a formula tied to certain market rates at the time of incurrence (as described above). A 10% increase or decrease in interest rates would not have a material effect on our interest income or expense.

Foreign Currency Risk

Most of our revenue is earned in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our foreign operations are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Japanese Yen and Canadian Dollar. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. A 10% increase or decrease in current exchange rates would not have a material impact on our financial results.

BUSINESS

Our First Sellers

The story of Square is best told through the stories of our sellers, the customers we serve.

As soon as we had a working prototype of our first credit card reader, we went out to talk to sellers. We met owners of a wide range of businesses, and they shared with us many of the challenges they faced.

Our first seller was Cheri, the owner of a flower cart called Lilybelle in San Francisco’s Mint Plaza. While we were describing our product, a customer approached who wanted to buy flowers. Cheri had no way to accept credit cards, so the customer said he would go to a nearby ATM and come right back. He did not return. At that moment, we saw the value of creating a product that would enable sellers to accept all forms of payment—so sellers would never miss a sale.

Jerad and Justin, brothers and co-owners of Sightglass Coffee, were our second sellers. They were opening a coffee cart and wanted to accept card payments. We watched as they rang up customers—they would write down the order and add up the various items on a calculator. Unable to track the cash payments they received or the number of items sold, they were forced to stitch together disparate systems and processes, including counting cups to estimate cappuccinos they had sold. At Sightglass, we realized the power of the point-of-sale (POS) and the kinds of analytics we could deliver. Learning from the Sightglass experience, we integrated payments into the POS, helping sellers make well-informed decisions and save valuable time so they could focus on their customers.

Andrei, our third seller, was a flight instructor whose business had previously depended on checks, but he never knew when the checks would clear and the money would be available in his bank account. Even worse, sometimes the checks would bounce. Andrei helped us to understand that predictable and steady cash flow is critical to running a business. We designed a product that provides speed and transparency so sellers would get their money quickly and know the exact amount that would be available.

Our fourth seller was Kiya, the owner of a clothing store called Self Edge. Self Edge was a successful business in San Francisco, and Kiya wanted to expand to New York. Kiya was already accepting card payments with a traditional payment processor, and he asked them for another payment card terminal for his New York store. They turned him down. When we met Kiya, we were inspired by his passion and knowledge and we wanted to partner with him at his new location. We saw that we could serve Kiya better than traditional institutions because of our trust-based approach to risk management. We build long-term relationships with sellers as they succeed and grow.

Cheri, Jerad and Justin, Andrei, and Kiya signed up for Square and became our first sellers. We learned a great deal from them: the value of accessibility, the power of integrated services, the importance of speed, and the necessity of trust. What they taught us helped make Square what it is today and inspired our mission to make commerce easy.

These sellers are only four of the over 30 million businesses in the United States, with millions of entrepreneurs starting more each year. Each has its own story to tell. We measure our success by their success. We listen to them, learn from them, and help them grow into their ambitions.

Our Business

We started Square in February 2009 to enable anyone with a mobile device to accept card payments, anywhere, anytime. While we found early success providing easy access to card payments,

commerce extends beyond payments. In every transaction, we see opportunity for our sellers: to learn more about which products are selling best, to reinvest in their businesses, or to create and engage loyal buyers. Although we currently generate approximately 95% of our revenue from payments and POS services, we have extended our product and service offerings to include financial services and marketing services, all to help sellers start, run, and grow their businesses.

We work to democratize commerce—leveling the playing field for sellers of all sizes. Our focus on technology and design allows us to create products and services that are accessible, intuitive, and easy-to-use. We set attractive and transparent pricing, and we accept approximately 95% of sellers who seek to process payments with Square. We provide a free software app with our affordable (often free) hardware to turn mobile devices into powerful POS solutions in minutes. Our insights into our sellers’ businesses have allowed us to develop services that are applicable to businesses of all types and sizes, from Square Analytics to digital receipts. We also continue to add advanced software features that tailor our POS solution to specific types of sellers, such as open tickets for bars and restaurants and inventory management for retailers.

Because of our approach, we have grown rapidly. Millions of sellers accept payments with Square. They span all types of businesses: from cabs to coffee shops, lawyers to landscapers, retail stores to restaurants. Although substantially all of our revenue is currently generated in the United States, we also serve sellers throughout Canada and Japan. As this international base of sellers grows, so too should our Gross Payment Volume (GPV) and revenue in these regions. We serve sellers of all sizes, ranging from a single vendor at a farmers’ market to multinational businesses. Our products and services are built to scale, so sellers can stay with us over the life of their businesses. In 2014, sellers using Square processed $23.8 billion of GPV, which was generated by 446 million card payments from approximately 144 million payment cards. GPV measures the total dollar amount of card payment transactions we process for our sellers (net of refunds), excluding card payments processed for Starbucks and our Square Cash peer-to-peer service. Since we generate transaction revenue as a percentage of payment volume, we believe GPV is a key indicator of our ability to generate revenue. In the 12 months ended June 2015, over two million sellers accepted five or more payments using Square, accounting for approximately 97% of our GPV.

The foundation of our business model is the millions of sellers processing payments with Square. We estimate that nearly half of our sellers find us and sign up, rather than us finding them, adding efficiency to our sales and marketing efforts. We measure the effectiveness of our spending by evaluating the “payback period,” which we view as the number of quarters it takes for a quarterly cohort of sellers’ cumulative transaction revenue net of transaction costs to surpass our sales and marketing spending in the quarter in which we acquired that cohort. We define a quarterly cohort of sellers as a group of sellers that are approved to accept card payment with Square in a given quarter. On average, our payback period has been four to five quarters.

Revenue from our sellers grows consistently over time, resulting in strong dollar-based retention rates. Transaction revenue net of transaction costs for each of our 17 quarterly seller cohorts (dating back to the second quarter of 2010) has grown year over year in every quarter. Over the past four quarters, retention of transaction revenue net of transaction costs for our cohorts has, on average, exceeded 110% year over year.

The size and strength of our payments and POS business have allowed us to develop a deep understanding of our sellers’ business performance and to build a cohesive commerce ecosystem. As such, we are well positioned to provide financial services and marketing services to sellers efficiently and intelligently. For example, one of our financial services, Square Capital, uses our deep understanding of our sellers’ businesses to proactively underwrite and extend cash advances to them. Although Square Capital is still in its early stages, we have already advanced over $225 million since launching it in May 2014. Square Capital demonstrates how our services can rapidly reach significant scale through a combination of strong demand and our direct, ongoing interactions with our sellers. Although Square Capital currently does not contribute a significant amount of revenue to our business relative to our payments and POS services, our software and data product revenue, including revenue derived from Square Capital, has grown quickly, and we expect these products will contribute a larger portion of our total revenue over time. Marketing services, such as Square Customer Engagement, give sellers easy-to-use tools to help them close the loop between communication with a buyer and ultimately a new sale. We currently see more than 1.5 million monthly feedback communications sent by buyers to sellers through digital receipts. Together, our financial services and marketing services provide sellers with access to capital and access to customers, making it easier for them to accomplish their goals.

We are making commerce easy for buyers too. Buyers can now use payment cards at millions of sellers whom we believe previously only accepted cash or checks. Digital receipts give buyers a way to connect directly with their favorite businesses and enable loyalty programs to reward them for their continued business. We provide readers that accept the latest and most secure forms of payment, including EMV and NFC, which enables payment via Apple Pay and Android Pay.2 We introduced Square Cash as a fast and easy way to make digital payments for both peer-to-peer transactions, such as splitting the bill at dinner, and business services, such as paying a contractor or accountant. Our buyer network strengthens our ecosystem by building meaningful connections between sellers and buyers.

We have grown rapidly since our founding. For the six months ended June 30, 2015, our total net revenue grew to $560.6 million, up 51% from the six months ended June 30, 2014. In 2014, our total net revenue grew to $850.2 million, up 54% from the prior year. For the six months ended June 30, 2015, our Adjusted Revenue grew to $198.8 million, up 67% from the six months ended June 30, 2014. In 2014, our Adjusted Revenue grew to $276.3 million, up 73% from the prior year. Adjusted Revenue is a non-GAAP financial measure that we define as our total net revenue less transaction costs, adjusted to eliminate the effect of Starbucks transaction revenue. In the third quarter of 2012, we signed an agreement to process credit and debit card payment transactions for all Starbucks-owned stores in the United States. This relationship helped us to achieve more significant scale and to build greater awareness with prospective sellers, strengthened our board of directors by adding Starbucks CEO Howard Schultz to our board for a 12 month period, and included an equity investment by Starbucks in our Series D preferred stock financing on the same terms and conditions as all other sales of our Series D preferred stock by us in that financing. However, the terms of the agreement were unprofitable for us. The agreement was amended in August 2015 to eliminate the exclusivity provision in order to permit Starbucks to begin transitioning to another payment processor starting October 1, 2015. Under the amendment, Starbucks also agreed to pay increased processing rates to us for as long as they continue to process transactions with us. These increased rates may decrease the impact of the Starbucks relationship to our gross margins depending on how quickly Starbucks transitions to another payment processor. The amendment permits Starbucks to terminate the agreement ahead of the original expiration date in the third quarter of 2016. We anticipate that Starbucks will transition to another payment processor and will cease using our payment processing services prior to the scheduled expiration of the agreement, and, in any event, we do not intend to renew it when it expires. For more information on Adjusted Revenue, see the section titled “—Key Operating Metrics and Non-GAAP Financial Measures.” We intend to continue to make investments

[2]	Europay, MasterCard, and Visa (EMV) technology is a global payments standard that places microprocessor chips into credit and debit cards that store and protect cardholder data. Near Field Communication (NFC) is a technology that allows smartphones and other devices, such as payments readers, to communicate when they are close together, enabling transactions that require no physical contact between the payment device and the payments reader.

that will serve sellers and buyers over the long term even if a return on these investments is not realized in the short term. For the six months ended June 30, 2015 and June 30, 2014, we generated a net loss of $77.6 million and $79.4 million, respectively. In 2014 and 2013, we generated a net loss of $154.1 million and $104.5 million, respectively.

Local Businesses Drive the Economy

According to the U.S. Census Bureau’s 2012, 2013, and 2014 reports, and the U.S. Small Business Administration’s March 2014 report, the approximately 30 million small businesses in the United States generated 46% of the nation’s private sector output in 2010. These figures likely underestimate significant parts of the American economy. For example, they do not include the millions of businesses run by freelancers, artists, hobbyists, and others. We believe small businesses will continue to drive the economy as entrepreneurial activity creates millions of businesses each year. The Kauffman Index—Startup Activity 2015 estimates that in 2014 approximately 530,000 new entrepreneurs started businesses each month. Local businesses engage in significant commerce and are essential to the economy and character of local communities, acting as an on-ramp for anyone of any background to participate in economic growth.

Commerce Is Increasingly Digital and Mobile

The transition from cash and checks to electronic payments is occurring rapidly. In 2013, consumer payments totaled $8.9 trillion, including $4.9 trillion through payment cards, $1.6 trillion through cash, and $1.0 trillion through checks, according to The Nilson Report published in December 2014. In 2018, consumer payments are expected to reach $11.4 trillion, with payment cards growing to $7.6 trillion and cash and checks declining in use, also according to The Nilson Report published in December 2014. The rapid growth of mobile devices and associated app stores has provided freedom and accessibility to sellers and buyers, who can now engage in commerce anywhere. An estimated 438 million mobile devices in the United States accessed the internet in 2013, and this is expected to grow to over 690 million devices in 2018.

Businesses of All Sizes Need Innovative Solutions to Thrive

As technology and the regulatory environment evolve, sellers of all types and sizes face a continuous need for new solutions. Historically, payments and POS services (across hardware and software), financial services, and marketing services have been limited or nonexistent for many businesses for the following reasons:

•	Lack of access. Traditional payments solutions are often prohibitively expensive and difficult to use, and sellers are often denied service by traditional providers. We believe approximately 20 million sellers in the United States do not accept card payments today.

•	Disparate and disjointed offerings. Sellers must laboriously piece together hardware, software, and payments services from many different vendors to run their businesses. Because these products and services are not integrated, sellers often resort to reconciling these disparate systems with pen and paper or with spreadsheets.

•	Slow, unpredictable access to funds. Traditional payments solutions and financial services often require sellers to wait days or weeks to receive funds. According to a study published by the Federal Reserve Bank of New York in Spring 2014, the average small business loan application process takes 33 hours of work and includes applying to three different financial institutions.

•	Lack of transparency. Many traditional providers offer terms and pricing that are opaque, complex, and unpredictable. For example, traditional providers typically charge a wide range of fees that are hard for sellers to understand or anticipate. These fees may include terminal fees, hardware rental fees, payment gateway fees, compliance fees, minimum monthly fees, and reporting fees, in addition to interchange and assessment fees that vary widely across card and transaction types.

Our End-to-End Commerce Ecosystem

Payments are at the heart of commerce and are the foundation of our ecosystem. Every payment a seller accepts creates an opportunity to develop a deeper understanding of his or her business. We use these insights to build additional seller services, which in turn generate more payment activity, bring more buyers into our network, and further strengthen our ecosystem. All of our services feature the following key elements:

•	Access and ease of use. We design products and services that are simple and intuitive for all sellers.

•	Cohesion. Services in our ecosystem connect seamlessly with each other, and we design integrated hardware products and software services to provide sellers and buyers with a frictionless experience.

•	Speed and predictability. We design our products and services to deliver instant value. Sellers can sign up in minutes to take their first payment, getting fast and predictable access to funds.

•	Trust and transparency. We build a mutually beneficial partnership with our sellers, based on straightforward pricing and dependable services that they can rely on to run and grow their businesses. We also take a differentiated approach to risk management that enables us to approve sellers who may have been denied elsewhere, while keeping our risk and fraud losses low.

Payments and POS Services

Our payments and POS services include hardware and software to accept payments, streamline operations, and analyze business information. Square Register, our free POS app, combines with our hardware to turn a mobile device into a powerful POS solution. Our mobile payments and POS services transform the checkout process and advance digital and mobile commerce by untethering sales from long lines and antiquated cash registers. Sellers can also use our services such as Square Analytics and Invoices directly from a mobile device. We regularly add advanced software features for our POS solution for specific types of sellers. We act as the merchant of record for our sellers, which puts us in their shoes with respect to card networks and puts the risk for refunds and chargebacks on us. Because we work directly with payment card networks and banks, sellers do not need to manage the complex systems, rules, and requirements of the payments industry. The benefits to our sellers include fast, easy, and inclusive sign-up; simplicity; affordability; transparent pricing; fast access to funds; and the ability to take payments anywhere, anytime. Buyers benefit from these services by being able to easily pay anyone, anywhere with a payment card or mobile device.

Unburdened by legacy systems, we create technology that makes payments faster and more efficient. In November 2013, we launched Square Cash, an easy way for anyone to send and receive money electronically via email or a mobile app. Individuals and businesses can sign up for a Square Cash account using just a debit card and an email address or phone number. Square Cash started with peer-to-peer payments, which we offer to individuals for free. Square Cash can also help businesses eliminate paper checks and process more of their payments electronically by lowering the cost of payment processing through the use of debit cards. Since launch, people have sent over one billion dollars through Square Cash.

Financial Services

Just as sellers face many challenges with the traditional system of accepting payment cards, they also face issues accessing and deploying funds to run and grow their businesses. We have applied the same capabilities and insights we used to develop our payments and POS services to address this need as well. We believe our financial services demonstrate the strength of our strategy, execution, and opportunity.

Square Capital provides merchant cash advances to prequalified sellers. We make it easy for sellers to use our service by proactively reaching out to them with an offer of an advance based on their payment processing history. The terms are straightforward, sellers get their funds quickly (often the next business day), and in return, they agree to make payments equal to a percentage of the payment volume we process for them up to a fixed amount. We receive these payments seamlessly through each card transaction we process for them up to a fixed amount. The service has a strong recurring nature, with nearly 90% of sellers who have been offered a second Square Capital advance choosing to accept it. We currently fund a significant majority of these advances from arrangements with third parties that commit to purchase the future receivables related to these advances. This funding significantly increases the speed with which we can scale Square Capital and allows us to mitigate our balance sheet risk.

Payroll is another area where our payments business provides the foundation for the type of opportunity we have realized with Square Capital. Like payments and business financing, payroll services exist within a complex and highly regulated industry. Payroll is one of the largest operating expenses for small businesses. In 2010, small businesses paid 42% of private sector payroll, according to the U.S. Small Business Administration’s March 2014 report. Square Payroll is an affordable, easy-to-use payroll service for sellers, optimized for those with hourly employees. It works seamlessly with Square Register to automatically track employee hours worked. This reduces complexity, saving time and money for our sellers. We recently introduced Square Payroll in California, and we plan to expand it to additional states.

Marketing Services

We also use the insights derived from our payments and POS services to develop unique marketing services that help our sellers reach customers and increase sales. Square Customer Engagement helps sellers understand their businesses, engage customers in ongoing conversations, and promote their offerings through email marketing. The result is a personalized and improved shopping experience for buyers that helps drive growth for sellers. By linking buyer payment cards and information to marketing efforts conducted in our ecosystem, we have created a closed loop that allows sellers to easily assess the return on their marketing efforts—a difficult feat in the offline world.

Mobile device proliferation has also enabled delivery-as-a-service. Caviar, our food delivery offering, helps restaurants reach customers and increase sales without having to create and manage their own delivery logistics. By providing delivery services for them, Caviar makes it easy for restaurants to expand their reach with little additional overhead. Buyers can access Caviar through our iOS and Android mobile apps or through our Caviar website.

Our Opportunity

We believe there is a substantial opportunity for our end-to-end commerce ecosystem to connect functions that previously existed as silos: payments, POS services, financial services, and marketing services. We earn revenue from activity in our ecosystem from fees charged on payment volume, as well as from software revenue paid to us by our sellers.

Payments services are expected to grow rapidly as buyers and sellers use payment cards instead of cash and checks. We earn a transaction fee for payment processing services. According to The

Nilson Report published in December 2014, consumer payment card purchase volume is expected to reach $7.6 trillion in 2018. The Nilson Report published in January 2015 estimates this volume to reach $10.0 trillion in 2023. We connect payments to the POS with Square Register, and we expect to increase the number of software services that we offer to our sellers. U.S. small and medium-sized businesses, including micro businesses, were projected to spend approximately $11 billion on all types of SaaS products in 2014, growing to approximately $17 billion by 2018.

We also generate revenue from additional products that address other large market opportunities. Square Capital meets the demand from our sellers for financing, a critical service that enables them to grow and in turn drives additional payments activity with us. We generate revenue based on the amount of capital provided to our sellers. According to the FDIC, there were $130 billion in small business loans outstanding under $100,000 as of December 2014, and according to a 2013 Oliver Wyman report, there is $80 billion of demand for small business new-form lending lines of credit. Square Payroll meets another need of our sellers, managing one of their largest business expenses. In 2014, U.S. businesses were expected to spend $16 billion on payroll services.

Our marketing services enable our sellers to reach and engage buyers, further increasing activity in our ecosystem. Square Customer Engagement addresses our sellers’ advertising and marketing needs. Local advertising spending in the United States was expected to reach $138 billion in 2014, according to an April 2015 BIA/Kelsey forecast. In addition, Caviar generates revenue from fees charged on food deliveries. Consumers spent approximately $230 billion at independent restaurants in 2014.

We also believe our ecosystem is expanding the market with new sellers. The simplicity, affordability, transparency, and cohesion of our services enable many sellers and buyers access to a world previously unavailable to them. We estimate based on data from industry sources that from 2009 to 2014, the number of active merchant outlets accepting credit cards grew by approximately one million or less. However, Square, counting as one establishment, has millions of sellers accepting payments. We believe our opportunity will continue to grow as we expand globally.

Our Strengths

We Create Technology to Transform Commerce

We invest significantly in hardware and software design and engineering to rapidly deploy product updates to sellers and buyers. At the end of 2014, over 45% of our employees served in product engineering, development, and design functions. Unburdened by legacy technology, we deliver tightly integrated services using a full-stack development approach that combines product management, development, and design.

We Have Tremendous Scale

Our millions of sellers provide a sizable opportunity for up-selling and cross-selling our products and services. Our scale also enables us to establish favorable partnerships with financial institutions to provide attractive pricing for our sellers.

We Have a Strong Brand

Nearly half of our sellers find us and sign up, rather than us finding them. This is the result of building services that deliver value and that sellers eagerly recommend. We have earned a net promoter score3 of 70, which is more than double the average score for banking providers calculated by Satmetrix Systems, Inc., a third-party research firm. In addition, our square-shaped readers reinforce our well-known brand and make it easy for new sellers to find Square. These sellers in turn help us grow by recommending us to other sellers, engaging in social media about us, and proudly displaying our logo in their stores.

We Have a Deep Understanding of Our Sellers

Payments and POS activity in our ecosystem allows us to create products and services that address many of the functions our sellers need to operate and grow their businesses. This deep understanding also enhances our detection of fraudulent behavior, improves our underwriting capabilities, lowers costs, and improves the customer experience.

We Use a Differentiated Approach to Risk Management

Our risk management approach starts with trusting sellers. We remove the friction of signing up, then use technology to quickly detect and eliminate risky and fraudulent activity. The risk models we have developed help us to accept approximately 95% of sellers who seek to process payments with Square, while keeping our risk and fraud losses low. Our risk and fraud losses accounted for approximately 0.1% of GPV in the 12 months ended June 30, 2015. Since inception, we have ceased providing services to fewer than 5% of sellers due to suspected or confirmed fraudulent behavior, their exceeding our risk parameters, their violation of our terms of service, or other concerns.

We Have a Persistent Communication Channel with Our Sellers

Our direct, ongoing interactions with our sellers help us to tailor offerings directly to them, at scale and in the context of their usage. For example, when a seller accesses their Square Dashboard—a centralized hub from where they can view and manage daily business operations—we can automatically send a notification to prompt the seller to sign up for Square Customer Engagement and take action on what they learned. On average, more than 70% of sellers who process more than $125,000 per year engage daily with analytics in their Square Dashboard.

We Have a Large and Growing Buyer Network

We have a direct relationship with buyers through various touch points in our ecosystem. In 2014, our sellers accepted payments from approximately 144 million payment cards, which we estimate represents approximately one in five active payment cards in circulation in the United States, based on data from The Nilson Report published in February 2015. Our relationship with buyers strengthens our ecosystem. For example, Square Customer Engagement enables sellers to communicate directly with buyers, Square Cash provides buyers a fast and easy way to make and receive payments, and Caviar provides buyers direct access to their favorite restaurants.

Our Business Model

While building services that are great for our sellers, we have also built a business model that presents great opportunity for Square.

[3]	Net promoter score (NPS) is an index ranging from -100 to 100 that measures the willingness of customers to recommend a company’s products. It is used to gauge customers’ overall satisfaction with a company’s product and their loyalty to the brand, and it is typically based on customer surveys. We conduct surveys of our sellers to assess our NPS on a quarterly basis.

Historically, many sellers have not accepted card payments because the process to do so was too costly and too difficult. These barriers to entry reflect the payment industry’s legacy of high costs of customer acquisition and fraud. Our business model enables us to greatly reduce these costs and pass savings on to our sellers. By reducing cost and friction, we have expanded the market of sellers accepting card payments and expanded the number of payments they accept.

The foundation of our business model is the millions of sellers processing payments with Square. We estimate that nearly half of our sellers find us and sign up, rather than us finding them, adding efficiency to our sales and marketing efforts. We measure the effectiveness of our spending by evaluating the “payback period,” which we view as the number of quarters it takes for a cohort of sellers’ cumulative transaction revenue net of transaction costs to surpass our sales and marketing spending in the quarter in which we acquired that cohort. On average, our payback period has been four to five quarters.

Our products and services appeal to sellers because they can immediately and easily accept payments at a low, transparent cost with fast access to funds. We act as a payment service provider, which means we can set our own pricing, chargeback, and risk policies with our sellers. We work directly with the payment card networks and banks so our sellers do not need to manage the complex systems, rules, and requirements of the payments industry.

While many sellers are initially attracted to Square for payments and POS services, they can also benefit from our financial services and marketing services. These services enhance our business model by adding additional revenue with little incremental customer acquisition costs, increasing contribution profit from sellers. As sellers use our financial services and marketing services, their payments activity on Square grows, reinforcing our strong recurring payments revenue.

Revenue from our sellers grows consistently over time, resulting in strong dollar-based retention rates. Transaction revenue net of transaction costs for each of our 17 quarterly seller cohorts (dating back to the second quarter of 2010) has grown year-over-year in every quarter. Over the past four quarters, retention of transaction revenue net of transaction costs for our cohorts has, on average, exceeded 110% year-over-year. We have continued to grow beyond our recurring payments and POS business by adding new sellers that accept payments and by cross-selling and up-selling additional services. Our scale, growth, and unique understanding of our sellers’ businesses enable us to serve sellers of all sizes in many ways and reinforce the advantages of our business model.

Our Growth Strategy

We have significant opportunity ahead. Our growth strategy is to enhance our products and services, extend our reach, and expand globally.

Enhance Our Products and Services

•	Innovate to provide sellers with access to new payment methods. We will continue to introduce new payment products and services, such as Square Cash and Square Readers for newer technologies, for the benefit of new and existing sellers. In the United States, beginning in October 2015, we believe many sellers will convert to EMV and NFC terminals due to the fraud liability shift expected to be imposed by the payment card networks. We believe this represents a significant opportunity to add new sellers and gain market share. In 2013, we introduced Square Cash, a payment solution designed to be the fastest, easiest way to pay anyone. Square Cash has expanded beyond free peer-to-peer money transfers to also give sellers an easy and affordable way to get paid.

•	Increase product and service functionality. We are focused on improving our products and services so that they are applicable to a wide range of sellers and buyers. For example, our recently introduced open tickets feature in Square Register provides critical functionality to bars and full-service restaurants.

•	Grow our third-party App Marketplace. Our App Marketplace enables us to offer our sellers integration with a wide range of products and services from companies such as Intuit and Bigcommerce. We intend to continue to expand the benefits of our services by strategically partnering with third parties wherever we believe it will provide value to both their customers and ours.

•	Increase third-party funding for Square Capital. A significant majority of funding for Square Capital currently comes from third parties who commit to purchase the future receivables related to Square Capital advances. We will continue to seek third-party funding for these advances so we can increase our capacity to scale the service and further mitigate our balance sheet risk.

•	Continue to add new products and services that extend our ecosystem. We will continue to introduce new products and services that can make use of the unique insights we garner from the integration of payments and POS services.

Extend Our Reach

•	Strengthen our brand. We will continue to focus on customer experience and on delivering simple, cohesive services that appeal to our sellers and buyers. This focus has earned us a net promoter score of 70, more than double the average score for banking providers. Our high net promoter score means our sellers recommend our services to others, strengthening our brand and helping to drive efficient customer acquisition.

•	Expand marketing channels. We plan to expand our marketing efforts across new and existing channels, including online and mobile marketing, retail distribution of our hardware products, television and radio advertising, direct response mail, and event marketing.

•	Increase adoption of services within our ecosystem. We will continue to use our persistent communication channels such as in-app notifications and dashboard alerts to highlight to sellers the value of our payments and POS services, financial services, and marketing services. We intend to use these and other channels to cross-sell and up-sell our seller base with new and existing services.

•	Enhance relationships with larger sellers. We will continue to invest in our direct sales and account management teams to facilitate the acquisition and support of larger sellers. We use custom pricing to make Square even more compelling for larger businesses.

Expand Globally

•	Expand our payments services into additional countries. We evaluate many factors when choosing to enter a new country, including market opportunity, technology adoption, and the regulatory environment. The payments landscape outside the United States is largely dominated by adherence to EMV chip-and-pin standards, which requires a purpose-built hardware pin pad. We believe software-based pin entry on a seller’s mobile device is more secure, flexible, and affordable than current hardware-based specifications. We will continue to advocate for an open mobile-pin standard that we believe will lower hardware costs for sellers and broaden payment card acceptance worldwide. We currently offer payments services in the United States, Japan, and Canada. We plan to expand into additional countries to broaden payment card acceptance worldwide and to increase our market opportunity.

•	Deploy non-payments-based services to accelerate global efforts. In countries where regulatory or payment card network requirements constrain our market entry, we may enter first with services other than payments. For example, we currently make Square Register freely available separate from our payments processing services for sellers worldwide to record and analyze their business trends without direct payments offerings from us. We will look for other opportunities to introduce new products and services into these markets, including software offerings and Caviar.

Payment Processing Overview

Processing payment card transactions requires close coordination among a number of industry participants that provide the services and infrastructure required to enable such transactions. These participants consist of payment service providers, acquiring processors, card networks, and issuing banks. Within this landscape, Square serves as a payment service provider, acting as the touch point for the seller to the rest of the payment chain. The definitions and graphic below outline this payment chain and the typical flow of a Square payment transaction, along with the types of fees typically paid and received at each stage.

Payment Service Provider (PSP): Provider of the payment services that holds the direct relationship with the seller and facilitates the rest of the payment transaction on behalf of the seller. A PSP is also the merchant of record for the transaction.

Acquiring Processor: Provider of the back-end technology that facilitates the flow of payment information through the Card Networks to the Issuing Bank. Our agreements with acquiring processors typically have terms of two to four years.

Card Networks (e.g. Visa, MasterCard): Provider of the infrastructure for card payment information to flow from the Acquiring Bank to the Acquiring Processor.

Issuing Bank: The financial institution that issues the Buyer’s payment card.

Acquiring Bank: The financial institution associated with the Acquiring Processor.

1.	Once the Buyer is ready to make a purchase, the Seller inputs the transaction into the Square point-of-sale (POS) and presents the Buyer with the amount owed.
2.	The Buyer pays for the transaction by swiping or dipping their payment card, or by tapping their NFC-enabled mobile device on the Square Reader or Square Stand, which captures the Buyer’s account information.
3.	The Square POS sends the payment transaction information to Square, which acts as the Payment Service Provider (PSP).
4.	Square passes the payment transaction information to the Acquiring Processor via an internet connection. Square pays a small fixed fee per transaction to the Acquiring Processor.
5.	The Acquiring Processor routes the payment transaction to the appropriate Card Network affiliated with the Buyer’s card such as Visa, Mastercard, Discover, or American Express. Square pays a variety of fees to the Card Network, the most significant of which are assessment fees that are typically less than 0.15% of the transaction amount.
6.	The Acquiring Processor then routes the payment transaction through the Card Network to the Issuing Bank, which authorizes or declines the payment transaction for the Buyer’s payment card.
7.	Upon authorization, the Issuing Bank sends a notification back through the Card Network to the Square POS to inform the Seller that the transaction has been successfully authorized.

8.	The Square POS sends a digital receipt for the transaction to the Buyer, enabling a persistent communication channel between the Seller and the Buyer. For example, this is how the Buyer can send feedback to the Seller about the service provided.
9.	The Issuing Bank then triggers a disbursement of funds to the Acquiring Bank through the Card Network for the transaction amount. Square will ultimately pay the Issuing Bank an interchange fee as a percentage of the amount of the transaction plus a fixed fee per transaction, which together average between 1.5% to 2.0% of the transaction amount. However, this percentage can vary significantly based on the card type, transaction type, and transaction size.
10.	Square transfers the funds to the Seller’s bank account, net of the fee charged by Square (typically 2.75% of payment volume for card present transactions or 3.5% of payment volume plus $0.15 per transaction for card not present transactions). Square provides sellers with fast access to funds, typically settling with them by the next business day after the date of the transaction via Automated Clearing House (ACH) transfers, or the same day via its Instant Deposit service for an additional fee. Square pays a very small fee for each ACH transfer.
11.	The funds are settled from the Acquiring Bank to Square, typically in one to two business days after the date of the transaction.
12.	At the end of the month, the Issuing Bank sends a statement to the Buyer showing their monthly charges. The statement includes a reference to Square as the merchant of record on the billing statement as a prefix to the Seller name (denoted as SQ*).

Our Products and Services

We offer products and services for our sellers to start, run, and grow their businesses. From our payments and POS services, we gather unique insights that enable us to extend into differentiated financial services and marketing services.

Payments and POS Services

We provide sellers a range of options for easily and securely accepting payments in-person or online. It is easy for sellers to get started, taking only a few minutes and requiring no credit checks. We accept approximately 95% of sellers who seek to process payments with Square. Funds are typically deposited into a seller’s bank account the next business day. We also cover up to $250 in chargebacks per month for all of our sellers, and we offer custom rates for those who process a large volume of payments. Sellers can accept Visa, MasterCard, Discover, and American Express all at the same rate.

We also offer custom rates to select Square sellers who process a large volume of payments. Square payment processing is currently available in the United States, Canada, and Japan, with further international expansion planned.

In-Person Payments

Our custom-designed hardware and software make in-person acceptance of payment cards easy. We offer affordable (often free) hardware and charge a flat rate of 2.75% per swipe, dip, or tap.

Square Reader for magnetic stripe cards plugs into the standard headset jack of a mobile device. It enables sellers to accept payments by swiping a buyer’s payment card. These readers are free, mobile, and require no separate battery.

Square Reader for EMV chip cards also plugs into the standard headset jack of a mobile device. It enables sellers to accept payments by dipping an EMV chip card or swiping a magnetic stripe card.

Square Reader for EMV chip cards and NFC, available in the fall of 2015, connects wirelessly to mobile devices. It accepts EMV chip cards and payments made via the tap of the buyer’s mobile device using NFC. This enables acceptance via Apple Pay, Android Pay, and other mobile wallets.

Square Stand transforms an iPad into a full POS terminal. It features an integrated magnetic stripe reader, provides power to a connected iPad, and can connect to the Square Reader for EMV chip cards and NFC. It also connects to various peripheral devices that brick-and-mortar businesses need, such as barcode scanners and receipt printers.

Square Gift Cards enable sellers to offer, redeem, and track gift cards through Square Register. Gift cards can be ordered online, with choices of either preset or custom designs to fit the seller’s brand.

Sellers can manually enter card information in Square Register when, for example, accepting payments over the phone. We charge 3.5% plus $0.15 per transaction for manually-entered card-not-present transactions.

Online Payments

Sellers can create custom digital invoices and collect payments securely with Square Invoices. Sellers can also create a simple online store with Square Store or build more advanced websites through integrations with companies such as Bigcommerce and Weebly. We charge a flat rate of 2.75% for payments made via Square Invoices or Square Store and 2.9% + $0.30 per transaction for payments made via third-party websites.

Square Cash

Square Cash is a fast, easy way for anyone to send and receive money electronically. Individuals and businesses can sign up for a Square Cash account using just a debit card and an email address or a phone number. People can quickly pay businesses or send money using the Square Cash app to a recipient’s phone number, email address, to people nearby using Bluetooth LE, or to a $Cashtag. All Square Cash accounts come with the ability to create a customized $Cashtag, a unique, personalized name like $ErinHills or $SunsetPhotography that enables anyone to get paid privately and securely.

Square Cash is available for free to individuals sending peer-to-peer payments. Businesses that use Square Cash to process payments for goods and services pay 1.9% per transaction.

Square Register

Square Register is our free POS software application for iOS and Android. It integrates seamlessly with our payment processing solution, but can also be used on a standalone basis. It is currently available to sellers in most countries worldwide. Square Register enables sellers across a wide range of business types to itemize products or services for faster checkout. Items can be grouped, categorized, sorted, and linked to inventory management. Square Register supports a range of tender types including cash, checks, and gift cards, in addition to credit and debit card payments. When completing a purchase, a buyer can opt in to receive a digital receipt via email or text message.

We also offer Employee Management, a paid upgrade to Square Register that unlocks more advanced features often needed by larger, multi-location businesses. Employee Management helps sellers oversee multiple stores from one account, manage employee timecards, and view and act on detailed sales reports that can be filtered by employee, device, or location.

Square Analytics

Square Analytics helps sellers quickly and easily understand how their business is performing. Because payments information is stored in the cloud, Square Analytics can be accessed anytime, anywhere. Analytics can surface key insights to a seller such as “Which items have been selling the best over the last month?” or “How many of my customers are new versus returning?” without requiring spreadsheets or other tools. Square Analytics is free for our sellers.

Square Appointments

Square Appointments enables sellers to schedule and accept appointments, manage staff calendars, organize their clients’ information, and view appointment history. Sellers can send automated communications via email or text to remind clients of upcoming appointments and notify them of any changes, which reduces cancellations. It is currently available via a web or iOS app for a monthly fee.

Square App Marketplace

Square App Marketplace enables sellers to seamlessly integrate third-party apps with Square. These apps provide extensions to our POS functionality as well as provide other back office solutions. It gives our sellers access to cloud solution providers such as Intuit and Bigcommerce.

Financial Services

Square Capital

Square Capital provides MCAs to pre-qualified sellers. Our sellers are attracted to the service because we reach out to them proactively with an offer of an advance based on their payment processing history. The terms are straightforward, they get their funds quickly (often the next business day), and, in return, they agree to make payments to us equal to a percentage of the payment volume we process for them up to a fixed amount. We receive these payments seamlessly through each card transaction we process for them. A seller can quickly access the status of their Square Capital through their Square dashboard. In addition, the service has a strong recurring nature, with nearly 90% of sellers who have been offered a second Square Capital advance choosing to accept a repeat advance. We currently fund a significant majority of these advances from arrangements with third parties who commit to purchase the future receivables related to these MCAs. This funding significantly increases the speed with which we can scale Square Capital and allows us to mitigate our balance sheet risk.

Sellers receiving MCAs are contractually obligated to use Square as their only card payment processing services until we have received the agreed-upon fixed amounts of receivables. To the extent a seller breaches this obligation, the seller would be liable to us for the balance of the purchased receivables. Consistent with the general nature of MCAs, there is also no fixed period of time in which the seller must deliver the purchased future receivables to us, as delivery of the purchased future receivables is contingent on the generation of such receivables, and we do not otherwise have any economic recourse to the seller in the event that it does not process a sufficient volume of payments with us to pay the agreed-upon fixed amount of receivables.

Square Payroll

Square Payroll is an affordable, easy-to-use payroll service for sellers, optimized for those with hourly employees. It works seamlessly with Square Register so that employee hours worked can be pre-populated from employee shift logging information. This reduces complexity, saving time and money for our sellers. Square Payroll is currently available as a limited release in California with plans to expand nationwide.

Marketing Services

Square Customer Engagement

Square Customer Engagement helps sellers better analyze and understand their businesses, engage their buyers in ongoing conversations, and promote their offerings through email marketing to drive additional sales. Buyers that have opted in to receive a digital receipt via Square Register can contact the seller about their experience directly from the receipt. A seller can reply to a buyer and even offer a credit or refund directly. We automatically build customer lists for those who have opted in and organize them (loyal, casual, lapsed, etc.) to add context to an otherwise anonymous channel. Sellers can also upload their own buyer contact information. Sellers can create promotions, announcements, or event invitations to send to their buyers. Square Customer Engagement then closes the loop for sellers by enabling them to see precisely how marketing drives in-store sales, whether customers come back, and how much they spend when they do. Free customer engagement services are available to all of our sellers and we also offer a set of advanced services for a monthly fee.

Caviar

Caviar offers a food delivery service to help restaurants reach new customers and increase sales. By managing the logistics of delivery, Caviar makes it easy for restaurants to expand their reach and grow revenue without additional overhead. Caviar enables buyers to order delivery from their favorite local restaurants, including those that did not previously offer delivery. With Caviar’s purpose-built courier and order management apps, delivery is fast; Caviar FastBite, which offers curated meals, can provide delivery in as little as 10 minutes. Buyers can easily access Caviar through our iOS and Android mobile apps or through our website. Caviar is currently available in many U.S. markets, including New York, Los Angeles, San Francisco, and Philadelphia, with over 1,000 partner restaurants available in our marketplace. Caviar charges consumers a fixed fee per delivery plus a service fee. We also charge our partner restaurants a service fee as a percentage of total food order value.

Our Current Sellers

Our sellers represent businesses in a diverse set of industries, including retail, services, food, and leisure. We serve sellers of all sizes, ranging from a single vendor at a farmers’ market to multinational businesses. We believe the diversity of our sellers underscores the accessibility of our offerings. We estimate that nearly 50% of our sellers’ businesses are owned or operated by women, versus only 30% of U.S. small businesses. The charts below show the percentage mix of our GPV by seller industry and seller size:

“Square’s just given us so much flexibility and peace of mind—and to be able to open up a second location with Square Capital—it’s been huge.”
LINDSAY & KALLIE WESLEY
JUX·TA·POSE TAMPA, FL
PAYMENTS INVOICES
POINT OF SALE EMPLOYEE MANAGEMENT
GIFT CARDS CAPITAL
ANALYTICS

“Square charges me one simple fee for each transaction—and that’s the only fee. There is no monthly statement fee, there is no additional processing fee, there are no hidden fees using Square.”
JAMES BROCK
BOSTON HOME INSPECTORS BOSTON, MA
PAYMENTS INVOICES
POINT OF SALE

“I love having Square Capital in my corner whenever I need to update equipment or make minor renovations. I get funded the next day!”
MYLINH CAO
DUA VIETNAMESE NOODLE SOUP ATLANTA, GA
PAYMENTS CAPITAL POINT OF SALE CAVIAR ANALYTICS
“Square es tan sencillo que no se tiene que explicar, es lo que nos gusta.”
ALFREDO LIVAS
LA MONARCA LOS ANGELES, CA
Square is so simple you don’t have to explain it. That’s what we love about it.
PAYMENTS CUSTOMER ENGAGEMENT
POINT OF SALE CAPITAL
ANALYTICS

“Square has been a big part of helping The Barbershop Club go to the next level.”
WOODY LOVELL
THE BARBERSHOP CLUB LOS ANGELES, CA
PAYMENTS INVOICES
POINT OF SALE APPOINTMENTS
ANALYTICS CUSTOMER ENGAGEMENT
CAPITAL

“I feel that Square is really a champion for small businesses. They empower me to make good business decisions, and they’ve made my life much easier.”
MELANIE PORTER
LAVENDER & HONEY PASADENA, CA
PAYMENTS CUSTOMER ENGAGEMENT
POINT OF SALE
ANALYTICS

YASUYOSHI ICHIJO
ANSEI TOKYO, OGOYA & OSAKA, JAPAN
Square has improved operational efficiency and increased our card payments to 30% of all transactions!
PAYMENTS
POINT OF SALE
“There’s no other tool out there that makes it this simple to see which suits are selling and what add-ons people buy. The data isn’t just insightful, it has led to increased profitability.”
TOMAS ROMITA
MADE CLOTHING TORONTO, ONTARIO, CANADA
PAYMENTS INVOICES
POINT OF SALE
ANALYTICS

“Square is trying to get barriers out of the way and help us have a more direct interaction with our customers.”
JAMES FREEMAN
BLUE BOTTLE COFFEE SAN FRANCISO, NEW YORK, LOS ANGELES & TOKYO, JAPAN
PAYMENTS INVOICES
POINT OF SALE CUSTOMER ENGAGEMENT
GIFT CARDS
ANALYTICS

“With Square Cash, now we can collect donations in a very, very streamlined way.”
CHRIS MADDOCKS
MANAGING DIRECTOR U.S. FUND FOR UNICEF
CASH FOR BUSINESS

Product Development and Technology

We organize our product teams with a full-stack development model, integrating product management, development, and design. We focus on affordability, reliability, and cohesion when developing our hardware and software. Our products and services are mobile-first and platform agnostic. We frequently update our software products and have a regular software release schedule with improvements deployed twice a month, ensuring our sellers get immediate access to the latest features. Our services are built on a scalable technology platform, enabling us to assess risk, and to capture and analyze over a billion transactions a year.

While our software and hardware is developed in-house, we utilize contract manufacturers for the production of our hardware products.

As of June 30, 2015, approximately 46% of our employees work in our product management, development, and design organizations. Our product development expenses were $82.9 million and $144.6 million for the years ended December 31, 2013 and 2014, respectively.

Sales and Marketing

We have a strong brand and continue to raise brand awareness among sellers by enhancing our services and fostering rapid adoption through increased brand affinity, public relations, and strategic partnerships. Nearly half of our sellers find us and sign up, rather than us having to find them. We also leverage our direct sales and account management teams to facilitate the acquisition and support of larger sellers. Direct marketing, online and offline, has also been an effective customer acquisition channel. This includes display advertising, search engine marketing, social media, direct mail campaigns, trade shows and events, radio and television advertising, and print media. Our Square Readers for magnetic stripe cards are available for free directly via our website or mobile apps, and also at nearly 30,000 retail stores (including Apple, Best Buy, Staples, Target, Verizon, Walgreens, and Walmart). We plan to continue offering Square Reader for magnetic stripe cards for free.

Our Competition

The markets in which we operate are competitive and evolving. For payments and POS services, we compete primarily with traditional acquiring processors and payment processors who sell more expensive POS systems, often bundled with long-term contracts, through direct sales and ISO channels. While competitive factors and their relative importance vary based on the size, industry, and focus of sellers, we believe the principal methods of competition in the market for payments and POS services are the following:

•	accuracy and promptness of payment;

•	ability to accept new payment types, such as NFC (Apple Pay, Android Pay and other electronic wallets) and EMV;

•	product and service pricing, the transparency of that pricing, and contract complexity and length of commitment;

•	simplicity and ease-of-use;

•	breadth and depth of features and functionality;

•	brand recognition and reputation;

•	integration with payment processing, third-party apps, and mobile platforms;

•	security and reliability;

•	support for a seller’s brand development; and

•	ease and timing of seller sign-up process.

Our competitors range from large, well-established vendors to smaller, earlier-stage companies, including third-party acquiring processors or payment processors, POS software and terminal providers, peer-to-peer payment providers, and business software providers such as those that provide ecommerce, inventory management, analytics, and appointment solutions.

We seek to differentiate ourselves from competitors primarily on the basis of our cohesive commerce ecosystem and focus on accessibility, speed, transparency, and trust. Our ability to innovate quickly to accept new payment technologies such as NFC through Apple Pay, Android Pay, and other new currencies further differentiates our payments platform from our competition. Many competitors offer payments and POS services that have features tailored to particular business types or seller needs, and many competitors, especially larger ones, have more comprehensive offerings with specific features and integrations that are attractive to larger sellers and sellers in particular industries.

With respect to our financial services, we compete against established and new alternative lenders as well as other more traditional financial service providers. With respect to our marketing services, we compete with other customer engagement software providers and traditional advertising solutions, as well as with delivery service providers.

For instance, Square Capital competes with other providers of financing to small and medium-sized businesses, including traditional banks, MCA providers, and newer lending models. We believe that the principal methods of competition in the market for financing are ease of process to apply for a loan, brand recognition and trust, loan features, transparent terms, effectiveness of customer acquisition, and customer experience. We believe Square Capital competes favorably with other offerings on the basis of these factors. However, many of our competitors have more financial resources and access to capital, offer a wider variety of credit products, and have larger borrower bases.

We expect the markets for payments and POS services, financial services, and marketing services to evolve and overlap, which we expect will increase competition in our industry.

Intellectual Property

We seek to protect our intellectual property rights by relying on a combination of federal, state, and common law rights in the United States and other countries, as well as on contractual measures. It is our practice to enter into confidentiality, non-disclosure, and invention assignment agreements with our employees and contractors, and into confidentiality and non-disclosure agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information and proprietary technology. In addition to these contractual measures, we also rely on a combination of trademarks, trade dress, copyrights, registered domain names, trade secrets, and patent rights to help protect our brand and our other intellectual property.

We have developed a patent program and strategy to identify, apply for, and secure patents for innovative aspects of our products, services, and technologies where appropriate. As of June 30, 2015, we had 95 issued patents and 433 filed patent applications in the United States and in foreign jurisdictions relating to a variety of aspects of our technology. Our issued patents will expire between 2022 and 2034 (with the exception of a single patent obtained through an acquisition, which will expire in 2016). We intend to file additional patent applications as we continue to innovate through our research and development efforts, and to pursue additional patent protection to the extent we deem it beneficial and cost-effective.

We actively pursue registration of our trademarks, logos, service marks, trade dress, and domain names in the United States and in other jurisdictions. We are the registered holder of a variety of U.S. and international domain names that include the term “Square” and variations thereof.

From time to time, we also incorporate certain intellectual property licensed from third parties, including under certain open source licenses. Even if any such third-party technology did not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would be available as needed in every case.

For additional information about our intellectual property and associated risks, see the section titled “Risk Factors—Risks Related to Our Business and Our Industry.”

Government Regulation

Foreign and domestic laws and regulations apply to many key aspects of our business. Failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, administrative enforcement actions, sanctions, civil and criminal liability, and constraints on our ability to continue to operate.

Payments Regulation

Various laws and regulations govern the payments industry in the United States and globally. For example, certain jurisdictions in the United States require a license to offer money transmission services, such as our peer-to-peer payments product, Square Cash, and we maintain a license in each of those jurisdictions. We are also registered as a “Money Services Business” with the U.S. Department of Treasury’s Financial Crimes Enforcement Network. These licenses and registrations subject us, among other things, to record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds, and inspection by state and federal regulatory agencies.

Outside the United States, we provide localized versions of some of our services to customers through various foreign subsidiaries. The activities of those non-U.S. entities are, or may be, supervised by regulatory authorities in the jurisdictions in which they operate. In Canada, Square Register is the sole payments service we offer, and we are not required to hold a license to offer it. We remain in close contact with Finance Canada, which has regulatory authority over payments issues, among other areas. Square Register is the sole payments service we offer in Japan and we are not required to hold a license to offer it. We remain in close contact with Japan’s Ministry of Economy, Trade, and Industry, which has regulatory authority over payments issues, among other areas.

Our payments services may be or become subject to regulation by other authorities, and the laws and regulations applicable to the payments industry in any given jurisdiction are always subject to interpretation and change.

Consumer Financial Protection

The Consumer Financial Protection Bureau and other federal, local, state, and foreign regulatory agencies regulate financial products, including credit, deposit, and payments services, and other similar services. These agencies have broad consumer protection mandates, and they promulgate, interpret, and enforce rules and regulations that affect our business.

Anti-Money Laundering

We are subject to anti-money laundering (AML) laws and regulations in the United States and other jurisdictions. We have implemented an AML program designed to prevent our payments network from being used to facilitate money laundering, terrorist financing, and other illicit activity. Our program is also designed to prevent our network from being used to facilitate business in countries, or with persons or entities, included on designated lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Controls and equivalent foreign authorities. Our AML compliance program includes policies, procedures, reporting protocols, and internal controls, including the designation of an AML compliance officer, and is designed to address these legal and regulatory requirements and to assist in managing risk associated with money laundering and terrorist financing.

Protection and Use of Information

We collect and use a wide variety of information to help ensure the integrity of our services and to provide features and functionality to our customers. This aspect of our business, including the collection, use, and protection of the information we acquire from our own services as well as from third-party sources, is subject to laws and regulations in the United States and elsewhere. Accordingly, we publish our privacy policies and terms of service, which describe our practices concerning the use, transmission, and disclosure of information. As our business continues to expand in the United States and worldwide, and as laws and regulations continue to be passed and their interpretations continue to evolve, additional laws and regulations may become relevant to us.

Communications Regulation

We send texts, emails, and other communications in a variety of contexts, such as when providing digital receipts. Communications laws, including those promulgated by the Federal Communications Commission, apply to certain aspects of this activity in the United States and elsewhere.

Additional Developments

Various regulatory agencies in the United States and elsewhere continue to examine a wide variety of issues that could impact our business, including products liability, import and export compliance, accessibility for the disabled, insurance, marketing, privacy, and labor and employment matters. As our business continues to develop and expand, additional rules and regulations may become relevant. For example, if our Square Capital program shifts from an MCA model to a loan model, state and federal rules concerning lending could become applicable. Similarly, if we choose to offer Square Payroll in more jurisdictions, additional regulations, including tax rules, will apply.

For further information, see the section titled “Risk Factors—Risk Related to Our Business and Our Industry.”

Our Employees

As of June 30, 2015, we had 1,171 full-time employees. We also engage temporary employees and consultants as needed to support our operations. None of our employees are either represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Our Facilities

Our corporate headquarters, which include product development, sales, marketing, and business operations, are located in San Francisco, California. It consists of 333,570 square feet of space under a lease that expires in 2023. We also lease 43,689 square feet in New York, New York for a product development, sales, and business operations office under a lease that expires in 2025. We have offices in several other locations and believe our facilities are sufficient for our current needs.

Legal Proceedings

We are currently a party to, and may in the future be involved in, various litigation matters (including intellectual property litigation), legal claims, and government investigations. Notably, we are currently involved in ongoing legal proceedings with Robert E. Morley and REM Holdings 3, LLC (REM). In two related proceedings, we are litigating disputes over certain patents and over Mr. Morley’s early involvement in the business enterprise that became Square.

On December 1, 2010, we, along with our co-founder Jim McKelvey, filed a complaint (2010 Complaint) in the United States District Court for the Eastern District of Missouri (District Court), which, as amended, concerns the inventorship, ownership, implied license, non-infringement, invalidity, and unenforceability of three patents: U.S. Patent Nos. 7,918,394 (‘394 Patent), 7,810,729 (‘729 Patent), and 7,896,248 (‘248 Patent). All three patents are in a single patent family directed to card reader technology. The patents, which the U.S. Patent and Trademark Office (PTO) granted in 2010 and 2011, name Mr. Morley as the sole inventor and REM as their assignee of rights. The 2010 Complaint sought to add Mr. McKelvey as a named inventor of those patents given his significant contributions to the claimed inventions. REM counterclaimed, alleging infringement by Square of the three patents, and we subsequently requested that the PTO reexamine those patents.

On January 17, 2012, the PTO issued a reexamination certificate invalidating the entirety of the ‘394 Patent. With the ‘394 Patent invalidated, two patents remained for consideration by the PTO: the ‘729 Patent and the ‘248 Patent. In April 2012, the PTO reexamination examiner closed prosecution on those two patents, rejecting all of the claims of the ‘729 Patent and 13 of the 20 claims of the ‘248 Patent as invalid in view of prior art. REM appealed the reexamination examiner’s rejections on these two remaining patents to the Patent Office Trial and Appeals Board (PTAB), and we appealed to have the PTAB reject the remaining seven claims of the ‘248 Patent and to recognize additional grounds for rejection of the previously rejected ‘248 Patent and ‘729 Patent claims. In March 2014, the PTAB issued a decision in our favor, affirming the rejection of all claims of the ‘729 Patent, affirming the rejection of the 13 claims of the ‘248 Patent, and ruling that the reexamination examiner should also reject the remaining seven claims of the ‘248 Patent (having so ruled, the PTAB did not need to consider additional grounds for rejecting the ‘248 and ‘729 Patent claims). Following the PTAB’s ruling, REM filed a response on the ‘248 Patent, substantially amending (i.e., adding new limitations to) five of the seven claims the PTAB had found to be unpatentable. On June 5, 2015, the PTO reexamination examiner, having considered the newly amended claims on remand, issued a preliminary determination that the new limitations allowed those five dependent claims to overcome the grounds for the PTAB’s rejection ruling. The PTO reexamination examiner noted, however, that at least four of the five new claims were still unpatentable as claiming structure not supported in the specification, indefinite, or impermissibly broad. Additionally, on September 8, 2015, REM filed a notice of appeal at the Court of Appeals for the Federal Circuit challenging the PTAB’s decision regarding the ‘729 Patent. Our arguments with respect to the remaining claims of the ‘248 Patent and the appeal by REM with respect to the ‘729 Patent are still pending, and we intend to pursue them vigorously. With the exception of these five more recently amended claims, which have not yet progressed beyond preliminary reexamination examiner review, all of the claims from all three patents asserted in the 2010 Complaint have either been canceled or otherwise found unpatentable by the PTAB.

On January 30, 2014, three weeks after the PTAB hearing that resulted in the rejection of all of Mr. Morley’s and REM’s remaining claims of the patents in the 2010 Complaint, Mr. Morley and REM filed a complaint against us and against Jack Dorsey and Mr. McKelvey, in the District Court, alleging that the formation of Square and the development of our card reader and decoding technologies constituted, among other things, breach of an alleged oral joint venture, fraud, negligent misrepresentation, civil conspiracy, unjust enrichment, and misappropriation of trade secrets, as well as other related claims (2014 Complaint). Mr. Morley contends as part of his alleged oral joint venture claim, among others, that he was an equal partner with Mr. Dorsey and Mr. McKelvey in the business enterprise that ultimately evolved into Square, and that Mr. Dorsey and Mr. McKelvey breached their alleged oral joint venture agreement with Mr. Morley by excluding him from ownership in Square. Mr. Morley claims that to the extent the defendants contend that no joint venture was formed, Mr. McKelvey and Mr. Dorsey committed fraud, negligent misrepresentation, and/or fraudulent nondisclosure. The 2014 Complaint also alleges infringement of another patent related to the ‘248, ‘394, and ‘729 Patents, U.S. Patent No. 8,584,946 (‘946 Patent). Mr. Morley is seeking a judgment and order that Square, Mr. Dorsey, and Mr. McKelvey hold ownership of Square in constructive trust for Mr. Morley, as well as a variety of additional damages, injunctive relief, royalties, and correction of inventorship of certain of our patents.

Even prior to the filing of the 2014 Complaint, on December 31, 2013, we had filed a petition at the PTAB requesting inter partes review (IPR) proceedings to invalidate the ‘946 Patent, and in July 2014, the PTO granted our petition to institute the IPR on all requested claims. We moved to consolidate the 2014 Complaint with the 2010 Complaint (the Complaints), and the District Court granted our motion on July 16, 2014. We moved to dismiss certain claims as time barred under California and Delaware law, and the District Court denied the motion on October 16, 2014, applying Missouri law. We moved to stay counts of the 2014 Complaint related to alleged infringement of the ‘946 Patent and inventorship of certain of our patents, pending the ongoing PTO proceedings, and on April 2, 2015, the District Court granted our motion to stay. The District Court has issued a scheduling order that sets forth the current expected schedule of important events in the proceedings, but no assurances can be given that the schedule will not change. We are vigorously defending against the Complaints. Given the early stage of the proceedings, we cannot reliably determine the potential liability that could result from this matter.

Additionally, we are involved in a class action lawsuit concerning independent contractors in connection with our Caviar business. On March 19, 2015, Jeffry Levin, on behalf of a putative nationwide class, filed a lawsuit in the Northern District of California against our wholly owned subsidiary, Caviar, Inc., which, as amended, alleges that Caviar misclassified Mr. Levin and other similarly situated couriers as independent contractors and, in doing so, violated various provisions of the California Labor Code and California Business and Professions Code by requiring them to pay various business expenses that should have been borne by Caviar. Mr. Levin is also seeking an award of penalties pursuant to the Labor Code Private Attorneys General Act of 2004, on behalf of the putative class. On June 30, 2015, we filed a Motion to Compel Individual Arbitration and Motion to Dismiss the amended complaint. Our motion was heard on August 4, 2015, and we are now awaiting a written decision on the motion from the court. Regardless of the outcome, we will continue to vigorously defend against Mr. Levin’s claims. Given the early stage of these proceedings, it is not yet possible to reliably determine any potential liability that could result from this matter.

In addition, from time to time, we are involved in various other litigation matters and disputes arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, we believe that none of our current legal proceedings will have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of August 31, 2015:

Name	Age	Position
Executive Officers:
Jack Dorsey	38	President, Chief Executive Officer, and Chairman
Sarah Friar	42	Chief Financial Officer
Dana Wagner	40	General Counsel and Corporate Secretary
Françoise Brougher	49	Business Lead
Alyssa Henry	45	Register Lead

Non-Employee Directors:
Roelof Botha	41	Director
Earvin “Magic” Johnson, Jr.	56	Director
Vinod Khosla	60	Director
Jim McKelvey	49	Director
Mary Meeker	55	Director
Ruth Simmons	70	Director
Lawrence Summers	60	Director
David Viniar	60	Director

(1)	Member of our audit and risk committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee

Executive Officers

Jack Dorsey.    Mr. Dorsey is our co-founder and has served as our President and Chief Executive Officer and as a member of our board of directors since July 2009. From May 2007 to October 2008, Mr. Dorsey served as President and Chief Executive Officer of Twitter, Inc. Mr. Dorsey currently serves as Chairman of Twitter and, effective July 1, 2015, was appointed as its Interim Chief Executive Officer. Mr. Dorsey also serves as a member of the board of directors of The Walt Disney Company.

Mr. Dorsey was selected to serve on our board of directors because of the perspective and experience he provides as one of our founders, as well as his extensive experience with technology companies.

Sarah Friar.    Ms. Friar has served as our Chief Financial Officer since July 2012. From April 2011 to July 2012, Ms. Friar served as Senior Vice President of Finance and Strategy of salesforce.com, inc. From July 2000 to April 2011, Ms. Friar served in various positions at The Goldman Sachs Group, Inc., including as a Managing Director in the Equity Research Division. Ms. Friar currently serves on the board of directors of New Relic, Inc. and previously served on the board of directors of Model N, Inc. Ms. Friar currently serves on the Management Board of the Stanford Graduate School of Business. Ms. Friar holds a MEng in Metallurgy, Economics and Management from the University of Oxford and an M.B.A. from the Stanford Graduate School of Business.

Dana Wagner.    Mr. Wagner has served as our General Counsel since July 2011 and as our Corporate Secretary since August 2011. From May 2007 to July 2011, Mr. Wagner served in various positions at Google, Inc., including as Director, and oversaw the antitrust and competition legal practice. From 2004 to 2007, Mr. Wagner served as an Assistant U.S. Attorney for the Northern District of California. Prior to that, Mr. Wagner served as a Trial Attorney for the U.S. Department of Justice’s Antitrust Division, and as an Adjunct Professor at the U.C. Hastings College of the Law. Mr. Wagner currently serves on the board of directors of The Museum of Art and Digital Entertainment. Mr. Wagner holds a B.A. in Comparative Literature and Economics from the University of California, Berkeley, and a J.D. from Yale Law School.

Françoise Brougher.    Ms. Brougher has served as our Business Lead since April 2013. From March 2005 to April 2013, Ms. Brougher served in various positions at Google, Inc., most recently as Vice President of SMB Global Sales and Operations. From October 2000 to December 2004, Ms. Brougher served in various positions at Charles Schwab & Co., including as Vice President of Business Strategy. Ms. Brougher currently serves on the board of directors of Sodexo S.A. Ms. Brougher holds a Masters in Engineering from Institut Catholique d’Arts et Metiers and an M.B.A. from Harvard Business School.

Alyssa Henry.    Ms. Henry has served as our Register Lead since October 2014. From May 2014 to October 2014, Ms. Henry served as our Engineering Lead, Infrastructure. From April 2006 to April 2014, Ms. Henry served in various positions at Amazon.com, Inc., including as Vice President, Amazon Web Services Storage Services and as General Manager of Amazon S3. Ms. Henry holds a B.S. in Mathematics Applied Science from the University of California, Los Angeles.

Non-Employee Directors

Roelof Botha.    Mr. Botha has served as a member of our board of directors since January 2011. Since January 2003, Mr. Botha has served in various positions at Sequoia Capital, a venture capital firm, including as a Managing Member of Sequoia Capital Operations, LLC. From 2000 to 2003, Mr. Botha served in various positions at PayPal, Inc., including as Chief Financial Officer. Mr. Botha currently serves on the boards of directors of Xoom Corporation and a number of privately-held companies. Mr. Botha holds a B.S. in Actuarial Science, Economics and Statistics from the University of Cape Town and an M.B.A. from the Stanford Graduate School of Business.

Mr. Botha was selected to serve on our board of directors because of his financial and managerial experience.

Earvin “Magic” Johnson, Jr.    Mr. Johnson has served on our board of directors since July 2015. Since June 1979, Mr. Johnson has served as the Chief Executive Officer of Magic Johnson Enterprises, Inc., or its predecessor, a company that develops and provides a range of products and services largely focused on urban communities. Since July 1994, Mr. Johnson has served as a Vice President of the Los Angeles Lakers. Mr. Johnson has also been a co-owner of the Los Angeles Dodgers since March 2012, the Los Angeles Sparks since February 2014, and the Los Angeles Football Club since October 2014. Prior to his career in business, Mr. Johnson played professional basketball for the Los Angeles Lakers from 1979 through 1991, during which time the Lakers won five world championships and he received the NBA Most Valuable Player award three times, ultimately being elected to the Naismith Memorial Basketball Hall of Fame in June 2002. Mr. Johnson currently serves as the Chairman of the board of directors of the Magic Johnson Foundation, a philanthropic foundation, as well as on the boards of directors of a number of privately-held companies.

Mr. Johnson was selected to serve on our board of directors because of his diverse background in professional sports, business, and community development and his experience working with underserved urban communities.

Vinod Khosla.    Mr. Khosla has served as a member of our board of directors since June 2011. Since April 2004, Mr. Khosla has served as a General Partner of Khosla Ventures, a venture capital firm. Prior to that, Mr. Khosla served as a General Partner of Kleiner Perkins Caulfield and Byers, a venture capital firm, and as Chief Executive Officer of Sun Microsystems, Inc. Mr. Khosla currently serves on the boards of directors of a number of privately-held companies. Mr. Khosla holds a B.S. in Electrical Engineering from the Indian Institute of Technology in New Delhi, an M.S. in Biomedical Engineering from Carnegie Mellon University and an M.B.A. from the Stanford Graduate School of Business.

Mr. Khosla was selected to serve on our board of directors because of his extensive experience as an investor in technology companies.

Jim McKelvey.    Mr. McKelvey is our co-founder and has served as a member of our board of directors since July 2009. Since July 2013, Mr. McKelvey has served as a Managing Director of SixThirty FinTech Accelerator, LLC, a financial technology accelerator. Since March 2012, Mr. McKelvey has served as a General Partner of Cultivation Capital, a venture capital firm. Since January 1990, Mr. McKelvey has served in various positions at Mira Smart Conferencing, a digital conferencing company. Mr. McKelvey currently serves on the boards of directors of a number of privately-held companies. Mr. McKelvey holds a B.S. in Computer Science and a B.A. in Economics from Washington University in St. Louis.

Mr. McKelvey was selected to serve on our board of directors because of the perspective and experience he brings as one of our founders.

Mary Meeker.    Ms. Meeker has served as a member of our board of directors since June 2011. Since December 2010, Ms. Meeker has served as a General Partner of Kleiner Perkins Caulfield and Byers. From 1991 to 2010, Ms. Meeker worked at Morgan Stanley, where she worked as a Managing Director and Research Analyst. Ms. Meeker currently serves on the boards of directors of LendingClub Corporation and a number of privately-held companies. Ms. Meeker holds a B.A. in Psychology from DePauw University and an M.B.A. from Cornell University.

Ms. Meeker was selected to serve on our board of directors because of her extensive experience advising and analyzing technology companies.

Dr. Ruth Simmons.    Dr. Simmons has served on our board of directors since August 2015. Dr. Simmons is President Emerita of Brown University, having served as President from July 2001 to June 2012. Prior to that, Dr. Simmons served as President of Smith College from 1995 to 2001, and Vice Provost of Princeton University from 1991 to 1995. Dr. Simmons currently serves on the boards of directors of Mondelez International, Inc., Fiat Chrysler Automobiles N.V., and Texas Instruments Inc. Dr. Simmons holds a B.A. in French from Dillard University and a Ph.D. in Romance Languages and Literatures from Harvard University.

Dr. Simmons was selected to serve on our board of directors because of her expertise on educational and public policy issues and her service on the boards of directors of a number of public companies.

Lawrence Summers.    Dr. Summers has served as a member of our board of directors since June 2011. Since January 2011, Dr. Summers has served as the Charles W. Eliot University Professor & President Emeritus of Harvard University and the Weil Director of the Mossavar-Rahmani Center for Business & Government at the Harvard Kennedy School. From January 2009 to December 2010, Dr. Summers served as Director of the National Economic Council for President Obama. Dr. Summers previously served as President of Harvard University, and has also served in various other senior policy positions, including as Secretary of the Treasury and Vice President of Development Economics and Chief Economist of the World Bank. Dr. Summers currently serves as on the board of directors of LendingClub Corporation. Dr. Summers holds a B.S. in Economics from Massachusetts Institute of Technology and a Ph.D. in Economics from Harvard University.

Dr. Summers was selected to serve on our board of directors because of his extensive policy experience.

David Viniar.    Mr. Viniar has served as a member of our board of directors since October 2013. From August 1980 until his retirement in January 2013, Mr. Viniar served in various positions at The Goldman Sachs Group, including as Chief Financial Officer, Executive Vice President and Head of the Operations, Technology, Finance and Services Division. Mr. Viniar currently serves on the board of directors of The Goldman Sachs Group. Mr. Viniar holds a B.A. in Economics from Union College and an M.B.A. from Harvard Business School.

Mr. Viniar was selected to serve on our board of directors because of his financial and business expertise.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors intends to adopt a code of business conduct and ethics that will apply to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Election and Classification of Board of Directors

Our business and affairs are managed under the direction of our board of directors. Pursuant to our current certificate of incorporation and our amended and restated voting agreement, our directors were elected as follows:

•	Messrs. Dorsey, McKelvey, and Khosla and Dr. Summers were elected as the designees nominated by holders of our common stock;

•	Mr. Botha was elected as the designee nominated by holders of our Series B convertible preferred stock;

•	Ms. Meeker was elected as the designee nominated by holders of our Series C convertible preferred stock; and

•	Mr. Viniar was elected as a designee nominated by holders of a majority of each of our common stock and our convertible preferred stock.

In connection with this offering, the provisions of our amended and restated voting agreement relating to the election of our directors will terminate and our current certificate of incorporation by which our directors were elected, along with our bylaws, will be amended and restated. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2018.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualifies, in accordance with our certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that             do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the                     . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships, Related Party and Other Transactions.”

Lead Independent Director

Our board of directors intends to adopt corporate governance guidelines that will provide that one of our independent directors should serve as our Lead Independent Director at any time when our Chief Executive Officer serves as the Chairman of our board of directors or if the Chairman is not otherwise independent. Because Jack Dorsey is our Chairman and is not an “independent” director as defined in the listing standards of the                     , our board of directors has appointed             to serve as our Lead Independent Director. As Lead Independent Director,              will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit and risk committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit and Risk Committee

Our audit and risk committee is comprised of             ,             and             , each of whom satisfies the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and listing standards of the                 .             serves as the chair of our audit and risk committee, qualifies as an “audit committee financial expert” as defined in the rules of the SEC, and satisfies the financial sophistication requirements under the listing standards of the                     . Following the completion of this offering, our audit and risk committee will, among other things, be responsible for the following:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	reviewing financial statements and discussing the scope and results of the independent audit and quarterly reviews with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	preparing the audit and risk committee report that the SEC requires to be included in our annual proxy statement;

•	reviewing the adequacy and effectiveness of our disclosure controls and procedures, and developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•	approving or, as required, pre-approving, all audit and all permissible non-audit services and fees, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit and risk committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the                 .

Compensation Committee

Our compensation committee is comprised of             ,             and             , each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the                 .             serves as the chair of our compensation committee. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code. Following the completion of this offering, our compensation committee will, among other things, be responsible for the following:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding the compensation of our executive officers;

•	overseeing our overall compensation philosophy and compensation policies, plans and benefit programs for service providers, including our executive officers;

•	administering our equity compensation plans; and

•	reviewing, approving, and making recommendations to our board of directors regarding incentive compensation and equity compensation plans.

Our compensation committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the                 .

Nominating and Corporate Governance Committee

Our nominating and governance committee is comprised of             and             , each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the                 .             serves as the chair of our nominating and corporate governance committee. Following the completion of this offering, our nominating and corporate governance committee will, among other things, be responsible for the following:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	reviewing the succession planning for our Chief Executive Officer, as well as each of our other executive officers; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter that satisfies the applicable listing standards of the                 .

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Director Compensation

Our non-employee directors did not receive cash or equity compensation for their service on our board of directors and committees of our board of directors. As of December 31, 2014, none of our non-employee directors held any outstanding equity awards to purchase shares of our common stock, other than Messrs. McKelvey and Viniar and Dr. Summers as described below.

In 2014, Mr. McKelvey received $39,583 for consulting services provided by him under the terms of a consulting agreement with us.

On June 9, 2011, Dr. Summers was granted an option to purchase 1,288,000 shares of our common stock, which he early exercised for restricted shares of our common stock that were subject to the same vesting schedule as the option. One forty-eighth of the shares vested on July 9, 2011, and one forty-eighth of the shares vest monthly thereafter, subject to Dr. Summers’ continued service with us. As of December 31, 2014, Dr. Summers held 161,000 restricted shares of our common stock.

On October 30, 2013, Mr. Viniar was granted an option to purchase 326,950 shares of our common stock. This option is early exercisable. One-fourth of the shares subject to the option vested on October 30, 2014, and one forty-eighth of the shares vest monthly thereafter, subject to Mr. Viniar’s continued service with us. An additional 12 months of shares subject to the option will vest in the event of a change of control of our company if Mr. Viniar remains in service with us at the time of such change of control. As of December 31, 2014, Mr. Viniar held an option to purchase 326,950 shares of our common stock.

Directors who are also our employees receive no additional compensation for their service as directors. During 2014, Mr. Dorsey was our only employee director. See the section titled “Executive Compensation” for additional information about Mr. Dorsey’s compensation.

Although compensation has been paid to our non-employee directors prior to the completion of this offering, we do not currently have a policy or plan to grant equity awards or pay cash retainers to our non-employee directors at a particular time, of a particular value or of a particular amount. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors would be eligible to receive equity awards and cash retainers as compensation for service on our board of directors and committees of our board of directors beginning as of the effective date of the registration statement of which this prospectus forms a part.

EXECUTIVE COMPENSATION

Our named executive officers for 2014, which consist of our Chief Executive Officer and our two most highly compensated executive officers other than our Chief Executive Officer, are:

•	Jack Dorsey, our President and Chief Executive Officer;

•	Sarah Friar, our Chief Financial Officer; and

•	Alyssa Henry, our Register Lead.

Summary Compensation Table

The following table sets forth information regarding the total compensation earned by or paid to our named executive officers for the year ended December 31, 2014:

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Jack Dorsey President and Chief Executive Officer	2014	3,750		—		—	—		3,750
Sarah Friar Chief Financial Officer	2014	230,000		—		1,253,408	42,253	(2)	1,525,661
Alyssa Henry Register Lead	2014	147,289	(3)	50,000	(4)	6,526,394	131,525	(5)	6,855,208

(1)	The amounts disclosed represent the aggregate grant date fair value of the award as calculated in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	The amount disclosed reflects the aggregate incremental costs of perquisites and other personal benefits, including, among other things, transportation costs of $40,445 in connection with Ms. Friar commuting to our principal executive offices in San Francisco, California, and expense reimbursements for meals and parking costs.
(3)	The amount disclosed represents Ms. Henry’s prorated base salary for the period during which she was employed with us in 2014.
(4)	The amount disclosed represents a discretionary one-time bonus paid in connection with Ms. Henry’s joining us in May 2014.
(5)	The amount disclosed reflects the aggregate incremental costs of perquisites and other personal benefits, including, among other things, relocation assistance costs of $130,654 related to Ms. Henry’s joining us and relocation to San Francisco, California in May 2014, and expense reimbursements for meals and gym membership.

Executive Officer Employment Letters

Jack Dorsey

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Jack Dorsey, our President and Chief Executive Officer. The confirmatory employment letter will have no specific term and will provide for at-will employment. Mr. Dorsey’s current annual base salary is $             .

Sarah Friar

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Sarah Friar, our Chief Financial Officer. The confirmatory employment letter will have no specific term and will provide for at-will employment. Ms. Friar’s current annual base salary is $             .

Ms. Friar received a stock option grant to purchase up to 1,400,000 shares of our common stock in February 2015 at an exercise price of $10.06 per share. The option vests as to one-fifth of the shares subject to the option on March 1, 2016, and the remaining shares subject to the option will vest in equal monthly installments each month thereafter for four years.

Alyssa Henry

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Alyssa Henry, our Register Lead. The confirmatory employment letter will have no specific term and will provide for at-will employment. Alyssa Henry’s current annual base salary is $             .

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan in 2014.

Outstanding Equity Awards at 2014 Year-End

The following table sets forth information regarding outstanding stock options and stock awards held by our named executive officers as of December 31, 2014:

	Option Awards							Stock Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Jack Dorsey	—		—		—	—	—	—	—
Sarah Friar	7/25/2012	(3)	590,140	(4)	—	2.73	7/25/2022	—	—
	5/31/2013	(3)	72,500	(5)	—	2.90	5/31/2023	—	—
	8/27/2013	(3)	878,340	(6)	—	3.33	8/27/2023	—	—
	2/27/2014	(7)	368,890	(8)	—	7.25	2/27/2024	—	—
Alyssa Henry	5/14/2014	(3)	2,000,000	(8)	—	7.25	5/14/2024	—	—

(1)	Each of the outstanding options to purchase shares of our Class B common stock was granted pursuant to our 2009 Plan and is subject to an additional 12 months of vesting in the event of a change of control.
(2)	This column represents the fair market value of a share of our Class B common stock on the date of grant, as determined by our board of directors or its authorized committee.
(3)	One-fourth of the shares subject to the option vest on the first anniversary of the vesting commencement date and one forty-eighth of the shares vest monthly thereafter, subject to continued service with us.
(4)	The option is subject to an early exercise provision and is immediately exercisable for restricted shares. Restricted shares acquired upon the early exercise of options are subject to repurchase by us at the original exercise price, which right lapses pursuant to the option’s vesting schedule. Of the shares underlying this option, 122,940 of the shares were vested as of December 31, 2014.
(5)	The option is subject to an early exercise provision and is immediately exercisable for restricted shares. Restricted shares acquired upon the early exercise of options are subject to repurchase by us at the original exercise price, which right lapses pursuant to the option’s vesting schedule. Of the shares underlying this option, 28,690 of the shares were vested as of December 31, 2014.
(6)	The option is subject to an early exercise provision and is immediately exercisable for restricted shares. Restricted shares acquired upon the early exercise of options are subject to repurchase by us at the original exercise price, which right lapses pursuant to the option’s vesting schedule. Of the shares underlying this option, 292,780 of the shares were vested as of December 31, 2014.
(7)	One-fifth of the shares subject to the option vest on the first anniversary of the vesting commencement date and one-sixtieth of the shares vest monthly thereafter, subject to continued service with us.
(8)	The option is subject to an early exercise provision and is immediately exercisable for restricted shares. Restricted shares acquired upon the early exercise of options are subject to repurchase by us at the original exercise price, which right lapses pursuant to the option’s vesting schedule. All of the shares underlying this option were unvested as of December 31, 2014.

Potential Payments upon Termination or Change of Control

Prior to the completion of this offering, we anticipate adopting arrangements for our executive officers, including our named executive officers, that provide for payments and benefits on termination or change of control.

Employee Benefit and Stock Plans

2015 Equity Incentive Plan

Prior to the completion of this offering, our board of directors will adopt, and our stockholders will approve, our 2015 Plan. We expect that our 2015 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2015 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units (RSUs), stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.    A total of             shares of our Class A common stock will be reserved for issuance pursuant to our 2015 Plan. In addition, the shares reserved for issuance under our 2015 Plan also will include shares returned to our 2009 Plan as the result of expiration or termination of awards and shares previously issued pursuant to our 2009 Plan that are forfeited or repurchased by us (provided that the maximum number of shares that may be added to our 2015 Plan pursuant to this provision is              shares). The number of shares available for issuance under our 2015 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2016, equal to the least of:

•	shares;

•	of the outstanding shares of our Class A common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2015 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2015 Plan and all remaining shares will remain available for future grant or sale under the 2015 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2015 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2015 Plan.

Plan Administration.    The compensation committee of our board of directors is expected to administer our 2015 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under our 2015 Plan as exempt under Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. The administrator will have the power to administer our 2015 Plan, including but not limited to, the power to interpret the terms of our 2015 Plan and awards granted under it, to create, amend and revoke rules relating to our 2015 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator will also have the authority to amend existing awards to reduce or increase their exercise prices, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options.    Stock options may be granted under our 2015 Plan. The exercise price of options granted under our 2015 Plan must be at least equal to the fair market value of our Class A common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date subject to the provisions of our 2015 Plan. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law and the other terms of the option, subject to the provisions of our 2015 Plan. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option generally will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2015 Plan, the administrator will determine the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash, shares of our Class A common stock or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right must be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.    Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2015 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); and may, in its sole discretion, accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

RSUs.    RSUs may be granted under our 2015 Plan. An RSU is an award that covers a number of shares of our Class A common stock and that may be settled upon vesting by the issuance of the underlying shares or in cash or a combination of shares and cash. Subject to the provisions of our 2015 Plan, the administrator will determine the terms and conditions of RSUs, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, shares or some combination thereof.

Outside Directors.    Our 2015 Plan will provide that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2015 Plan. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our outside directors will be eligible to receive equity awards under our 2015 Plan. In order to provide a maximum limit on the awards that can be made to our outside directors, our 2015 Plan will provide that in any given year, an outside director (i) will not be granted cash-settled awards having a grant-date fair value greater than $        , but that in the fiscal year that an outside director first joins our board of directors, he or she may be granted a cash-settled award with a grant date fair value of up to $             ; and (ii) will not be granted stock-settled awards having a grant date fair value greater than $        , but that in the fiscal year that an outside director first joins our board of directors, he or she may be granted stock-settled awards having a grant date fair value of up to $        . The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2015 Plan in the future.

Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2015 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2015 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2015 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2015 Plan.

Dissolution or Liquidation.    In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our 2015 Plan will provide that in the event of a merger or change in control, as defined under our 2015 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her stock options, RSUs and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment; Termination.    The administrator will have the authority to amend, suspend or terminate our 2015 Plan provided such action does not impair the existing rights of any participant. Our 2015 Plan will automatically terminate in 2025, unless we terminate it sooner.

2015 Employee Stock Purchase Plan

Prior to the completion of this offering, our board of directors will adopt, and our stockholders will approve, our 2015 Employee Stock Purchase Plan (ESPP). We expect that our ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares.    A total of            shares of our Class A common stock will be available for sale under our ESPP. The number of shares of our Class A common stock available for sale under our ESPP will also include an annual increase on the first day of each fiscal year beginning on January 1, 2016, equal to the least of:

•	shares;

•	of the outstanding shares of our Class A common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Plan Administration.    The compensation committee of our board of directors is expected to administer our ESPP and will have full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below.

Eligibility.    Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase shares of our common stock under our ESPP if such employee:

immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

hold rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year.

Offering Periods.    Our ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to participants of designated companies, as described in our ESPP. Our ESPP will provide for     -month offering periods. The offering periods will

be scheduled to start on the first trading day on or after            and            of each year, except for the first offering period, which will commence on the effectiveness of this Registration Statement and will end on the first trading day on or after            . Each offering period will include purchase periods, which will be the approximately     -month period commencing with one exercise date and ending with the next exercise date.

Contributions.    Our ESPP will permit participants to purchase shares of our Class A common stock through payroll deductions of up to     % of their eligible compensation. A participant will be able to purchase a maximum of            shares of our Class A common stock during a purchase period.

Exercise of Purchase Right.    Amounts deducted and accumulated by the participant will be used to purchase shares of our Class A common stock at the end of each six-month purchase period. The purchase price of the shares will be     % of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Participants will be able to end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation will end automatically upon termination of employment with us.

Non-Transferability.    A participant will not be able to transfer rights granted under our ESPP. If our compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution or as otherwise provided under our ESPP.

Merger or Change in Control.    Our ESPP will provide that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination.    The administrator will have the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP automatically will terminate in 2035, unless we terminate it sooner.

2009 Stock Plan

Our board of directors and our stockholders adopted our 2009 Plan in July 2009. Our 2009 Plan was most recently amended in May 2015. Our 2009 Plan will be terminated prior to the completion of this offering, and accordingly, no new awards will be granted under the 2009 Plan following the completion of this offering. All outstanding awards under the 2009 Plan will continue to be governed by their existing terms. As of June 30, 2015 options to purchase 103,627,701 shares of our common stock remained outstanding under our 2009 Plan at a weighted-average exercise price of approximately $6.51 per share. The compensation committee of our board of directors will administer our 2009 Plan. Except as described in this paragraph, options granted under our 2009 Plan are subject to terms generally similar to those described above with respect to options that may be granted under our 2015 Plan, provided that upon a termination of service, an option granted under our 2009 Plan generally will remain exercisable for three months following a termination either by us other than for “cause” (as defined in the 2009 Plan) or by the participant for any reason, generally for six months following a termination due to disability and generally nine months following a termination due to death and generally will terminate immediately upon a termination by us for cause. Our 2009 Plan provides that in the event of a “corporate transaction,” as defined under the 2009 Plan, each outstanding option will either be (i) assumed or substituted for an equivalent option or right by a successor corporation or its parent or subsidiary or (ii) terminated in exchange for cash, securities, and/or property equal to the excess of the fair market value of the shares subject to the portion of the option that is vested and exercisable immediately prior to the consummation of the corporate transaction over the per share exercise price thereof. In the event the successor corporation does not agree to assume, substitute or exchange an option under our 2009 Plan, then such option will terminate upon the consummation of the corporate transaction. Our 2009 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise the award during his or her lifetime. Our board of directors may amend our 2009 Plan at any time, provided that such amendment does not materially or adversely affect the rights of any participant under any outstanding option without the participant’s consent.

Executive Incentive Compensation Plan

Our board of directors is expected to adopt an Executive Incentive Compensation Plan, which we refer to as our Bonus Plan. Our Bonus Plan will allow our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee. Pursuant to the Bonus Plan, our compensation committee, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

Under the Bonus Plan, our compensation committee, in its sole discretion, will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, installs, internal rate of return, inventory turns, inventory levels, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. As determined by our compensation committee, performance goals that include our financial results may be determined in accordance with GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items and/or payments when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant, and may be on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) in a single lump sum as soon as practicable after the end of the performance period during which they are earned and after they are approved by our compensation committee, but in no event later than the 15th day of the third month of the fiscal year following the date the award has been earned. Unless otherwise determined by our compensation committee, to earn an actual award, a participant must be employed by us (or an affiliate of ours) through the date the bonus is paid. Accordingly, an award is not considered earned until paid.

Our board of directors, in its sole discretion, may alter, suspend or terminate the Bonus Plan, provided such action does not, without the consent of the participant, alter or impair the rights or obligations under any award theretofore earned by such participant.

401(k) Plan

We maintain a tax-qualified retirement plan, or the 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following the date they meet the 401(k) plan’s eligibility requirements, and participants are able to defer up to 90% of their eligible compensation subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants, although we have not made any such contributions to date.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS

Other than compensation arrangements, including employment, termination of employment, and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2012 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series D Convertible Preferred Stock Financing

From July 2012 through September 2012, we sold an aggregate of 20,164,210 shares of our Series D convertible preferred stock at a purchase price of approximately $11.014 per share, for an aggregate purchase price of $222.1 million. The following table summarizes purchases of our Series D convertible preferred stock by related persons:

Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Rizvi Traverse(1)
JPMC Strategic Investments I Corporation(2)	1,015,980	$11,190,003.72

(1)	Affiliates of Rizvi Traverse holding our securities whose shares are aggregated for purposes of reporting share ownership information are and .
(2)	JPMC Strategic Investments I Corporation’s ultimate parent is J.P. Morgan Chase & Co., the ultimate parent of one of the underwriters of this offering.

Series E Convertible Preferred Stock Financing

From September 2014 through October 2014, we sold an aggregate of 9,700,289 shares of our Series E convertible preferred stock at a purchase price of approximately $15.46345 per share, for an aggregate purchase price of $150.0 million. The following table summarizes purchases of our Series E convertible preferred stock by related persons:

Stockholder	Shares of Series E Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Rizvi Traverse(1)
JPMC Strategic Investments I Corporation(2)	646,686	$9,999,996.63

(1)	Affiliates of Rizvi Traverse holding our securities whose shares are aggregated for purposes of reporting share ownership information are and .
(2)	JPMC Strategic Investments I Corporation’s ultimate parent is J.P. Morgan Chase & Co., the ultimate parent of one of the underwriters of this offering.

2014 Third-Party Tender Offer

In January 2014, we entered into a letter agreement with certain holders of our capital stock, including entities affiliated with Rizvi Traverse, pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such holders proposed to commence. In January 2014, these holders commenced a tender offer to purchase shares of our capital stock from certain of our securityholders, including James McKelvey, Lawrence Summers, and Dana Wagner. An aggregate of 6,124,470 shares of our capital stock were tendered pursuant to the tender offer at a price of approximately $13.53 per share.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement with certain holders of our capital stock, including Jack Dorsey, Jim McKelvey, Khosla Ventures III, LP, entities affiliated with JPMC Strategic Investments, entities affiliated with Sequoia Capital, entities affiliated with Rizvi Traverse, and an entity affiliated with Mary Meeker. Under our amended and restated investors’ rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal and Co-Sale Agreement

Pursuant to our equity compensation plans and certain agreements with certain holders of our capital stock, including Jack Dorsey, Jim McKelvey, Khosla Ventures III, LP, entities affiliated with JPMC Strategic Investments, entities affiliated with Sequoia Capital, entities affiliated with Rizvi Traverse, and an entity affiliated with Mary Meeker, including an amended and restated right of first refusal and co-sale agreement, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Since January 1, 2012, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, resulting in the purchase of such shares by certain of our stockholders. See the section titled “Principal and Selling Stockholders” for additional information regarding beneficial ownership of our capital stock.

Voting Agreement

We are party to an amended and restated voting agreement under which certain holders of our capital stock, including Jack Dorsey, Jim McKelvey, Khosla Ventures III, LP, entities affiliated with JPMC Strategic Investments, entities affiliated with Sequoia Capital, entities affiliated with Rizvi Traverse, and an entity affiliated with Mary Meeker, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. This agreement will terminate upon the completion of this offering, and thereafter none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Holder Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including entities affiliated with Rizvi Traverse, have agreed to vote their shares of our capital stock as directed by, and have granted an irrevocable proxy to, an officer appointed for the purpose of acting as a proxyholder by our board of directors at such officer’s discretion on matters to be voted upon by stockholders, subject to certain limited exceptions. This voting agreement will terminate upon the completion of this offering.

Contribution Agreements

In each of January 2014 and January 2015, we entered into a contribution agreement with a trust affiliated with Jack Dorsey, our President, Chief Executive Officer, and Chairman, pursuant to which such trust agreed to contribute an aggregate of 15,068,238 shares of the Company’s capital stock to us for no consideration.

Transactions with West Studios, LLC

Jack Dorsey, our President, Chief Executive Officer, and Chairman, has a direct ownership interest in West Studios, LLC. In 2012, we incurred $1.2 million of expense for consulting services rendered to us by West Studios, LLC. In connection with the services rendered, we granted West Studios, LLC an option to purchase 375,000 shares of our common stock that was exercised in full in 2014.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended and restated bylaws, and indemnification agreements with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against losses arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Our audit and risk committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of our audit and risk committee will provide that our audit and risk committee shall review and approve in advance any related party transaction.

Prior to the completion of this offering, we intend to adopt a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit and risk committee. In approving or rejecting any such transaction, our audit and risk committee is to consider the relevant facts and circumstances available and deemed relevant to our audit and risk committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of August 31, 2015, and as adjusted to reflect the sale of our Class A common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; and

•	the selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on no shares of our Class A common stock and 291,591,112 shares of our Class B common stock outstanding as of August 31, 2015, which includes 135,252,809 shares of our Class B common stock resulting from the automatic conversion and reclassification of all outstanding shares of our convertible preferred stock into our Class B common stock immediately prior to the completion of this offering, as if such conversion and reclassification had occurred as of August 31, 2015. We have based our calculation of the percentage of beneficial ownership after this offering on             shares of our Class A common stock and              Class B common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of August 31, 2015, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Square, Inc., 1455 Market Street, Suite 600, San Francisco, CA 94103.

	Shares Beneficially Owned Before the Offering+		Number of Shares Being Offered	Shares Beneficially Owned After the Offering				% of Total Voting Power After Our Initial Public Offering
	Class B			Class A		Class B
Name of Beneficial Owner	Shares	%		Shares	%	Shares	%
5% Stockholders:
Khosla Ventures III, LP(1)	50,522,780	17.3%
Entities affiliated with JPMC Strategic Investments(2)	16,018,376	5.5%
Entities affiliated with Sequoia Capital(3)	15,728,310	5.4%
Entities affiliated with Rizvi Traverse
Named Executive Officers and Directors:
Jack Dorsey(4)	71,124,082	24.4%
Sarah Friar(5)	3,900,000	1.3%
Alyssa Henry(6)	2,000,000	*
Roelof Botha(7)	15,728,310	5.4%
Earvin Johnson(8)	38,000	*
Vinod Khosla(9)	50,522,780	17.3%
James McKelvey(10)	27,345,120	9.4%
Mary Meeker(11)	8,623,410	3.0%
Ruth Simmons(12)	38,000	*
Lawrence H. Summers(13)	1,092,110	*
David Viniar(14)	326,950	*
All executive officers and directors as a group (13 persons)(15)	185,361,632	61.6%

+	Options to purchase shares of our capital stock included in this table are early exercisable. To the extent such shares have not yet vested as of a given date, such shares will remain subject to repurchase by us at the original purchase price.
*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)	Consists of 50,522,780 shares held of record by Khosla Ventures III, LP (KV III). The general partner of KV III is Khosla Ventures Associates III, LLC (KVA III). VK Services, LLC is the sole manager of KVA III. Vinod Khosla is the managing member of VK Services, LLC and holds voting and dispositive power over the shares held by KV III. The address of each of these entities is 2128 Sand Hill Road, Menlo Park, CA 94025.
(2)	Consists of (i) 15,555,996 shares held of record by JPMC Strategic Investments I Corporation and (ii) 462,380 shares of record held by JPMC Strategic Investments II Corporation (collectively, JPMC Strategic Investments). J.P. Morgan Chase & Co. is the ultimate parent of JPMC Strategic Investments and is the ultimate parent of one of the underwriters of this offering. The address of each of these entities is 270 Park Avenue, New York, NY 10017. See the section titled “Underwriting” for information related to the underwriting of this offering.
(3)	Consists of (i) 13,899,110 shares held of record by Sequoia Capital U.S. Venture 2010 Fund, LP (SC USV 2010), (ii) 308,270 shares held of record by Sequoia Capital U.S. Venture 2010 Partners Fund, LP (SC USV 2010 PF), and (iii) 1,520,930 shares held of record by Sequoia Capital U.S. Venture 2010 Partners Fund (Q), LP (SC USV 2010 PFQ) (collectively, the SC 2010 Funds). SC US (TTGP), Ltd. is the general partner of SC U.S. Venture 2010 Management, L.P., which is the general partner of each of SC USV 2010, SC USV 2010 PF, and SC USV 2010 PFQ (collectively, the SC 2010 Funds). The directors and stockholders of SC US (TTGP), Ltd. that exercise voting and investment discretion with respect to SC 2010 Funds’ investments are Roelof F. Botha, James J. Goetz, Michael L. Goguen, Douglas M. Leone, and Michael J. Moritz. As a result, and by virtue of the relationships described in this footnote, each such person shares voting and dispositive power over the shares held by the SC 2010 Funds. The address of each of these entities is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
(4)	Consists of (i) 62,994,546 shares held of record by the Jack Dorsey Revocable Trust u/a/d 12/8/10, for which Mr. Dorsey serves as trustee, (ii) 7,960,786 shares held of record by the Jack Dorsey 2010 Annuity Trust II U/A/D 6/23/10, for which Mr. Dorsey serves as a trustee, and (iii) 168,750 shares held of record by West Studios, LLC. Mr. Dorsey is a managing member of West Studios, LLC and shares voting and dispositive power over the shares held by West Studios, LLC. The address of West Studios, LLC is 682 Schofield Rd., San Francisco, CA 94129.
(5)	Consists of (i) 1,053,709 shares held of record by The Sarah Friar 2015 GRAT, dated August 6, 2015, for which Ms. Friar serves as a trustee, (ii) 295,060 shares held of record by the David Riley and Sarah Friar Revocable Trust Dated August 11, 2006, for which David Riley and Sarah Friar serve as co-trustees, and (iii) 2,551,231 shares subject to options exercisable within 60 days of August 31, 2015, of which 252,733 shares are vested as of such date.

(6)	Consists of 2,000,000 shares subject to options exercisable within 60 days of August 31, 2015, of which 708,333 shares are vested as of such date.
(7)	Consists of the shares listed in footnote (2) above. Mr. Botha is a director and stockholder of SC US (TTGP) Ltd., who shares voting and dispositive power over the shares held by the SC 2010 Funds.
(8)	Consists of 38,000 shares held of record by The June Bug Lifetime Trust, dtd 3/17/1992, for which Mr. Johnson serves as a trustee, all of which are subject to repurchase by us at the original issue price.
(9)	Consists of the shares listed in footnote (1) above. Mr. Khosla is the managing member of VK Services, LLC and holds voting and dispositive power over the shares held by KV III.
(10)	Consists of (i) 5,469,024 shares held of record by Mr. McKelvey and (ii) 21,876,096 shares held of record by the James McKelvey, Jr. Revocable Trust dated July 2, 2014, for which Mr. McKelvey serves as a trustee.
(11)	Consists of 8,623,410 shares held in the name of KPCB Holdings, Inc., as nominee, for the account of KPCB Digital Growth Fund, LLC and KPCB DGF Founders Fund, LLC (together, the DGF Funds) and KPCB sFund, LLC (sFund). John Doerr, Ted Schlein, Brook Byers, Bing Gordon, and Mary Meeker are managing members of KPCB DGF Associates, LLC, the managing member of the DGF Funds, and share voting and dispositive power over the shares held for the account of the DGF Funds. John Doerr, Ted Schlein, Brook Byers, and Bing Gordon are managing members of KPCB sFund Associates, LLC, the managing member of sFund and, therefore, share voting and dispositive power over the shares held by sFund. The address of each of these entities is 2750 Sand Hill Road, Menlo Park, CA 94025.
(12)	Consists of 38,000 shares subject to options exercisable within 60 days of August 31, 2015, none of which are vested as of such date.
(13)	Consists of (i) 792,110 shares held of record by Dr. Summers, (ii) 209,040 shares held of record by the LHS 2014 Qualified Annuity Trust #1S dated February 13, 2014, for which Dr. Summers serves as trustee, and (iii) 90,960 shares held of record by the LHS 2015 Qualified Annuity Trust #2S dated March 26, 2015, for which Dr. Summers serves as trustee.
(14)	Consists of 326,950 shares subject to options exercisable within 60 days of August 31, 2015, of which 163,475 shares are vested as of such date.
(15)	Consists of (i) 176,131,701 shares beneficially owned by our current executive officers and directors, of which 38,000 may be repurchased by us at the original purchase price within 60 days of August 31, 2015, and (ii) 9,229,931 shares subject to options exercisable within 60 days of August 31, 2015, of which 4,043,056 are vested as of such date.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain terms of our certificate of incorporation and bylaws as they will be in effect upon the completion of this offering. This discussion summarizes some of the important rights of our stockholders but does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. These rights can only be determined in full, and the descriptions herein are qualified in their entirety, by reference to our proposed amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our authorized capital stock will consist of              shares of capital stock, $0.0000001 par value per share, of which:

•	shares are designated to Class A common stock;

•	shares are designated as Class B common stock; and

•	shares are designated as preferred stock.

As of June 30, 2015, there were no shares of our Class A common stock and 291,005,896 shares of our Class B common stock outstanding, held by 611 stockholders of record, and no shares of our preferred stock outstanding, assuming the automatic conversion and reclassification of all outstanding shares of our convertible preferred stock into shares of our Class B common stock effective immediately prior to the completion of this offering.

The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you.

Capital Stock

Class A and Class B Common Stock

All issued and outstanding shares of our common stock will be duly authorized, validly issued, fully paid, and non-assessable. All authorized but unissued shares of our common stock will be available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of the                     . Our amended and restated certificate of incorporation will provide that, except with respect to voting rights and conversion rights, the Class A common stock and Class B common stock are treated equally and identically.

Voting Rights.    Holders of Class A common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. The holders of common stock will not have cumulative voting rights in the election of directors.

Dividend Rights.    Holders of common stock will be entitled to ratably receive dividends if, as, and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Right to Receive Liquidation Distributions.    Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion.    Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, or upon the affirmative vote of a majority of the voting power of the outstanding shares of our Class B common stock, voting separately as a class. All outstanding shares of our Class B common stock will convert into shares of our Class A common stock when the shares of our Class B common stock represent less than 5% of the combined voting power of our Class A common stock and Class B common stock.

Other Matters.    The common stock will have no preemptive rights pursuant to the terms of our amended and restated certificate of incorporation and our amended and restated bylaws. There will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our Class A common stock will be fully paid and non-assessable, and the shares of our Class A common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, shares of preferred stock will be issuable from time to time, in one or more series, with the designations of the series, the voting rights of the shares of the series (if any), the powers, preferences, or relative, participation, optional, or other special rights (if any), and any qualifications, limitations, or restrictions thereof as our board of directors from time to time may adopt by resolution (and without further stockholder approval), subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series.

Options

As of June 30, 2015, we had outstanding options to purchase an aggregate of 103,627,701 shares of our Class B common stock, with a weighted-average exercise price of approximately $6.51 per share, under our equity compensation plans.

Warrants

As of June 30, 2015, we had outstanding warrants to purchase an aggregate of 15,848,260 shares of our capital stock, with a weighted-average exercise price of approximately $12.29 per share.

Registration Rights

After the completion of this offering, certain holders of our Class B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our amended and restated investors’ rights agreement (IRA). We and certain holders of our Class B common stock and preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares entitled to registration rights pursuant to Rule 144 or another similar exemption under the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts and commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below.

Demand Registration Rights

After the completion of this offering, the holders of up to             shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, the holders of at least a majority of these shares then outstanding can request that we file a registration statement to register the offer and sale of their shares. We are obligated to effect only two such registrations. Each such request for registration must cover securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $5.0 million. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Piggyback Registration Rights

After the completion of this offering, the holders of up to             shares of our Class B common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (2) a registration in which the only stock being registered is common stock issuable upon conversion of debt securities also being registered, or (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to             shares of our Class B common stock will be entitled to certain Form S-3 registration rights. Any holder of these shares then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $10 million. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. In addition, we are not obligated to effect any such registration within 180 days following the effective date of a registration pursuant to which holders have “piggyback” registration rights as described above.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation, and Our Amended and Restated Bylaws

Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Dual Class Stock

As described above in “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a dual class common stock structure, which will provide our founders, current investors, executives, and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Preferred Stock

Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences, or relative, participation, optional, and other special rights, if any, and any qualifications, limitations, or restrictions, of the shares of such series.

Classified Board

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes, designated Class I, Class II, and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one-third of the total number of directors constituting the entire board of directors. The term of initial Class I directors shall terminate on the date of the 2016 annual meeting, the term of the initial Class II directors shall terminate on the date of the 2017 annual meeting, and the term of the initial Class III directors shall terminate on the date of the 2018 annual meeting. At each annual meeting of stockholders beginning in 2016, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

Our amended and restated certificate of incorporation will provide that stockholders may only remove a director for cause by a vote of no less than a majority of the shares present in person or by proxy at the meeting and entitled to vote.

Director Vacancies

Our amended and restated certificate of incorporation will authorize only our board of directors to fill vacant directorships.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer at the request of a majority of our board of directors, by the chairman of the board of directors, or by our Chief Executive Officer.

Advance Notice Procedures for Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Amending our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the Delaware General Corporation Law (DGCL). Our amended and restated bylaws may be adopted, amended, altered, or repealed by stockholders only upon approval of at least majority of the voting power of all the then outstanding shares of the common stock, except for any amendment of the above provisions, which would require the approval of a two-thirds majority of our then outstanding common stock. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be amended, altered, or repealed by the board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of Class A common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of the                     , and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive Jurisdiction

Our amended and restated bylaws will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders, any action asserting a claim arising pursuant to the DGCL, or any action asserting a claim governed by the internal affairs doctrine.

Business Combinations with Interested Stockholders

Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers, and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive directors.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing and Trading

Our Class A common stock is currently not listed on any securities exchange. We intend to apply to have our common stock approved for listing on                      under the symbol “        .”

Limitations of Liability and Indemnification

See the section titled “Certain Relationships, Related Party And Other Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Transfer Agent and Registrar

Upon the completion of the offering, the transfer agent and registrar for our Class A common stock will be             . The transfer agent and registrar’s address is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our common stock outstanding as of June 30, 2015, a total of              shares of our Class A common stock, and a total of              shares of our Class B common stock will be outstanding. Of these shares, all             shares of our Class A common stock sold in this offering will be eligible for sale in the public market without restriction under the Securities Act, except that any shares of our Class A common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the conditions of Rule 144 described below.

The Class B common stock outstanding after this offering will be, and shares subject to stock options will be upon issuance, deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities will be eligible for sale in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors, and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. Subject to the lock-up agreements described below, the provisions of our IRA described under the section titled “Description of Capital Stock-Registration Rights,” the applicable conditions of Rule 144 or Rule 701, and our insider trading policy, these restricted securities will be eligible for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and

•	beginning days after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

Our officers, directors, and the holders of substantially all of our capital stock, options, and warrants, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior consent of Goldman, Sachs & Co.

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three-month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale, and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144. However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

After the completion of this offering, the holders of up to              shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Registration Statement

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by such registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of our Class A common stock applicable to non-U.S. holders who acquire such shares in this offering. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the Code), U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our Class A common stock should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds shares of our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders who hold our Class A common stock as part of a hedge, straddle, constructive sale, or conversion transaction, and holders who own or have owned (directly, indirectly, or constructively) 5% or more of our Class A common stock (by vote or value). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to Section 1411 of the Code, or U.S. state, local, or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income, and other tax considerations of acquiring, holding, and disposing of shares of our Class A common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR CLASS A

COMMON STOCK. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR CLASS A COMMON STOCK CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME, AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as gain from the sale or exchange of such shares.

Dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of Our Class A Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the heading “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our Class A common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our Class A common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our Class A common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Code and the Treasury regulations promulgated thereunder (collectively, FATCA), a U.S. federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or meets other exceptions. Under the legislation and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying its direct and indirect U.S. owners or meets other exceptions. Foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on dividends paid with respect to our common stock to, and on gross proceeds from sales or other dispositions of our Class A common stock after December 31, 2016, by, foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of our Class A common stock) that fail to satisfy the above requirements. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Jefferies LLC
RBC Capital Markets, LLC
Stifel, Nicolaus & Company
LOYAL3 Securities, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.

The underwriters have an option to buy up to an additional             shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholder	No Exercise
Per Share	$
Total	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance, and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors, and the holders of substantially all of our common stock, options, and warrants, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling stockholder, and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the Class A common stock on the          under the symbol “        ”. In order to meet one of the requirements for listing the Class A common stock on the         , the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it, because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the         , in the over-the-counter market, or otherwise.

Directed Share Program

At our request, the underwriters have reserved for sale, at our initial public offering price, up to     % of the Class A common stock offered hereby to our sellers. The sales will be made through a directed share program. The shares being made available for this program are being sold by the Start Small Foundation as the selling stockholder. We do not know if our sellers will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered hereby. None of our directors or executive officers will participate in the directed share program. Shares purchased as part of the program will be freely tradable and will not be subject to a lock-up agreement. Any purchase of our Class A common stock in this offering through the underwriter administering program will be at the same initial public offering price, and at the same time, as any other purchases in this offering, including purchases by institutions and other large investors.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State no offer of shares which are the subject of the offering contemplated by this prospectus may be made to the public in that Relevant Member State other than:

(a) to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

In the United Kingdom, this prospectus in relation to the shares described herein is being directed only at persons who are “qualified investors” (as defined in the Prospectus Directive) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it, all such persons together being referred to as Relevant Persons. The shares described herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published, or reproduced (in whole or in part), or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations, and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In April 2014, we entered into a revolving credit agreement with affiliates of Goldman, Sachs & Co., Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC, under which these underwriters and/or affiliates have been, and may be in the future, paid customary fees. For additional information on our revolving credit facility, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

In addition, David Viniar, a member of our board of directors, also serves as a member of the board of directors of Goldman, Sachs & Co.

In September 2012 and October 2014, an affiliate of Goldman, Sachs & Co., one of the underwriters, purchased an aggregate of 453,960 shares of Series D Convertible Preferred Stock and 1,293,372 shares of Series E Convertible Preferred Stock, respectively, of which shares of convertible preferred stock will automatically convert into an aggregate of 1,747,332 shares of Class B common stock in connection with this offering. From January 2010 to October 2014, affiliates of J.P. Morgan Securities LLC, one of the underwriters, purchased an aggregate of 462,380 shares of Series A Convertible Preferred Stock, 13,893,330 shares of Series B Convertible Preferred Stock, 1,015,980 shares of Series D Convertible Preferred Stock, and 646,686 shares of Series E Convertible Preferred Stock, all of which shares of convertible preferred stock will automatically convert into an aggregate of 16,018,376 shares of Class B common stock in connection with this offering.

In addition, since 2010, an affiliate of J.P. Morgan Securities LLC has provided us with payment processing services for a significant portion of our payment volumes and in connection with such arrangements, has received, and may in the future receive, certain customary fees.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas, and/or publish or express independent research views in respect of such assets, securities, or instruments, and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, will pass upon the validity of the shares of our Class A common stock being offered by this prospectus, and certain legal matters in connection with this offering will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York. Simpson Thacher & Bartlett LLP, Palo Alto, California, is acting as counsel for the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2013 and 2014, and for each of the years in the three year period ended December 31, 2014, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or view them online. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements, and other information about us, are available at the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.squareup.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

SQUARE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Square, Inc.:

We have audited the accompanying consolidated balance sheets of Square, Inc. and subsidiaries (the Company) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Square, Inc. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California

March 27, 2015

SQUARE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,		June 30, 2015	Pro Forma June 30, 2015
	2013	2014
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$166,176	$225,300	$197,940	$197,940
Restricted cash	10,000	11,950	11,951	11,951
Settlements receivable	64,968	115,481	171,845	171,845
Merchant cash advance receivable, net	—	29,302	32,486	32,486
Other current assets	12,658	27,834	32,583	32,583

Total current assets	253,802	409,867	446,805	446,805

Property and equipment, net	51,656	63,733	81,294	81,294
Goodwill	602	40,267	54,279	54,279
Acquired intangible assets, net	612	10,279	19,618	19,618
Restricted cash	9,270	14,394	14,394	14,394
Other assets	2,399	3,348	2,169	2,169

Total assets	$318,341	$541,888	$618,559	$618,559

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,541	$5,436	$8,864	$8,864
Customers payable	95,794	148,648	215,892	215,892
Accrued transaction losses	7,488	8,452	15,844	15,844
Accrued expenses	9,272	17,368	26,595	26,595
Other current liabilities	12,646	11,202	10,952	10,952

Total current liabilities	129,741	191,106	278,147	278,147

Debt	—	30,000	30,000	30,000
Other liabilities	26,306	47,110	48,365	48,365

Total liabilities	156,047	268,216	356,512	356,512

Commitments and contingencies (Note 16)
Stockholders’ equity:
Convertible preferred stock, $0.0000001 par value. 135,333,510, 135,339,499 and 135,339,499 shares authorized at December 31, 2013, December 31, 2014, and June 30, 2015, respectively; 134,528,520, 135,252,809, and 135,252,809 issued and outstanding at December 31, 2013, December 31, 2014, and June 30, 2015, respectively. Liquidation preference of $370,967, $520,967, and $520,967 at December 31, 2013, December 31, 2014, and June 30, 2015, respectively. No shares authorized, issued and outstanding, pro forma June 30, 2015.	366,197	514,945	514,945	—
Common stock, $0.0000001 par value. 370,000,000, 445,000,000, and 445,000,000 shares authorized at December 31, 2013, December 31, 2014, and June 30, 2015, respectively; 138,017,900, 154,603,683, 155,753,087, and 291,005,896 issued and outstanding at December 31, 2013, December 31, 2014, June 30, 2015, and pro forma June 30, 2015, respectively.	—	—	—	—
Additional paid-in capital	38,329	155,166	221,491	736,436
Accumulated other comprehensive loss	(693)	(807)	(1,159)	(1,159)
Accumulated deficit	(241,539)	(395,632)	(473,230)	(473,230)

Total stockholders’ equity	162,294	273,672	262,047	262,047

Total liabilities and stockholders’ equity	$318,341	$541,888	$618,559	$618,559

See accompanying notes to consolidated financial statements.

SQUARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Revenue:
Transaction revenue	$193,978	$433,737	$707,799	$309,908	$470,974
Starbucks transaction revenue	9,471	114,456	123,024	56,613	62,867
Software and data product revenue	—	—	12,046	2,289	20,934
Hardware revenue	—	4,240	7,323	3,068	5,795

Total net revenue	203,449	552,433	850,192	371,878	560,570

Cost of revenue:
Transaction costs	126,351	277,833	450,858	196,076	298,927
Starbucks transaction costs	12,547	139,803	150,955	70,512	77,132
Software and data product costs	—	—	2,973	45	7,230
Hardware costs	—	6,012	18,330	8,365	10,910
Amortization of acquired technology	—	—	1,002	272	1,744

Total cost of revenue	138,898	423,648	624,118	275,270	395,943

Gross profit	64,551	128,785	226,074	96,608	164,627

Operating expenses:
Product development	46,568	82,864	144,637	65,484	85,432
Sales and marketing	56,648	64,162	112,577	55,790	67,911
General and administrative	36,184	68,942	94,220	44,071	59,923
Transaction and advance losses	10,512	15,329	24,081	10,968	24,835
Amortization of acquired customer assets	—	—	1,050	230	950
Impairment of intangible assets	—	2,430	—	—	—

Total operating expenses	149,912	233,727	376,565	176,543	239,051

Operating loss	(85,361)	(104,942)	(150,491)	(79,935)	(74,424)

Interest (income) and expense	5	(12)	1,058	182	858
Other (income) and expense	(167)	(950)	1,104	(220)	746

Loss before income tax	(85,199)	(103,980)	(152,653)	(79,897)	(76,028)

Provision (benefit) for income taxes	—	513	1,440	(542)	1,570

Net loss	$(85,199)	$(104,493)	$(154,093)	$(79,355)	$(77,598)

Net loss per share:
Basic	$(0.71)	$(0.82)	$(1.08)	$(0.57)	$(0.53)

Diluted	$(0.71)	$(0.82)	$(1.08)	$(0.57)	$(0.53)

Weighted-average shares used to compute net loss per share:
Basic	119,220	127,845	142,042	138,158	147,288

Diluted	119,220	127,845	142,042	138,158	147,288

Pro forma net loss per share attributable to common stockholders (unaudited):
Basic			$(0.56)		$(0.27)

Diluted			$(0.56)		$(0.27)

See accompanying notes to consolidated financial statements.

SQUARE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Net loss	$(85,199)	$(104,493)	$(154,093)	$(79,355)	$(77,598)
Net foreign currency translation adjustments	(4)	(689)	(114)	964	(352)

Total comprehensive loss	$(85,203)	$(105,182)	$(154,207)	$(78,391)	$(77,950)

See accompanying notes to consolidated financial statements.

SQUARE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except for number of shares)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2011	114,364,310	$144,442	128,616,360	$—	$3,941	$—	$(51,847)	$96,536
Net loss	—	—	—	—	—	—	(85,199)	(85,199)
Shares issued in connection with:
Exercise of stock options	—	—	4,574,860	—	629	—	—	629
Vesting of early exercised stock options	—	—	—	—	2,035	—	—	2,035
Issuance of common stock	—	—	531,990	—	—	—	—	—
Series D preferred stock financing	20,164,210	221,754	—	—	—	—	—	221,754
Repurchase of common stock	—	—	(753,240)	—	—	—	—	—
Change in foreign currency translation	—	—	—	—	—	(4)	—	(4)
Share-based compensation	—	—	—	—	8,114	—	—	8,114

Balance at December 31, 2012	134,528,520	$366,196	132,969,970	$—	$14,719	$(4)	$(137,046)	$243,865

Net loss	—	—	—	—	—	—	(104,493)	(104,493)
Shares issued in connection with:
Exercise of stock options	—	—	7,900,670	—	4,858	—	—	4,858
Vesting of early exercised stock options	—	—	—	—	3,052	—	—	3,052
Issuance of common stock	—	—	50,400	—	—	—	—	—
Issuance of common stock in connection with business combination	—	—	242,700	—	278	—	—	278
Starbucks common stock warrant	—	—	—	—	764	—	—	764
Series D preferred stock financing	—	1	—	—	—	—	—	1
Repurchase of common stock	—	—	(3,145,840)	—	—	—	—	—
Change in foreign currency translation	—	—	—	—	—	(689)	—	(689)
Share-based compensation	—	—	—	—	14,658	—	—	14,658

Balance at December 31, 2013	134,528,520	$366,197	138,017,900	$—	$38,329	$(693)	$(241,539)	$162,294

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount
Net loss	—	—	—	—	—	—	(154,093)	(154,093)
Shares issued in connection with:
Exercise of stock options	—	—	9,403,147	—	8,685	—	—	8,685
Vesting of early exercised stock options	—	—	—	—	11,128	—	—	11,128
Issuance of common stock in connection with business combinations	—	—	8,384,156	—	59,576	—	—	59,576
Issuance of common stock	—	—	24,220	—	—	—	—	—
Series E preferred stock financing	9,700,289	148,748	—	—	—	—	—	148,748
Contribution of preferred stock	(8,976,000)	—	—	—	—	—	—	—
Repurchase of common stock	—	—	(1,225,740)	—	—	—	—	—
Change in foreign currency translation	—	—	—	—	—	(114)	—	(114)
Share-based compensation	—	—	—	—	36,100	—	—	36,100
Tax benefit from share-based award activity	—	—	—	—	1,348	—	—	1,348

Balance at December 31, 2014	135,252,809	$514,945	154,603,683	$—	$155,166	$(807)	$(395,632)	$273,672

Net loss (unaudited)	—	—	—	—	—	—	(77,598)	(77,598)
Shares issued in connection with:
Exercise of stock options (unaudited)	—	—	4,474,669	—	11,079	—	—	11,079
Vesting of early exercised stock options (unaudited)	—	—	—	—	3,666	—	—	3,666
Issuance of common stock in connection with business combinations (unaudited)	—	—	2,626,953	—	22,887	—	—	22,887
Contribution of common stock (unaudited)	—	—	(5,127,728)	—	—	—	—	—
Repurchase of common stock (unaudited)	—	—	(824,490)	—	—	—	—	—
Change in foreign currency translation (unaudited)	—	—	—	—	—	(352)	—	(352)
Share-based compensation (unaudited)	—	—	—	—	28,693	—	—	28,693

Balance at June 30, 2015 (unaudited)	135,252,809	$514,945	155,753,087	$—	$221,491	$(1,159)	$(473,230)	$262,047

See accompanying notes to consolidated financial statements.

SQUARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Cash flows from operating activities:
Net loss	$(85,199)	$(104,493)	$(154,093)	$(79,355)	$(77,598)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,579	8,272	18,586	7,713	11,955
Share-based compensation	8,114	14,658	36,100	14,321	28,693
Starbucks share-based incentive	1,999	—	—	—	—
Excess tax benefit from share-based payment activity	—	—	(1,348)	—	—
Provision for transaction losses	10,512	15,080	18,478	7,983	21,592
Provision for uncollectible receivables related to merchant cash advances	—	—	2,431	1,285	3,137
Deferred tax assets	—	—	(2,664)	(933)	(207)
Impairment of intangible assets	—	2,430	—	—	—
Changes in operating assets and liabilities:
Settlements receivable	(19,854)	(27,704)	(50,361)	(38,039)	(56,326)
Merchant cash advance receivable	—	—	(31,733)	(26,368)	(6,134)
Other current assets	(7,605)	(2,384)	(14,190)	(6,299)	(4,733)
Other assets	(1,615)	2,668	(636)	(1,593)	1,177
Accounts payable	2,028	(942)	179	1,241	3,408
Customers payable	47,101	21,148	52,956	49,413	67,286
Charge-offs and recoveries to accrued transaction losses	(7,335)	(13,613)	(17,514)	(6,881)	(14,201)
Accrued expenses	3,909	9,912	8,113	9,352	3,834
Other current liabilities	1,433	103	3,007	1,012	(10)
Other liabilities	8	14,288	23,295	16,415	7,388

Net cash used in operating activities	(42,925)	(60,577)	(109,394)	(50,733)	(10,739)

Cash flows from investing activities:
Purchase of property and equipment	(13,033)	(47,931)	(28,794)	(14,640)	(20,520)
Payment for acquisition of intangible assets	—	—	(400)	(400)	(110)
(Increases) decreases in restricted cash	(34,758)	40,000	(7,075)	(3,402)	—
Business acquisitions (net of cash acquired)	—	(2,872)	11,715	71	(3,750)

Net cash used in investing activities	(47,791)	(10,803)	(24,554)	(18,371)	(24,380)

Cash flows from financing activities:
Proceeds from issuance of preferred stock, net	221,754	1	148,748	—	—
Principal payments on capital lease obligation	(190)	—	—	—	—
Proceeds from debt	—	—	30,000	30,000	—
Proceeds from the exercise of stock options	5,616	18,906	14,056	11,277	8,633
Excess tax benefit from share-based payment award	—	—	1,348	—	—

Net cash provided by financing activities	227,180	18,907	194,152	41,277	8,633

Effect of foreign exchange rate on cash and cash equivalents	(4)	(760)	(1,080)	214	(874)

Net increase (decrease) in cash and cash equivalents	136,460	(53,233)	59,124	(27,613)	(27,360)
Cash and cash equivalents, beginning of period	82,949	219,409	166,176	166,176	225,300

Cash and cash equivalents, end of period	$219,409	$166,176	$225,300	$138,563	$197,940

See accompanying notes to consolidated financial statements.

SQUARE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Square, Inc. and its subsidiaries (together, “Square” or the “Company”) was founded in 2009. The Company has extended its solution from payments and point-of-sale services to financial services and marketing services.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. Actual results could differ from the Company’s estimates. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be materially affected. The Company bases its estimates on past experience and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis.

Significant estimates, judgments and assumptions in these consolidated financial statements include those related to provisions for uncollectible receivables related to merchant cash advances (“MCAs”), provisions for transaction losses, useful lives for depreciation and amortization, valuation of acquired intangible assets, testing of goodwill impairment, valuation of long lived assets, acquisition accruals and preacquisition contingencies, valuation of deferred tax assets, provisions for uncertain tax positions, capitalization of software costs, and assumptions used for the recording of share-based compensation.

Unaudited Interim Financial Statements

The accompanying consolidated balance sheet as of June 30, 2015, the consolidated statements of operations, comprehensive loss and cash flows for the six months ended June 30, 2014 and 2015 and the consolidated statement of stockholders’ equity for the six months ended June 30, 2015 and related note information are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and stockholders’ equity as of June 30, 2015, and the results of operations, comprehensive loss and cash flows for the six months ended June 30, 2014 and 2015. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these six-month periods are unaudited. The results of the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015 or for any other future period.

Unaudited Pro Forma Balance Sheet

Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The June 30, 2015 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the convertible preferred stock outstanding into 135,252,809 shares of common stock at the then effective conversion rate.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery of obligations to its customers has occurred, the related fees are fixed or determinable, and collectability is reasonably assured.

Transaction revenue

Transaction revenue consists of fees a seller pays the Company to process their payment transactions and is recognized upon authorization of a transaction. Revenue is recognized net of refunds, which are reversals of transactions initiated by sellers. The Company acts as the merchant of record for its sellers, and works directly with payment card networks and banks so that its sellers do not need to manage the complex systems, rules, and requirements of the payments industry. As the merchant of record, Square is liable for settlement of the transactions the Company processes for its sellers.

The Company charges its sellers a transaction fee for payment processing services equal to 2.75% of the total transaction amount for processing card-present transactions and for processing payments with Square Invoices, and 3.5% of the total transaction amount plus $0.15 per transaction for processing manually entered (card-not-present) transactions. The Company also selectively offers custom pricing for larger sellers.

The gross transaction fees collected from sellers is recognized as revenue on a gross basis as the Company is the primary obligor to the seller and is responsible for processing the payment, has latitude in establishing pricing with respect to the sellers and other terms of service, has sole discretion in selecting the third party to perform the settlement and assumes the credit risk for the transaction processed.

Starbucks transaction revenue

The Company entered into a payment processing agreement with Starbucks Corporation (“Starbucks”) to provide payment processing services for a portion of their retail locations. Starbucks transaction revenue consists of fees paid by Starbucks, net of refunds, to process their payment transactions and is recognized upon authorization of a transaction. Revenue is recognized on a gross basis as the Company is the primary obligor to the seller and is responsible for processing the payments, has latitude in establishing pricing, has sole discretion in selecting the third party to perform the settlement and assumes the credit risk for the transactions processed.

Software and data product revenue

Software and data product revenue primarily consists of revenue related to services provided through software offerings, or revenue derived through the use of underlying data, as follows:

•	Software as a service, which includes Square Appointments and Square Customer Engagement. The Company provides the use of software for a fee which is recognized ratably over the relevant service period.

•	Square Capital, which offers sellers a cash advance in exchange for a fixed amount of future receivables. For the cash advances in which the Company retains the right to receivables, the difference between the aggregate amount of the future receivables and the cash advance is recognized as revenue ratably as cash is collected. The Company also sells a portion of its future receivables related to its merchant cash advances to third parties. The Company collects and recognizes upfront fees, which are a fixed percentage of the cash advanced when the receivables are sold. The Company also charges third parties an ongoing servicing fee for facilitating the repayment of these receivables through its payment processing platform. The servicing fee is calculated as a fixed percentage of each repayment transaction processed and is collected and recognized as the servicing is performed.

•	Caviar, which is a courier order management app that facilitates food delivery services for restaurants. The Company charges restaurants a commission fee based on total food order value for these services. The Company also charges consumers a fixed delivery fee per transaction, as well as a service fee which is based on total food order value. All fees are recognized upon delivery of the food, net of refunds.

Hardware revenue

Hardware revenue is generated from sales of Square Stand and third-party peripherals and Square Readers for EMV chip cards and NFC. Hardware revenue is recorded net of returns and is recognized upon delivery of hardware to the end customer.

Cost of Revenue

Transaction costs

Transaction costs consist primarily of interchange fees set by payment card networks that are paid to the card-issuing financial institution, assessment fees paid to payment networks, fees paid to third-party payment card processors, and bank settlement fees. The Company’s contracts with third-party payment processors are typically for a term of two to four years.

Starbucks transaction costs

Starbucks transaction costs are made up of the same components as the Company’s overall transaction costs.

Software and data product costs

Software and data products costs consist primarily of Caviar-related costs, which include payments to third-party couriers for deliveries and seller-facing equipment. Cost of revenue for other software and data products consist primarily of the allocated portion of costs related to third-party data center facilities and depreciation, as well as personnel-related and facilities costs related to customer support.

Hardware costs

Hardware costs consist of all product costs associated with Square Stand, Square Readers for EMV chip cards and NFC, and third-party peripherals. Product costs include manufacturing-related overhead and personnel costs, certain royalties, packaging, and fulfillment costs.

Amortization of acquired technology

Amortization of acquired technology costs consist of amortization related to technologies acquired through acquisitions that have the capability of producing revenue.

Marketing Expenses

Marketing expenses are expensed as incurred and include customer acquisition costs and advertising costs. Customer acquisition costs include manufacturing and distribution costs associated with the Company’s credit card readers, which are offered for free on the Company’s website and provided through various marketing events and distribution channels. The Company also offers rebates to new sellers for the retail price of the credit card readers purchased. The expected future rebates related to card readers distributed are accrued in other current liabilities on the consolidated balance sheets. These costs are partially offset by amounts received from distribution partners. Customer acquisition costs also include costs associated with the Company’s Square Cash app, which enables individuals to initiate peer-to-peer cash transfers free of charge. Customer acquisition costs are expensed as incurred.

Total customer acquisition costs for the years ended December 31, 2012, 2013, and 2014 were $20.9 million, $18.5 million, and $23.7 million, respectively. Total customer acquisition costs for the six months ended June 30, 2014 and 2015 were $12.4 million and $15.2 million, respectively.

Total advertising costs for the years ended December 31, 2012, 2013, and 2014 were $21.4 million, $24.8 million, and $38.2 million, respectively. Total advertising costs for the six months ended June 30, 2014 and 2015 totaled $22.0 million and $21.2 million, respectively.

Share-based Compensation

The Company measures compensation expense for all share-based payment awards, including stock options granted to employees, directors, and non-employees based on the estimated fair values on the date of each grant. The fair value of each stock option granted is estimated using the Black-Scholes-Merton option valuation model. Share-based compensation is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures.

The Company has historically issued unvested restricted shares to employee stockholders of certain acquired companies. A portion of these awards is generally subject to continued post-acquisition employment, and this portion has been accounted for as post-acquisition share-based compensation expense. The Company recognizes compensation expense equal to the grant date fair value of the common stock on a straight-line basis over the period during which the employee is required to perform service in exchange for the award.

Income Taxes

The Company reports income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740, Income Taxes, which requires an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have a material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax assets.

The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to uncertain tax positions in the provision for income tax expense on the consolidated statements of operations.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments, including money market funds, with an original maturity of three months or less when purchased to be cash equivalents.

As of December 31, 2013, December 31, 2014, and June 30, 2015, restricted cash of $10.0 million, $12.0 million, and $12.0 million, respectively, is related to pledged cash deposited into savings accounts at the financial institutions that process the Company’s sellers’ payment transactions. The Company uses the restricted cash to secure letters of credit with the financial institution to provide collateral for cash flow timing differences in the processing of these payments. The Company has recorded this amount as a current asset on the consolidated balance sheets due to the short-term nature of these cash flow timing differences and that there is no minimum time frame during which the cash must remain restricted.

As of December 31, 2013, the remaining restricted cash of $9.3 million is related to cash deposited into money market funds that is used as collateral pursuant to multi-year lease agreements entered into in 2012 (note 16). As of both December 31, 2014 and June 30, 2015, the remaining restricted cash of $14.4 million is related to cash deposited into money market funds that is used as collateral pursuant to multi-year lease agreements entered into in 2012 and 2014 (note 16). The Company has recorded this amount as a non-current asset on the consolidated balance sheets as the terms of the related leases extend beyond one year.

Concentration of Credit Risk

For the year ended December 31, 2012, no individual customer accounted for greater than 10% of total net revenue. For the years ended December 31, 2013 and 2014, the Company had no customer other than Starbucks who accounted for greater than 10% of total net revenue. For the six months ended June 30, 2014 and 2015, the Company had no customer other than Starbucks who accounted for greater than 10% of total net revenue.

The Company had two third-party processors that represented approximately 69% and 28% of settlements receivable as of December 31, 2013. The Company had three third-party processors that represented approximately 50%, 33%, and 12% of settlements receivable as of December 31, 2014. The Company had three third-party processors that represented approximately 57%, 24%, and 11% of settlements receivable as of June 30, 2015.

The Company places its cash and cash equivalents with large financial institutions. Balances in these accounts exceed federally insured limits at times.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurement (ASC 820), to its assets and liabilities that its to measure at fair value pursuant to other accounting standards. (see note 2).

Settlements Receivable

Settlements receivable represents the amounts that are owed to the Company as a result of customer transactions that have not yet been paid to the Company by third-party payment processors. Settlements receivable are typically received within one to three business days of the consolidated balance sheet date. No valuation allowances have been established related to the receivable balances as the funds are owed from large, well-established financial institutions, and the Company has had no historical issues collecting the funds owed from these financial institutions.

Provision for Uncollectible Receivables Related to MCAs

Merchant cash advance receivable, net represents the aggregate amount of MCA-related receivables owed by sellers as of the consolidated balance sheet date, net of an allowance for potential uncollectible receivables. The Company is not exposed to losses for the receivables that are sold to third parties in accordance with the Company’s arrangements with them. For the remaining receivables, the Company is generally exposed to losses related to uncollectibility, and, similar to the accrued transaction loss, the Company establishes losses for uncollectible receivables. The Company estimates the allowance based on an assessment of various factors, including historical experience, merchants’ current processing volume, and other factors that may affect the sellers’ ability to make future payments on the receivables. Additions to the allowance are reflected in current operating results, while charges against the allowance are made when losses are recognized. These additions are classified within transaction and advance losses on the consolidated statements of operations. Recoveries are reflected as a reduction in the allowance for uncollectible receivables when the recovery occurs. No provision existed prior to 2014, as Square Capital launched in 2014.

Capitalized Software

Costs of internal-use software are accounted for in accordance with FASB ASC Subtopic 350-40, Internal-Use Software, and FASB ASC Subtopic 350-50, Intangibles—Website Development Costs, which requires the Company to expense software development costs as they are incurred during the preliminary project stage. Once the capitalization criteria as directed by ASC 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software, are capitalized. Capitalized costs are amortized over the estimated useful life of the software on a straight-line basis and included in product development costs on the consolidated statements of operations. The Company capitalized $0.9 million, $2.4 million, and $6.4 million of internally developed software during the years ended December 31, 2012, 2013, and 2014, respectively, and recognized $0.2 million, $0.5 million, and $2.7 million of amortization expense during the years ended December 31, 2012, 2013, and 2014, respectively. The Company capitalized $3.5 million and $2.6 million of internally developed software during the six months ended June 30, 2014 and 2015, respectively, and recognized $0.7 million and $1.1 million of amortization expense during the six months ended June 30, 2014 and 2015, respectively.

Deferred Reader Costs

The Company capitalizes the cost of its magnetic stripe readers on its consolidated balance sheets until they are shipped to a third-party distributor or an end-customer, at which point they are recorded as marketing expense on the consolidated statements of operations. The amount capitalized represents the cost of the readers, including packaging and shipping costs, held on-hand by the Company as of each consolidated balance sheet date. These amounts are included in other current assets on the consolidated balance sheets.

Property and Equipment

Property and equipment are recorded at historical cost less accumulated depreciation, which is computed on a straight-line basis over the asset’s estimated useful life.

The estimated useful lives of property and equipment are described below:

Property and Equipment	Useful Life
Computer and data center equipment	Three years
Furniture and fixtures	Seven years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in operating expenses.

Leases

The Company leases various office space and equipment. The Company classifies its leases as either operating or capital lease arrangements in accordance with the criteria of FASB ASC 840, Leases. Certain of these arrangements contain provisions under which monthly rent escalates over time and certain leases also contain provisions for reimbursement of a specified amount of leasehold improvements. When lease agreements contain escalating rent clauses, the Company recognizes rent expense on a straight-line basis over the term of the lease. When lease agreements provide allowances for leasehold improvements, the Company capitalizes the leasehold improvement assets and recognizes the related depreciation expense on a straight-line basis over the lesser of the lease term or the estimated useful life of the asset, and reduces rent expense on a straight-line basis over the term of the lease by the amount of the allowances provided.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of property and equipment and other assets, including identifiable intangible assets with definite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparing the carrying amount of an asset or an asset group to estimate undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. The Company recorded an impairment charge of $2.4 million during the year ended December 31, 2013. There were no such charges during any other period presented.

Business Combinations, Goodwill, and Intangible Assets

The Company applies the provisions of ASC 805, Business Combinations, in the accounting for acquisitions. It requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, the Company’s estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded to the Company’s consolidated statements of operations.

Uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. The Company reviews these items during the measurement period as the Company continues to actively seek and collect information relating to facts and circumstances that existed at the acquisition date. Changes to these uncertain tax positions and tax related valuation allowances made subsequent to the measurement period, or if they relate to facts and circumstances that did not exist at the acquisition date, are recorded in the Company’s provision for income taxes in the consolidated statements of operations.

The Company performs a goodwill impairment test annually on December 31 and more frequently if events and circumstances indicate that the asset might be impaired. The impairment test is performed in accordance with FASB ASC 350—Intangibles—Goodwill and Other, and an impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit’s fair value. The Company has the option to first assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and determine whether further action is needed. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. For the periods presented the Company had recorded no impairment charges.

Acquired intangibles consist of acquired technology and customer relationships associated with various acquisitions. Acquired technology is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of software products acquired on acquisitions. The Company amortizes the acquired technology over its estimated useful life on a straight-line basis within cost of revenue. Customer relationships represent relationships that the Company has with customers of the acquired companies and are either based upon contractual or legal rights or are considered separable; that is, capable of being separated from the acquired entity and being sold, transferred, licensed, rented, or exchanged. These customer relationships are initially recorded at their fair value based on the present value of expected future cash flows. The Company amortizes customer relationships on a straight-line basis over their estimated useful lives within the Company’s operating expenses. The Company evaluates the remaining estimated useful life of its intangible assets being amortized on an ongoing basis to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Customers Payable

Customers payable represents the transaction amounts, less revenue earned by the Company, owed to sellers. The payable amount comprises amounts owed to customers due to timing differences, amounts held by the Company in accordance with its risk management policies and amounts held for customers who have not yet linked a bank account.

Accrued Transaction Losses

The Company is exposed to transaction losses due to chargebacks which represent a potential loss due to a dispute between a seller and their customer or due to a fraudulent transaction. The Company establishes reserves for estimated losses arising from processing payment transactions. These reserves represent the estimated amounts necessary to provide for transaction losses incurred as of the reporting date, including those for which the Company has not yet been notified.

The reserves are based on known facts and circumstances as of the reporting date, including subsequent events, and historical trends related to loss rates. Additions to the reserve are reflected in current operating results, while charges to the reserve are made when losses are recognized. These amounts are classified within transaction and advance losses on the consolidated statements of operations.

The establishment of appropriate reserves for transaction losses is an estimate based on the available data and is inherently an uncertain process. Ultimately, losses may vary from the current estimates. The Company regularly updates its reserve estimates as new facts become known and events occur that may impact the settlement or recovery of losses.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, a new accounting standard update on revenue recognition from contracts with customers. The new guidance will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. According to the new guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration for which the Company expects to be entitled in exchange for those goods or services. This guidance will be effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has not yet selected a transition method and is evaluating the impact of adopting this new accounting standard update on the consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15 Presentation of Financial Statements—Going Concern. The new guidance provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. This guidance will be effective for the Company’s fiscal year ending December 31, 2016, with early adoption permitted. The Company does not believe the pending adoption of ASU 2014-15 will have a material impact on the consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest, accounting standards update under which the debt issuance costs related to a recognized debt liability will be required to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendment is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. The Company early adopted this new guidance and it did not have any effect on the consolidated financial statements.

In April 2015 the FASB issued ASU No. 2015-05 Intangibles—Goodwill and Other—Internal-Use Software. The new guidance will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement by providing guidance as to whether an arrangement includes the sale or license of software. This guidance will be effective for the Company’s fiscal year ending December 31, 2016, with early adoption permitted. The Company does not believe the pending adoption of ASU 2015-05 will have a material impact on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, as part of its simplification initiative. The current guidance requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. Under the new guidance, inventory is measured at the lower of cost and net realizable value, which would eliminate the other two options that currently exist for market replacement cost and net realizable value less an approximately normal profit margin. The amendment is effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact this new guidance may have on the consolidated financial statements.

NOTE 2—FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820, Fair Value Measurements, provides a consistent framework to define, measure, and disclose the fair value of assets and liabilities in financial statements. ASC 820 establishes a three-level hierarchy priority for disclosure of assets and liabilities recorded at fair value. The ordering of priority reflects the degree to which objective prices in external active markets are available to measure fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of December 31, 2014 and June 30, 2015, the fair value of the Company’s financial instruments, with the exception of cash equivalents, are categorized as Level 2. Cash and restricted cash are categorized as Level 1.

The carrying amounts of the Company’s financial instruments, which include cash equivalents, settlements receivable, merchant cash advance receivable, accounts payable, customers payable, and debt, approximate their fair values (a Level 2 measurement) due to their short-term nature.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis:

The Company’s cash equivalents that are measured at fair value on a recurring basis are classified as follows (in thousands):

	December 31, 2013			December 31, 2014			June 30, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
							(Unaudited)
Cash and Cash Equivalents:
Money market funds	$94,810	$—	$—	$132,217	$—	$—	$87,220	$—	$—

	$94,810	$—	$—	$132,217	$—	$—	$87,220	$—	$—

Assets Measured at Fair Value on a Non-recurring Basis

The Company measures certain assets at fair value on a non-recurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. During the years ended December 31, 2012, 2013, and 2014 and the six months ended June 30, 2014 and 2015, no indications of other-than-temporary impairment were identified and therefore no fair value measurements were required.

If applicable, the Company will recognize transfers into and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurs. During the years ended December 31, 2012, 2013, and 2014 and the six months ended June 30, 2014 and 2015, the Company did not have any transfers in or out of Level 2 or Level 3 assets.

NOTE 3—MERCHANT CASH ADVANCE RECEIVABLE, NET

The Company enters into purchase and sale transactions with pre-qualified sellers in which the Company purchases a designated amount of future receivables for an upfront cash purchase price. The delivery of the future receivables purchased in exchange for the advance cash purchase price is facilitated through the merchant’s payment processing activities with the Company. There is no economic recourse to the seller in the event that the future receivables are not generated. There is also no fixed period of time in which the seller must deliver the purchased future receivables to the Company, as delivery of the purchased future receivables is contingent on the sellers’ generation of such receivables. The Company does have limited contractual remedies in the event that a seller breaches its agreement with the Company (e.g. where a seller does not use the Company as its exclusive processor while future receivables purchased by the Company remain outstanding). Although there is no economic recourse to the seller in the event that the future receivables are not generated, the degree of uncertainty related to this economic benefit is mitigated by the extensive due diligence performed by the Company prior to purchasing the seller’s future receivables, and is further mitigated by limited contractual remedies. The Company’s due diligence includes, but is not limited to: detailed analyses of the seller’s historical processing volumes, transaction count, chargebacks, growth, and account longevity.

The Company is exposed to losses related to uncollectible receivables purchased by the Company other than receivables that are sold to third parties in accordance with the Company’s arrangements with these third parties.

The Company establishes reserves for uncollectible receivables based on historical trends, adverse economic conditions, and specific merchant activity. Subsequent delivery to the Company of a previously designated uncollectable receivable is reflected as a reduction in the allowance for uncollectible receivables when the delivery of the receivable occurs. No provision existed prior to fiscal year 2014.

The following table summarizes the activities of the Company’s allowance for uncollectible receivables (in thousands):

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
		(Unaudited)
Allowance for uncollectible receivables, beginning of the period	$—	$2,431
Provision for uncollectible receivables	2,431	3,148
Receivables charged off	—	(302)

Allowance for uncollectible receivables, end of the period	$2,431	$5,277

NOTE 4—PROPERTY AND EQUIPMENT, NET

The following is a summary of property, equipment, and internally-developed software at cost, less accumulated depreciation and amortization (in thousands):

	December 31, 2013	December 31, 2014	June 30, 2015
			(Unaudited)
Computer equipment	$21,339	$31,596	$40,009
Office furniture and equipment	5,182	6,488	7,324
Leasehold improvements	31,815	40,771	47,369
Internally-developed software	3,597	10,034	12,619
Construction in process	—	1,391	9,441

Total	61,933	90,280	116,762
Less: Accumulated depreciation and amortization	(10,277)	(26,547)	(35,468)

Property and equipment, net	$51,656	$63,733	$81,294

Depreciation and amortization expense on property and equipment was $3.5 million, $8.2 million, and $16.5 million, for the years ended December 31, 2012, 2013, and 2014, respectively. Depreciation and amortization expense on property and equipment was $7.2 million and $9.2 million, for the six months ended June 30, 2014 and 2015, respectively.

Construction in Process

Construction in process consists of leasehold improvements and furniture at the Company’s offices under construction, as of December 31, 2014 and June 30, 2015. Upon completion of construction, the assets will be depreciated over their useful lives.

NOTE 5—ACQUISITIONS

Fiscal 2015 (unaudited)

During the six months ended June 30, 2015, the Company completed acquisitions for a total consideration of $26.6 million, consisting of 2,626,953 shares of common stock, options to purchase 26,173 shares of common stock, and $3.8 million in cash. Acquisition-related costs of $0.5 million were recognized in general and administrative expenses. Of the total purchase price, 355,284 shares of common stock and 22,818 options have been accounted for as post-combination compensation expense.

These acquisitions were accounted for as business combinations. This method requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Of the total purchase consideration of $26.6 million, $14.0 million has been allocated to goodwill, $12.0 million to acquired intangible assets, $0.8 million to property and equipment, and $0.2 million to deferred tax liabilities. As of June 30, 2015, 618,383 shares of the total share consideration remain withheld for indemnification purposes.

Goodwill from these acquisitions is primarily attributable to expected synergies and cost reductions. $24.5 million of the intangible assets and goodwill generated from these acquisitions is deductible for tax purposes.

The results of operations from these acquisitions have been consolidated with those of Square as of the acquisition date. The acquisitions’ impact on revenue and net earnings for the six months ended June 30, 2015 were not material. There was also no material impact on the Company’s revenue and net earnings on a pro forma basis for all periods presented.

Fiscal 2014

Caviar, Inc.

On August 1, 2014, the Company acquired 100% of the outstanding shares of Caviar, Inc. (“Caviar”), a San Francisco-based food delivery service. This acquisition deepens the Company’s commitment to driving more commerce through innovative marketing services such as enabling delivery for restaurants that do not currently deliver.

Pursuant to the merger agreement, the Company issued 6,223,536 shares of common stock and 168,834 replacement stock options (including 1,296,701 shares and 119,409 replacement stock options related to replacement share-based awards that have been accounted for as post-combination compensation expense). During the year ended December 31, 2014, acquisition-related costs of $0.3 million were recognized in general and administrative expense. The results of Caviar’s operations have been included in the consolidated financial statements since the closing date.

The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.

The following table summarizes the consideration paid for Caviar and the estimated fair value of the assets acquired and liabilities assumed at the closing date (in thousands, except share data):

Consideration:
Stock (4,926,701 shares of common stock)	$44,143
Options (49,425 common stock options)	173

$44,316
Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets (inclusive of cash acquired of $11,644)	$11,823
Non-current assets	667
Intangible customer assets	5,300
Intangible technology assets	2,500
Total liabilities assumed	(3,026)

Total identifiable net assets acquired	17,264
Goodwill	27,052

Total	$44,316

The fair value of the acquired liabilities and goodwill is provisional, pending any adjustments related to potential unrecorded liabilities and any tax related impacts on the valuation of these items. The Company is continuing to assess the potential outcome of certain contingencies that existed at the time of acquisition.

As of December 31, 2014, 1,292,207 shares of the total share consideration remain withheld for indemnification purposes.

Goodwill from the Caviar acquisition is primarily attributable to expected synergies as the Company continues to develop integrated business management tools for sellers in the restaurant vertical. None of the goodwill generated from the Caviar acquisition is deductible for tax purposes.

The results of operations from the Caviar acquisition have been consolidated with those of the Company as of the acquisition date. The Caviar acquisition’s impact on revenue and net earnings were not material for the year ended December 31, 2014 or for the six months ended June 30, 2015. Similarly, its impact on the Company’s revenue and net earnings on a pro forma basis for all periods presented were not material.

BookFresh, LLC

On February 21, 2014, the Company acquired 100% of the outstanding shares of BookFresh, LLC (“BookFresh”), a San Francisco based company specializing in online appointment booking and scheduling software for small businesses. The acquisition of BookFresh accelerated the Company’s plans for Square Appointments.

Pursuant to the merger agreement, the Company issued 2,160,620 shares of common stock (including 57,060 shares related to replacement share-based awards that have been accounted for as post-combination compensation expense). Acquisition-related costs of $0.2 million were recognized in general and administrative expenses. The results of BookFresh’s operations have been included in the consolidated financial statements since the closing date.

The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.

The following table summarizes the consideration paid for BookFresh and the estimated fair value of the assets acquired and liabilities assumed at the closing date (in thousands, except share data):

Consideration:
Stock (2,103,560 shares of common stock)	$15,259

Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets (inclusive of cash acquired of $71)	$128
Non-current assets	9
Intangible customer assets	1,300
Intangible technology assets	2,300
Total liabilities assumed	(1,091)

Total identifiable net assets assumed	2,646
Goodwill	12,613

Total	$15,259

As of December 31, 2014, 540,170 shares of the total share consideration remain withheld for indemnification purposes.

Goodwill from the BookFresh acquisition is primarily attributable to expected synergies from future growth opportunities. None of the goodwill generated from the BookFresh acquisition is deductible for tax purposes.

The results of operations from the BookFresh acquisition have been consolidated with those of the Company as of the acquisition date. The BookFresh acquisition’s impact on revenue and net earnings for the year ended December 31, 2014 or for the six months ended June 30, 2015 were not material. Similarly, its impact on the Company’s revenue and net earnings on a pro forma basis for all periods were not material.

Fiscal 2013

Minetta, LLC

On November 29, 2013, the Company acquired certain assets and liabilities of Minetta, LLC (“Minetta”). Minetta’s main business purpose was to develop and support the Viewfinder mobile application, a tool for photo-sharing and social networking. The purpose of the transaction was to acquire technology and employees. The aggregate purchase price was $3.2 million and was paid in cash and equity of 24,270 shares of common stock (17,902 of the shares related to post combination compensation expense). Acquisition related costs of $0.2 million were recognized in general and administrative expenses.

The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.

The following table summarizes the consideration paid for Minetta and the estimated fair value of the assets acquired and liabilities assumed at the closing date (in thousands, except share data):

Consideration:
Cash	$2,872
Stock (63,680 shares of common stock)	278

Fair value of total consideration transferred	$3,150
Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	$91
Property and equipment	27
Intangible assets	2,430

Total identifiable net assets assumed	2,548
Goodwill	602

Total	$3,150

Goodwill of $0.6 million arising from the acquisition consists primarily of the benefit of incorporating engineering talent from Minetta, and the full amount is deductible for tax purposes.

The Company fair valued the acquired intangible assets totaling $2.4 million using the cost approach. The market and income approaches were not used given (1) there are no comparable transactions for technology at a similar development stage, and (2) Minetta had not generated any revenue as of the acquisition date.

During December 2013, the Company determined that it needed to wind down the Minetta business and had no plans to utilize Minetta’s technology in its own products. As the acquired intangible assets were not expected to contribute directly or indirectly to the future cash flows of the Company, and there were no other ways to monetize the technology, the Company recorded an impairment charge of $2.4 million to reduce the carrying value of the Minetta intangible assets to zero. The Company recorded the impairment charge within operating expenses during the year ended December 31, 2013.

NOTE 6—GOODWILL

Goodwill is recorded when the consideration paid for an acquisition of a business exceeds the fair value of identifiable net tangible and intangible assets acquired.

The following table summarizes activities related to the carrying value of goodwill (in thousands):

Balance at December 31, 2012	$—
Acquisition of Minetta, LLC	602

Balance at December 31, 2013	$602
Acquisition of BookFresh, LLC	12,613
Acquisition of Caviar, Inc.	27,052

Balance at December 31, 2014	$40,267
Acquisitions completed during the six months ended June 30, 2015 (unaudited)	14,012

Balance at June 30, 2015 (unaudited)	$54,279

The Company performed its annual goodwill impairment test as of December 31, 2014. The Company determined that the consolidated business is represented by a single reporting unit and concluded that it was more likely than not that the fair value of the reporting unit was greater than its carrying amount. As a result, the two-step goodwill impairment test was not required, and no impairments of goodwill were recognized during the year ended December 31, 2014.

NOTE 7—ACQUIRED INTANGIBLE ASSETS

The following table presents the detail of acquired intangible assets as of the periods presented (in thousands):

	Balance at June 30, 2015
	Cost	Accumulated Amortization	Net
	(Unaudited)
Patents	$1,285	$(296)	$989
Technology Assets	16,730	(2,746)	13,984
Customer Assets	6,645	(2,000)	4,645

Total	$24,660	$(5,042)	$19,618

	Balance at December 31, 2014
	Cost	Accumulated Amortization	Net
Patents	$1,175	$(244)	$931
Technology Assets	4,800	(1,002)	3,798
Customer Assets	6,600	(1,050)	5,550

Total	$12,575	$(2,296)	$10,279

	Balance at December 31, 2013
	Cost	Accumulated Amortization	Net
Patents	$775	$(163)	$612

Total	$775	$(163)	$612

The weighted-average amortization periods for acquired patents, acquired technology, and customer intangible assets are approximately thirteen years, four years, and six years, respectively.

Amortization expense associated with other intangible assets was $0.1 million, $0.1 million, and $2.1 million for the years ended December 31, 2012, 2013, and 2014, respectively. Amortization expense associated with other intangible assets was $0.5 million and $2.7 million for the six months ended June 30, 2014 and 2015, respectively.

The total estimated annual future amortization expense of these intangible assets as of December 31, 2014, are as follows (in thousands):

2015	$3,409
2016	2,533
2017	1,232
2018	634
2019	634
Thereafter	1,837

Total	$10,279

The total estimated annual future amortization expense of these intangible assets as of June 30, 2015, are as follows (unaudited, in thousands):

2015 (remaining 6 months)	$3,146
2016	4,895
2017	3,481
2018	2,883
2019	2,883
Thereafter	2,330

Total	$19,618

NOTE 8—OTHER CONSOLIDATED BALANCE SHEET COMPONENTS (CURRENT)

Other Current Assets

The following table presents the detail of other current assets (in thousands):

	December 31, 2013	December 31, 2014	June 30, 2015
			(Unaudited)
Accounts receivable	$2,269	$1,784	$2,154
Prepaid expenses	3,120	5,108	6,071
Deferred reader costs	855	2,488	2,134
Inventory	1,050	2,991	4,433
Tenant improvement reimbursement receivable	2,092	10,139	6,882
Deferred hardware costs	1,585	2,265	2,239
Other	1,687	3,059	8,670

Total	$12,658	$27,834	$32,583

Other Current Liabilities

The following table presents the detail of other current liabilities (in thousands):

	December 31, 2013	December 31, 2014	June 30, 2015
			(Unaudited)
Employee early exercised stock options	$9,446	$5,827	$1,976
Accrued redemptions	1,900	2,020	2,024
Current portion of deferred rent	699	1,567	1,830
Deferred tax liabilities	—	454	447
Other	601	1,334	4,675

Total	$12,646	$11,202	$10,952

NOTE 9—OTHER CONSOLIDATED BALANCE SHEET COMPONENTS (NON-CURRENT)

Other Non-Current Assets

The following table presents the detail of other non-current assets (in thousands):

	December 31, 2013	December 31, 2014	June 30, 2015
			(Unaudited)
Deposits	$1,784	$2,663	$706
Deferred tax assets	—	454	459
Other	615	231	1,004

Total	$2,399	$3,348	$2,169

Other Non-Current Liabilities

The following table presents the detail of other non-current liabilities (in thousands):

	December 31, 2013	December 31, 2014	June 30, 2015
			(Unaudited)
Deferred rent	$14,671	$26,625	$26,314
Employee early exercised stock options	5,501	3,363	1,059
Statutory liabilities	6,023	16,023	19,653
Other	111	1,099	1,339

Total	$26,306	$47,110	$48,365

NOTE 10—DEBT

The Company entered into a revolving credit agreement with certain lenders in April 2014, which provided for a $225.0 million revolving unsecured credit facility maturing on April 4, 2019. As of December 31, 2014, $30.0 million was drawn under the credit facility, with $195.0 million remaining available. As of June 30, 2015, $30.0 million was drawn under the credit facility, with $195.0 million remaining available.

Loans under the credit facility bear interest, at the Company’s option, at (i) a base rate based on the highest of the prime rate, the federal funds rate plus 0.50% and an adjusted LIBOR rate for a one-month interest period plus 1.00%, in each case plus a margin ranging from 0.00% to 0.75% or (ii) an adjusted

LIBOR rate plus a margin ranging from 1.00% to 1.75%. This margin is determined based on the Company’s total leverage ratio for the preceding four fiscal quarters and the Company’s status as a public or non-public company. The Company is obligated to pay other customary fees for a credit facility of this size and type including an annual administrative agent fee of $0.1 million and an unused commitment fee ranging from 0.10% to 0.25% depending on its leverage ratio. The Company paid $0.4 million in unused commitment fees during the year ended December 31, 2014. The Company incurred $0.2 million in unused commitment fees during the six months ended June 30, 2015. At December 31, 2014, the interest rate on the $30.0 million drawn amount was 4.00% and the commitment fee on the remaining available balance was 0.25%. At June 30, 2015, the interest rate on the $30.0 million drawn amount was 2.02% and the commitment fee on the remaining available balance was 0.25%.

NOTE 11—ACCRUED TRANSACTION LOSSES

The Company is exposed to transaction losses due to chargebacks as a result of fraud or uncollectibility. Recoveries are reflected as a reduction in the reserve for transaction losses when the recovery occurs.

The following table summarizes the activities of the Company’s reserve for transaction losses (in thousands):

	Year Ended December 31,			Six Months Ended June 30, 2015
	2012	2013	2014
				(Unaudited)
Accrued transaction losses, beginning of the period	$2,844	$6,021	$7,488	$8,452
Provision for transaction losses	10,512	15,080	18,478	21,566
Charge-offs and recoveries to accrued transaction losses	(7,335)	(13,613)	(17,514)	(14,174)

Accrued transaction losses, end of the period	$6,021	$7,488	$8,452	$15,844

NOTE 12—INCOME TAXES

The domestic and foreign components of loss before income taxes are as follows (in thousands):

	Year Ended December 31,
	2012	2013	2014
Domestic	$(83,081)	$(69,980)	$(139,675)
Foreign	(2,118)	(34,000)	(12,978)

Loss before income taxes	$(85,199)	$(103,980)	$(152,653)

The components of the provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2012	2013	2014
Current:
Federal	$—	$—	$2,746
State	—	263	531
Foreign	—	250	827

Total current provision for income taxes	—	513	4,104

Deferred:
Federal	—	—	(2,503)
State	—	—	(161)
Foreign	—	—	—

Total deferred provision for income taxes	—	—	(2,664)

Total provision for income taxes	$—	$513	$1,440

The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate:

	Balance at December 31,
	2012	2013	2014
Tax at federal statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	—	—	(0.1)
Foreign rate differential	—	(9.0)	(1.5)
Nondeductible expenses	—	(1.0)	(1.8)
Credits	—	3.0	2.7
Other items	—	—	0.7
Change in valuation allowance	(34.0)	(27.0)	(35.0)

Total	—%	—%	(1.0)%

The tax effects of temporary differences and related deferred tax assets and liabilities are as follows (in thousands):

	Balance at December 31,
	2012	2013	2014
Deferred tax assets:
Capitalized costs	$416	$468	$28,102
Accrued expenses	2,498	5,746	19,714
Net operating loss carryforwards	47,565	53,505	54,528
Tax credit carryforwards	1,493	7,699	11,662
Depreciation and amortization	—	2,381	—
Share-based compensation	2,981	5,085	13,153
Other	—	—	542

Total deferred tax assets	54,953	74,884	127,701

Valuation allowance	(54,943)	(74,884)	(125,368)

Total deferred tax assets, net of valuation allowance	10	—	2,333

Deferred tax liabilities:
Property, equipment and intangible assets	(10)	—	(2,333)

Total deferred tax liabilities	(10)	—	(2,333)

Net deferred tax assets	$—	$—	$—

Realization of deferred tax assets is dependent upon the generation of future taxable income, the timing and amount of which are uncertain. Due to the history of losses the Company has generated in the past, the Company believed as of December 31, 2014 that it is more likely than not that its deferred tax assets would not be realized. Accordingly, the Company retained a full valuation allowance on its deferred tax assets. The amount of deferred tax assets considered realizable in future periods may change as management continues to reassess the underlying factors it uses in estimating future taxable income.

The valuation allowance increased by approximately $34.0 million, $19.9 million, and $50.5 million during the years ended December 31, 2012, 2013, and 2014, respectively.

As of December 31, 2014, the Company had $45.7 million of federal, $123.3 million of state, and $31.3 million of foreign net operating loss carryforwards, which will begin to expire in 2032 for federal and 2019 for state tax purposes. The foreign net operating loss carryforwards do not expire.

The benefit of stock options will only be recorded to stockholders’ equity when cash taxes payable is reduced. As of December 31, 2014, approximately $62.3 million of net operating loss is attributable to certain employee stock option deductions. This amount will be credited to stockholders’ equity when it is realized on the tax return.

As of December 31, 2014, the Company also had $6.9 million of federal and $5.4 million of state research credit carryforwards. The federal credit carryforward will begin to expire in 2029 while the state credit carryforward has no expiration date.

The Company also has California Enterprise Zone credit carryforwards of $1.8 million, which will begin to expire in 2023.

An annual limitation may apply to the use of the net operating loss and credit carryforwards, under provisions of the Internal Revenue Code and similar state tax provisions that are applicable if the Company experiences an “ownership change.” As of December 31, 2014, the Company has performed an analysis on the potential limitations on the utilization of net operating losses and determined that they are not subject to any limitations that would preclude the use of the net operating losses.

As of December 31, 2014, the unrecognized tax benefit was $78.0 million, of which $1.0 million would impact the annual effective tax rate if recognized and the remainder of which would result in a corresponding adjustment to the valuation allowance. As of June 30, 2015, the Company had an unrecognized tax benefit of $100.2 million, of which $1.3 million would impact the annual effective tax rate if recognized and the remainder of which would result in a corresponding adjustment to the valuation allowance.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is presented below (in thousands):

	Year Ended December 31,
	2012	2013	2014
Balance at the beginning of the year	$45	$105	$14,152
Additions related to prior year tax positions	—	513	27,080
Reductions related to prior year tax positions	—	—	(390)
Additions related to current year tax positions	60	13,534	37,189

Balance at the end of the year	$105	$14,152	$78,031

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. As of December 31, 2014, there were no significant accrued interest and penalties related to uncertain tax positions. The Company does not believe that it will release any significant unrecognized tax benefits within the next 12 months.

The Company is subject to taxation in the United States and various state and foreign jurisdictions. The Company’s various tax years starting with 2009 to 2014 remain open in various taxing jurisdictions.

As of December 31, 2014, the Company has not provided deferred U.S. income taxes or foreign withholding taxes on temporary differences resulting from earnings for certain non-U.S. subsidiaries, which are permanently reinvested outside the U.S. Those earnings and the unrecognized deferred tax liability associated with these temporary differences were not material at December 31, 2014.

NOTE 13—STOCKHOLDERS’ EQUITY

Retirement of Preferred Stock

In January 2014, the Company’s Chief Executive Officer contributed 8,976,000 shares of preferred stock back to the Company for no consideration. The purpose of the contribution was to retire such shares in order to offset stock ownership dilution to existing investors in connection with future issuances under the 2009 Stock Plan.

Convertible Preferred Stock

At both December 31, 2014 and June 30, 2015, convertible preferred stock consisted of the following (in thousands, except share data):

	Shares		Liquidation amount	Proceeds, net of issuance costs
	Authorized	Outstanding
Series A	46,787,400	46,700,710	$10,100	$9,970
Series B-1	13,893,330	13,893,330	10,000	9,949
Series B-2	27,030,040	27,030,040	25,778	21,637
Series C	17,764,230	17,764,230	103,000	102,886
Series D	20,164,210	20,164,210	222,089	221,755
Series E	9,700,289	9,700,289	150,000	148,748

Total convertible preferred stock	135,339,499	135,252,809	$520,967	$514,945

Liquidation Preference

In the event of any liquidation or winding up of the Company, the holders of Series E convertible preferred stock shall be entitled to receive, in preference of the common stock holders and other preferred stock holders, an amount equal to $15.46345 per share of Series E preferred stock. After this Series E distribution, other holders of convertible preferred stock shall be entitled to receive, in preference to the common stock holders, an amount per share equal to $0.21627 per share for Series A, $0.71977 per share for Series B-1, $0.95369 per share for Series B-2, $5.79817 per share for Series C, and $11.014 per share for Series D. Thereafter remaining assets shall be distributed ratably to the holders of common stock.

Conversion

Each share of convertible preferred stock is convertible into common stock at the option of the holder on a one-for-one basis. Series A convertible preferred stock will be automatically converted into common stock upon the earlier of (i) the vote or written consent of the holders of a majority of the then-outstanding shares of Series A convertible preferred stock, voting together as a separate class or (ii) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933, as amended, with aggregate cash proceeds to the Company in such offering of not less than $50 million. Series B convertible preferred stock will be automatically converted into common stock upon the earlier of (i) the vote or written consent of the holders of at least 60% of the then-outstanding shares of Series B convertible preferred stock, voting together as a separate class on an as-converted basis or (ii) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933, as amended, with aggregate cash proceeds to the Company in such offering of not less than $50 million. Series C convertible preferred stock will be automatically converted into common stock upon the earlier of (i) the vote or written consent of the holders of at least 60% of the then-outstanding shares of Series C convertible preferred stock, voting together as a separate class on an as-converted basis or (ii) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933, as amended, with aggregate cash proceeds to the Company in such offering not less than $50 million, provided that the offering price per share in such public offering is not less than $6.957804 per share (adjusted for stock splits, stock dividends, etc.). Series D convertible preferred stock will be automatically converted into common stock upon the earlier of (i) the vote or written consent of the holders of a majority of the holders of the then-outstanding shares of Series D convertible preferred stock, voting together as a separate class on an as-converted basis or (ii) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933, as amended, with aggregate cash proceeds to the Company in such offering not less than $50 million, provided the offering price per share in such public offering is not less than $13.217 (adjusted for stock splits, stock dividends, etc.). Series E convertible preferred stock will be automatically converted into common stock upon the earlier of (i) the vote or written consent of the holders of a majority of the then-outstanding shares of Series E convertible preferred stock, voting together as a separate class on an as-converted basis or (ii) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933, as amended, with aggregate cash proceeds to the Company in such offering of not less than $50 million.

The initial conversion price for the convertible preferred stock is $0.21627 for the Series A preferred stock, $0.71977 for the Series B-1 preferred stock, $0.95369 for the Series B-2 preferred stock, $5.79817 for the Series C preferred stock, $11.014 for the Series D preferred stock, and $15.46345 for the Series E preferred stock. In the event the Company issues shares of additional stock, subject to customary exceptions, after the preferred stock original issue date without consideration or for a consideration per share less than the initial conversion price in effect immediately prior to such issuance, then and in each such event the conversion price shall be reduced to a price equal to such conversion price multiplied by the following fraction:

•	the numerator of which is equal to the deemed number of shares of common stock outstanding plus the number of shares of common stock, that the aggregate consideration received by the Company for the total number of additional shares of common stock so issued would purchase at the conversion price immediately prior to such issuance; and

•	the denominator of which is equal to the deemed number of shares of common stock outstanding immediately prior to such issuance plus the deemed number of additional shares of common stock so issued.

Series E preferred stock contains a provision for the adjustment of conversion price upon a public offering. In the event of such offering, in which the price per share of the Company’s common stock is less than $18.55614 (adjusted for stock splits, stock dividends, etc.), then the then-existing conversion price for the Series E preferred stock shall be adjusted so that, as of immediately prior to the completion of such public offering, each share of Series E preferred stock shall convert into (A) the number of shares of common stock issuable on conversion of such share of Series E preferred stock; and (B) an additional number of shares of common stock equal to (x) the difference between $18.55614 and the public offering price, (y) divided by the public offering share price.

Voting

The holders of the convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible.

Dividends

The holders of convertible preferred stock are entitled to receive, when and if declared by the board of directors, dividends at an annual per share rate of $0.01730 for Series A, $0.05758 for Series B-1, $0.07630 for Series B-2, $0.46385 for Series C, $0.88112 for Series D, and $15.46345 for Series E. Dividends are paid on a pari passu basis with other convertible preferred stock holders and in preference to the payment of dividends to holders of common stock of the Company. After payment of dividends on shares of convertible preferred stock, any additional dividends will be distributed among the holders of convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all preferred stock into common stock). No dividends have been declared or paid by the Company as of December 31, 2014 or as of June 30, 2015. Dividends are noncumulative.

Protective Provisions

So long as at least 8,620,000 shares of convertible preferred stock are outstanding (as adjusted for stock splits, dividends, reclassification, etc.), the Company may not, without first obtaining the approval of the holders of a majority of the then outstanding shares of convertible preferred stock voting together as a single class and on an as-converted basis: (i) alter or change the rights, preferences, or privileges of the shares of any outstanding series of convertible preferred stock; (ii) increase or decrease (other than by conversion) the total number of authorized shares of convertible preferred stock or any series thereof, or common stock; (iii) authorize or issue or obligate itself to issue any other equity security, including any security convertible into or exercisable for any equity security, having a preference over, or being on a parity with, any outstanding series of convertible preferred stock with respect to voting, dividends, redemption, conversion, or upon liquidation; (iv) redeem, purchase, or otherwise acquire any share or shares of convertible preferred stock or common stock; provided, however, that this restriction does not apply to the repurchase of shares of common stock from employees, officers, directors, consultants, or other persons or entities performing services for the Company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares at no greater than cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal; (v) declare or pay a dividend or other distribution with respect to any shares of the Company’s capital stock; (vi) change the number of directors of the Company; (vii) effect a change of control, liquidation, dissolution, or winding up of the Company, or the acquisition of another company or business by the Company unless (a) the cash consideration payable or the then-fair market value of securities issuable by the Company for such acquisition of another company or business is less than or equal to $75 million, and (b) such acquisition is approved by the board of directors); (viii) materially change the compensation of, or grant equity to, any member of the management team of the Company, or the founders of the Company, unless such change or grant is approved by the board of directors (including a majority of the directors elected by the holders of convertible preferred stock); or (ix) amend the Company’s Certificate of Incorporation or Bylaws.

So long as any shares of Series B-1 or B-2 convertible preferred stock are outstanding, the Company may not, without first obtaining the approval of the holders of at least 60% of the then-outstanding shares of Series B-1 and B-2 convertible preferred stock, voting together as a single class and on an as-converted basis: effect a change of control, liquidation, dissolution, or winding up of the Company in which the holders of Series B-1 and Series B-2 convertible preferred stock would receive an amount per share less than the original issue price plus any declared but unpaid dividends on such shares of Series B-1 and Series B-2 convertible preferred stock.

So long as any shares of Series C convertible preferred stock are outstanding, the Company may not, without first obtaining the approval of the holders of at least 60% of the then-outstanding shares of Series C convertible preferred stock, voting together as a single class and on an as-converted basis: (i) alter or change the powers, preferences, or special rights of the shares of Series C convertible preferred stock so as to affect them adversely (provided, however, that the authorization or issuance of a new series of preferred stock by the Company shall not, on its own, be deemed to adversely affect the powers, preferences or special rights of the Series C convertible preferred stock); (ii) create or authorize the creation of additional shares of Series C convertible preferred stock; or (iii) effect a change of control, liquidation, dissolution, or winding up of the Company in which the holders of Series C convertible preferred stock would receive an amount per share less than the original issue price plus any declared but unpaid dividends on such shares of Series C convertible preferred stock.

So long as any shares of Series D convertible preferred stock are outstanding, the Company may not, without first obtaining the approval of the holders of a majority of the then-outstanding shares of Series D convertible preferred stock, voting together as a single class and on an as-converted basis: (i) alter or change the powers, preferences, or special rights of the shares of Series D convertible preferred stock so as to affect them adversely (provided, however, that the authorization or issuance of a new series of preferred stock by the Company shall not, on its own, be deemed to adversely affect the powers, preferences, or special rights of the Series D convertible preferred stock); (ii) create or authorize the creation of additional shares of Series D convertible preferred stock; or (iii) effect a change of control, liquidation, dissolution, or winding up of the Company in which the holders of Series D convertible preferred stock would receive an amount per share less than the original issue price plus any declared but unpaid dividends on such shares of Series D convertible preferred stock.

So long as any shares of Series E convertible preferred stock are outstanding, the Company may not, without first obtaining the approval of the holders of a majority of the then-outstanding shares of Series E convertible preferred stock, voting together as a single class and on an as-converted basis is required on the following matters: (i) alter or change the powers, preferences, or special rights of the shares of Series E convertible preferred stock so as to affect them adversely (provided, however, that the authorization or issuance of a new series of senior or pari passu preferred stock by the Company shall not, on its own, be deemed to (x) adversely affect the powers, preferences, or special rights of the Series E convertible preferred stock, or (y) adversely affect the Series E preferred stock in a manner different than the other series of preferred stock, such that no vote or consent of the Series E Preferred Stock, voting as a separate class, will be required for the authorization or issuance of a new series of senior or pari passu preferred stock by the Company); or (ii) create or authorize the creation of additional shares of Series E convertible preferred stock.

Redemption

The convertible preferred shares are not redeemable.

Common stock

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to common stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company. As of December 31, 2013 and 2014, there were 370,000,000 and 445,000,000 shares of common stock authorized for each period presented and 138,017,900 and 154,603,683 shares issued and outstanding, respectively. As of June 30, 2015 there were 445,000,000 shares of common stock authorized and 155,753,087 shares issued and outstanding.

Common Stock Subject to Repurchase

In 2011, the Company gave service providers the option of amending their existing stock option agreements to allow them to exercise stock options prior to vesting. This amendment was not considered to be a modification of a stock option for accounting purposes. After the amendment was made, the Company offered this option to all new service providers that received stock option grants. The Company has the right to repurchase at the original purchase price any unvested (but outstanding) common shares upon termination of service of a service provider. The consideration received for an early exercise of a stock option is considered to be a deposit of the exercise price and the related amount is recorded as a liability. The liability is reclassified into equity on a ratable basis as the stock options vest. The Company has recorded a liability, in other current and other non-current liabilities, of $9.2 million as of December 31, 2014 for the 16,455,816 shares that were early exercised by service providers in 2011 through 2014 and initially subject to repurchase by the Company. Unvested shares of 2,465,866 at December 31, 2014 were subject to a repurchase right held by the Company at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. The Company has recorded a liability, in other current and other non-current liabilities, of $3.0 million as of June 30, 2015 for the 16,893,307 shares that were early exercised by employees in 2011 through June 30, 2015 and initially subject to repurchase by the Company. Unvested shares of 704,004 at June 30, 2015 were subject to a repurchase right held by the Company at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. The shares that are subject to a repurchase right held by the Company are legally issued and outstanding shares as of each period presented.

Warrants

On August 7, 2012, the Company entered into a payment processing agreement with Starbucks and issued it three warrants to purchase common stock, which warrants become exercisable if certain performance thresholds under the agreement are achieved prior to the termination of the agreement. The first warrant is exercisable for up to 9,456,950 shares of the Company’s common stock at $11.01 per share, if the Company’s payment processing solution is available in 33% of Starbucks’ owned and operated stores in the United States. The second warrant is exercisable for up to 3,152,310 shares of the Company’s common stock at $14.37 per share, if the Company’s payment processing solution is available in 25% of Starbucks’ owned and operated stores in the United Kingdom. The third warrant is exercisable for up to 3,152,310 shares of the Company’s common stock at $14.37 per share, if the Company’s payment processing solution is available in 25% of Starbucks’ owned and operated stores in Japan. The warrants also become exercisable even if such performance thresholds are not achieved if the Company consummates a change of control transaction, which does not include an initial public offering of the Company’s equity securities. The warrants expire on the earlier of: (1) five years from the date of exercisability; (2) the termination of the related commercial agreement; or (3) the consummation of a change of control transaction.

On November 8, 2012, the performance threshold related to the warrant to purchase 9,456,950 shares was reached. As such, the Company recognized the fair value of the warrant in the amount of $2.2 million, using a Black-Scholes option pricing model, as a share-based customer incentive, a contra-revenue component of the Company’s Starbucks transaction revenue. Due to certain provisions contained within the original warrant agreements, the Company was required to remeasure the fair value of the warrants through earnings each reporting period. The Company recognized the changes in fair value within other income and expense.

On September 30, 2013, the Company and Starbucks entered into an amendment to the warrant agreements, which included the removal of a financing down round protection provision. As a result, the warrants were thereafter considered to be indexed to the Company’s own common stock valuation, and liability-classification is no longer required. On September 30, 2013, the Company performed a final remeasurement of the fair value of the warrants and reclassified the balance from liability to equity. The Company recognized the change in fair value within other income and expense.

The exercisability of the remaining two warrants is contingent upon the achievement of certain performance thresholds, which the Company does not expect to be achieved, or the closing of a change of control transaction. As a result, the Company does not believe it to be probable that these warrants will become exercisable. Accordingly, the Company has not assigned any value to the remaining two warrants in its consolidated financial statements as of December 31, 2014 or as of June 30, 2015.

Stock Option Plan

Under the 2009 Stock Option Plan (the “Plan”), shares of common stock are reserved for the issuance of incentive stock options (ISOs) or non-statutory stock options (NSOs) to eligible participants. The options may be granted at a price per share not less than the fair market value at the date of grant. Options granted generally vest over a four-year term from the date of grant, at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Generally, options granted are exercisable for up to 10 years from the date of grant. The Plan allows for early exercise of employee stock options whereby the option holder is allowed to exercise prior to vesting. Any unvested shares are subject to repurchase by the Company at their original exercise prices.

Common shares purchased under the Plan are subject to certain restrictions, including the right of first refusal by the Company for sale or transfer of shares to outside parties. The Company’s right of first refusal terminates upon completion of an initial public offering of common stock.

As of December 31, 2014, the Plan authorized 133,592,790 shares of common stock to be reserved for issuance on the exercise of stock options to purchase common stock, of which the right to purchase 4,535,900 shares remains available for issuance. As of June 30, 2015, the Plan authorized 162,561,028 shares of common stock to be reserved for issuance on the exercise of stock options to purchase common stock, of which the right to purchase 13,697,671 shares remains available for issuance.

In January 2015, the Company’s Chief Executive Officer contributed 5,068,238 shares of common stock back to the Company for no consideration. The purpose of the contribution was to retire such shares in order to offset stock ownership dilution to existing investors in connection with future issuances under the 2009 Stock Plan.

A summary of stock option activity for the year ended December 31, 2014 is as follows (in thousands, except share and per share data):

	Number of stock options outstanding	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance at December 31, 2013	71,463,130	$2.40	7.67	$479,434
Granted	32,697,751	8.09
Exercised	(9,403,147)	1.57
Forfeited	(7,286,321)	4.39

Balance at December 31, 2014	87,471,413	$4.46	8.36	$490,227

Options vested and expected to vest at
December 31, 2014	77,857,421	$4.46	8.36	$490,227

Options exercisable at
December 31, 2014	86,431,063	$4.46	8.36	$490,227

A summary of stock option activity for the six months ended June 30, 2015 is as follows (unaudited, in thousands, except share and per share data):

	Number of stock options outstanding	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance at December 31, 2014	87,471,413	$4.46	8.36	$490,227
Granted	26,828,885	12.37
Exercised	(4,474,669)	2.69
Forfeited	(6,197,928)	5.63

Balance at June 30, 2015	103,627,701	$6.51	8.38	$769,851

Options vested and expected to vest at
June 30, 2015	85,557,963	$5.81	8.10	$695,614

Options exercisable at
June 30, 2015	103,627,701	$6.51	8.38	$769,851

Aggregate intrinsic value represents the difference between the Company’s estimated fair value of its common stock and the exercise price of outstanding, “in-the-money” options. Aggregate intrinsic value for stock options exercised through December 31, 2012, 2013, and 2014 was $2.9 million, $10.9 million, and $47.8 million, respectively. Aggregate intrinsic value for stock options exercised through June 30, 2015 was $39.1 million.

The total weighted average grant-date fair value of options granted was $1.05, $1.61, $3.84, $3.50, and $5.91 per share for the years ended December 31, 2012, 2013, 2014, and the six months ended June 30, 2014 and June 30, 2015, respectively.

Restricted Stock Awards

The Company issued restricted stock awards to certain employees in fiscal year 2011 and prior. These awards typically vested over a term of two to four years. No restricted stock awards have been issued under the Plan since 2011.

Activity related to restricted stock units and awards is set forth below:

	Number of restricted stock	Weighted average grant date price
Non-vested restricted stock at December 31, 2013	152,580	$0.12
Vested	(152,580)	0.12

Non-vested restricted stock at December 31, 2014	—	$—

There was no such activity during the six months ended June 30, 2015.

Share-Based Compensation

The fair value of stock options granted to employees is estimated on the date of grant using the Black-Scholes-Merton option valuation model. This share-based compensation expense valuation model requires the Company to make assumptions and judgments regarding the variables used in the calculation. These variables include the expected term (weighted average period of time that the options granted are expected to be outstanding), the expected volatility of the Company’s stock, expected risk-free interest rate, expected dividends, and the estimated forfeitures of unvested stock options. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. The Company uses the simplified calculation of expected term, as the Company does not have sufficient historical data to use any other method to estimate expected term. Expected volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The expected risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company’s historical experience. Share-based compensation expense is recorded net of estimated forfeitures on a straight-line basis over the requisite service period.

The fair value of stock options granted to non-employees, including consultants, is initially measured upon the date of grant and remeasured over the vesting period using the same methodology described above. These non-employees provide service to the Company on an ongoing basis, therefore, the performance commitment for each non-employee grant is not considered probable until the award is earned over time. The expected term for non-employee grants is the contractual term, and share-based compensation expense is recognized on a straight-line basis over this term. Share-based compensation expense related to non-employees has not been material for any of the periods presented.

The fair value of stock options was estimated using the following weighted-average assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Fair value of common stock	$1.60-$2.80	$2.80-$5.26	$7.25-$10.06	$7.25-$8.23	$10.06-$13.94
Dividend yield	—%	—%	—%	—%	—%
Risk-free interest rate	0.96%	1.55%	1.85%	1.93%	1.74%
Expected volatility	44.34%	46.47%	46.95%	45.21%	48.63%
Expected term (years)	6.05	6.09	6.06	6.08	6.10

The following table summarizes the effects of share-based compensation on the Company’s consolidated statements of operations (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Product development	$3,984	$8,820	$24,758	$9,821	$19,349
Sales and marketing	668	1,235	3,738	1,483	2,774
General and administrative	3,462	4,603	7,604	3,017	6,570

Total	$8,114	$14,658	$36,100	$14,321	$28,693

As of December 31, 2014, there was $177.9 million of total unrecognized compensation cost related to outstanding stock options and restricted stock awards that is expected to be recognized over a weighted average period of 2.86 years. As of June 30, 2015, there was $178.6 million of total unrecognized compensation cost related to outstanding stock options and restricted stock awards that is expected to be recognized over a weighted average period of 3.51 years.

NOTE 14—NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share is the same as basic loss per share for all years presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Net loss	$(85,199)	$(104,493)	$(154,093)	$(79,355)	$(77,598)
Basic shares:
Weighted-average common shares outstanding	131,261	132,562	148,876	144,706	152,827
Weighted-average unvested shares	(12,041)	(4,717)	(6,834)	(6,548)	(5,539)

Weighted-average shares used to compute basic net loss per share	119,220	127,845	142,042	138,158	147,288

Diluted shares:
Weighted-average shares used to compute diluted net loss per share	119,220	127,845	142,042	138,158	147,288

Loss per share:
Basic	$(0.71)	$(0.82)	$(1.08)	$(0.57)	$(0.53)
Diluted	$(0.71)	$(0.82)	$(1.08)	$(0.57)	$(0.53)

The following potential common shares were excluded from the calculation of diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Stock options	51,687	71,463	87,471	84,187	103,628
Common stock warrants	15,762	15,762	15,762	15,762	15,762
Preferred stock warrants	87	87	87	87	87
Convertible preferred stock	134,529	134,529	135,253	125,553	135,253

Total anti-dilutive securities	202,065	221,841	238,573	225,589	254,730

Unaudited Pro Forma Net Loss Per Share

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the first period presented or the original date of issuance, if later.

The following table presents the calculation of basic and diluted pro forma net loss per share (in thousands, except per share data):

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
	(Unaudited)
Net loss	$(154,093)	$(77,598)
Basic shares:
Weighted-average shares used to compute basic net loss per share	142,042	147,288
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon completion of the Company’s initial public offering	135,253	135,253

Weighted-average shares used to compute basic pro forma net loss per share	277,295	282,541

Diluted shares:
Weighted-average shares used to compute diluted pro forma net loss per share	277,295	282,541

Loss per share:
Basic	$(0.56)	$(0.27)
Diluted	$(0.56)	$(0.27)

NOTE 15—OTHER INCOME AND EXPENSE

Other income and expense, net, is comprised of the following (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Net (gain) loss on foreign exchange	$18	$283	$1,116	$(232)	$714
Starbucks warrant liability remeasurement	(185)	(1,235)	—	—	—
Other	—	2	(12)	12	32

Total other (income) and expense	$(167)	$(950)	$1,104	$(220)	$746

NOTE 16—COMMITMENTS AND CONTINGENCIES

Operating and Capital Leases

The Company has entered into various non-cancelable operating leases for certain offices with contractual lease periods expiring between 2014 and 2025. The Company recognized total rental expenses under operating leases of $1.6 million, $6.1 million, and $11.4 million during the years ended December 31, 2012, 2013, and 2014, respectively. The Company recognized total rental expenses under operating leases of $4.9 million and $6.8 million during the six months ended June 30, 2014 and, 2015, respectively.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2014 are as follows (in thousands):

	Capital	Operating
Year:
2015	$57	$14,541
2016	57	15,163
2017	42	15,232
2018	3	15,306
2019	—	15,206
Thereafter	—	66,601

Total	$159	$142,049

Less amount representing interest	(13)

Present value of capital lease obligations	146
Less current portion of capital lease obligation	(50)

Non-current portion of capital lease obligation	$96

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of June 30, 2015 are as follows (unaudited, in thousands):

	Capital	Operating
Year:
2015 (remaining 6 months)	$30	$7,355
2016	60	14,612
2017	45	14,724
2018	4	14,897
2019	—	15,152
Thereafter	—	67,237

Total	$139	$133,977

Less amount representing interest	(10)

Present value of capital lease obligations	129
Less current portion of capital lease obligation	(60)

Non-current portion of capital lease obligation	$(69)

Litigation

On December 1, 2010, the Company, along with co-founder Jim McKelvey, filed a complaint in the United States District Court for the Eastern District of Missouri (Civil Action No. 4:10-cv-02243)

against REM Holdings 3, LLC (“REM”) that, as amended, seeks to correct the inventorship of three patents. The patents named Robert Morley as the sole inventor and REM as their assignee of rights, and the Company filed suit to have Mr. McKelvey added as an inventor. REM subsequently filed counterclaims alleging that the Company had infringed those same three patents. The litigation was stayed pending the outcome of reexamination proceedings before the U.S. Patent and Trademark Office (“PTO”) with respect to the three patents. With the exception of five recently amended claims, which have not yet progressed beyond preliminary reexamination, all of the claims from the three patents asserted in Mr. Morley’s 2010 complaint have either been canceled or otherwise found unpatentable by the Patent Office Trial and Appeals Board.

On January 30, 2014, Mr. Morley and REM filed a complaint against the Company, Jack Dorsey, and Mr. McKelvey, again in the United States District Court for the Eastern District of Missouri (Civil Action No. 4:14-CV-00172), alleging that the formation of the Company and the development of its card reader and decoding technologies constituted, among other things, breach of an oral joint venture, fraud, negligent misrepresentation, civil conspiracy, unjust enrichment, and misappropriation of trade secrets, as well as other related claims. Mr. Morley also alleges infringement of an additional patent from the same family as those in the prior litigation, and he seeks correction of inventorship of certain of our patents. This lawsuit has now been consolidated with the prior litigation, and the patent-related claims have been stayed pending the outcome of PTO proceedings.

The Company is vigorously defending against the claims of REM and Mr. Morley in both cases. Given the early stage of the District Court proceedings, the Company cannot reliably determine the potential liability that could result from this matter.

On March 19, 2015, Jeffry Levin filed a putative class action lawsuit against Caviar, Inc. (a wholly owned subsidiary of Square), alleging that Caviar misclassified Mr. Levin and other similarly situated couriers as independent contractors under the provisions of the California Labor Code and claiming that certain expenses should have been borne by Caviar. This lawsuit was filed in the United States District Court for the Northern District of California (Civil Action No. 3:15-cv-01285). The Company’s motion to compel arbitration is pending.

The Company is vigorously defending against the claims of Mr. Levin. Given the early stage of the proceedings, it is not yet possible to reliably determine the potential liability that could result from this matter.

The Company is also involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position.

NOTE 17—SEGMENT AND GEOGRAPHICAL INFORMATION

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) for purposes of allocating resources and evaluating financial performance. The Company’s CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company’s operations constitute a single operating segment and one reportable segment.

Revenue

Revenue by geography is based on the billing addresses of the merchants. The following table sets forth revenue by geographic area (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Revenue
United States	$203,449	$546,553	$825,578	$363,107	$542,282
International	—	5,880	24,614	8,771	18,288

Total net revenue	$203,449	$552,433	$850,192	$371,878	$560,570

No individual country from the international markets contributed in excess of 10% of total revenue for the years ended December 31, 2012, 2013, and 2014 and the six months ended June 30, 2014 and 2015.

Long-Lived Assets

The following table sets forth long-lived assets by geographic area (in thousands):

	December 31,		June 30, 2015
	2013	2014
			(Unaudited)
Long-lived assets
United States	$52,149	$112,988	$153,603
International	721	1,291	1,588

Total long-lived assets	$52,870	$114,279	$155,191

NOTE 18—SUPPLEMENTAL CASH FLOW INFORMATION

The supplemental disclosures of cash flow information consists of the following (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Cash paid for interest	$9	$3	$940	$86	$744
Cash paid for income taxes	—	25	2,442	374	791
Purchases of property and equipment in accounts payable and accrued expenses	1,054	215	—	—	5,394
Fair value of shares issued related to acquisitions of businesses	—	278	59,576	15,259	22,887
Reclassification of customer common stock warrants to permanent equity	—	764	—	—	—

NOTE 19—SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the consolidated balance sheet date through March 27, 2015, and September 11, 2015, the date at which the respective audit and unaudited consolidated financial statements were available to be issued, respectively.

On July 9, 2015, the Company approved a modification to all nonstatutory stock option grants to extend the exercise term for terminated employees who have completed two years of service. The modified expiration date in respect of a termination event will be the earlier of (i) three years from termination or (ii) one year following an initial public offering, if in each case, the date of termination occurs between August 31, 2015 and the nine-month anniversary of the initial public offering. In all cases, the grants remain subject to earlier expiration in accordance with their original terms. The Company is currently assessing the additional share-based compensation expense which will be taken as a one-time charge in the third quarter of 2015.

Effective August 21, 2015, the Company amended its payment processing agreement with Starbucks such that, as of October 1, 2015, the Company is no longer Starbucks’ exclusive payment processing provider, Starbucks can terminate the agreement upon 30 days’ notice, and any payment processing volumes will be subject to increased rates beginning on October 1, 2015. In addition, the previously unvested warrants related to processing targets in the United Kingdom and Japan have been canceled.

I JUST POP IT IN, OPEN IT UP. AND EVERYBODY
SAYS, ‘WOW YOU’RE SO CUTTING EDGE.’
JAMES BROCK
BOSTON HOME INSPECTORS, BOSTON, MA

CHELSEA BRYAN
MIETTE, SAN FRANCISCO, CA

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

On the completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant to be in effect upon the completion of this offering provide that:

•	The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (Securities Act).

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Common Stock Issuances

In July 2015, the Registrant sold 3,777 shares of its common stock, in consideration for services previously rendered by a deceased employee, to a beneficiary of the employee, at a purchase price of approximately $0.01 per share, for an aggregate purchase price of approximately $37.77.

Preferred Stock Issuances

From July 2012 through September 2012, the Registrant sold an aggregate of 20,164,210 shares of its Series D convertible preferred stock to 21 accredited investors at a purchase price of approximately $11.014 per share, for an aggregate purchase price of approximately $222.1 million.

From September 2014 through October 2014, the Registrant sold an aggregate of 9,700,289 shares of its Series E convertible preferred stock to 10 accredited investors at a purchase price of approximately $15.46345 per share, for an aggregate purchase price of approximately $150.0 million.

Option Issuances

Since June 1, 2012, the Registrant granted to its directors, officers, employees, consultants and other service providers options to purchase an aggregate of 117,400,806 shares of its common stock under its equity compensation plans at exercise prices ranging from approximately $2.728 to $15.25 per share.

Warrants

Since June 1, 2012, the Registrant issued to one accredited investor warrants to purchase an aggregate of 15,761,570 shares of its common stock at exercise prices ranging from $11.01 to $14.37 per share, for an aggregate purchase price of approximately $194.7 million.

Shares Issued in Connection with Acquisitions

Since June 1, 2012, the Registrant issued an aggregate of 11,860,419 shares of its common stock in connection with acquisitions of certain companies or their assets and as consideration to individuals and entities who were former service providers and/or stockholders of such companies. In connection with the Registrant’s acquisitions of four companies, the Registrant issued shares to 3, 11, 27 and 12 individuals or entities, respectively. In each of these transactions recipients of shares represented to the Registrant that they are “accredited investors,” as defined in Regulation D promulgated under Section 4(a)(2) of the Securities Act, formerly Section 4(2), or that they have appointed a purchaser representative (as defined in Rule 501(h)). In connection with the Registrant’s acquisitions of certain assets, the Registrant issued shares to one entity in each instance. The Registrant believes that each recipient of shares was sophisticated and capable of understanding and evaluating the risks of acquiring the Registrant’s securities.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes the offers, sales, and issuances of the above securities, including the transaction described under the title “Common Stock Issuances,” were exempt from registration under the Securities Act by virtue of Section 4(a)(2), formerly 4(2), of the Securities Act, because the issuance of securities to the recipients did not involve a public offering, or were offered in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation, as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant or otherwise, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the     day of                     , 2015.

SQUARE, INC.

By:
Jack Dorsey
President, Chief Executive Officer, and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jack Dorsey, Sarah Friar, and Dana Wagner, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy, and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jack Dorsey	President, Chief Executive Officer, and Chairman (Principal Executive Officer)	, 2015

Sarah Friar	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2015

Roelof Botha	Director	, 2015

Earvin Johnson	Director	, 2015

Vinod Khosla	Director	, 2015

Jim McKelvey	Director	, 2015

Mary Meeker	Director	, 2015

Signature	Title	Date

Ruth Simmons	Director	, 2015

Lawrence Summers	Director	, 2015

David Viniar	Director	, 2015

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1^	Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3^	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Form of Class A common stock certificate of the Registrant.

4.2^	Fifth Amended and Restated Investors’ Rights Agreement among the Registrant and certain holders of its capital stock, dated as of September 9, 2014.

4.3*	Warrant to purchase shares of convertible preferred stock issued to TriplePoint Capital LLC, dated as of March 17, 2010.

4.4*	Warrant to purchase shares of common stock issued to Starbucks Corporation, dated as of August 7, 2012, as amended on September 30, 2013.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+*	Square, Inc. 2015 Equity Incentive Plan and related form agreements.

10.3+^	Square, Inc. 2009 Stock Plan and related form agreements.

10.4+*	Square, Inc. Executive Incentive Compensation Plan.

10.5+*	Offer Letter between the Registrant and Jack Dorsey.

10.6+*	Offer Letter between the Registrant and Sarah Friar.

10.7+*	Offer Letter between the Registrant and Dana Wagner.

10.8+*	Offer Letter between the Registrant and Françoise Brougher.

10.9+*	Offer Letter between the Registrant and Alyssa Henry.

10.10^	Office Lease by and between the Registrant and Hudson 1455 Market, LLC, dated as of October 17, 2012, as amended on March 22, 2013, January 22, 2014, and June 6, 2014.

10.11^	Revolving Credit Agreement dated as of April 4, 2014 among the Registrant, the Lenders Party Thereto, and Goldman Sachs Lending Partners LLC, as Administrative Agent.

10.12^#	Master Development and Supply Agreement by and between the Registrant and TDK Corporation, dated as of October 1, 2013.

10.13^#	Master Manufacturing Agreement by and between the Registrant and Cheng Uei Precision Industry Co., Ltd., dated as of June 27, 2012.

10.14#^	ASIC Development and Supply Agreement by and between the Registrant, Semiconductor Components Industries, LLC (d/b/a ON Semiconductor) and ON Semiconductor Trading, Ltd, dated as of March 25, 2013.

10.15+*	Square, Inc. 2015 Employee Stock Purchase Plan and related form agreements.

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

*	To be submitted by amendment.
^	Previously submitted.
+	Indicates management contract or compensatory plan.
#	Confidential treatment has been requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the Securities and Exchange Commission.